As filed with the Securities and Exchange Commission on October 19, 1999.

                                                Registration No. 333-86937
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ----------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                            METASOLV SOFTWARE, INC.
            (Exact Name of Registrant as Specified in its Charter)

        Delaware                     7371                    75-2476509
                               (Primary Standard          (I.R.S. Employer
     (State or Other              Industrial           Identification Number)
     Jurisdiction of          Classification Code
    Incorporation or                Number)
      Organization)

                             5560 Tennyson Parkway
                              Plano, Texas 75024
                                (972) 403-8300
  (Address, including zip code, and telephone number, including area code, of the registrant's principal executive offices)
                               ----------------
                             GLENN A. ETHERINGTON
                            Chief Financial Officer
                            MetaSolv Software, Inc.
                             5560 Tennyson Parkway
                              Plano, Texas 75024
                                (972) 403-8300
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                               ----------------
                                  Copies to:
            BRIAN K. BEARD                            ALAN DEAN
           ANTHONY M. ALLEN                     Davis Polk & Wardwell
       Gunderson Dettmer Stough                 450 Lexington Avenue
 Villeneuve Franklin & Hachigian, LLP         New York, New York 10017
 8911 Capital of Texas Highway, Suite              (212) 450-4000
                 4240
          Austin, Texas 78759
            (512) 342-2300
                               ----------------
  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ______________

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _______________

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ______________

  If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                               ----------------

                     CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
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
                                                    Proposed
                                                    Maximum
                                      Amount        Offering    Proposed Maximum   Amount of
     Title of Each Class of           to be        Price Per       Aggregate      Registration
   Securities to be Registered      Registered       Share       Offering Price      Fee(1)
----------------------------------------------------------------------------------------------
Common Stock, $0.01 par value....   $5,750,000       $14.00       $80,500,000       $22,379
----------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------

(1) $16,680 of such fee has previously been paid.

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

-------------------------------------------------------------------------------
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and we are not soliciting offers to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)
Issued      , 1999

                             5,000,000 Shares

                    [LOGO OF METASOLV SOFTWARE APPEARS HERE]

                                  COMMON STOCK

                                  -----------

MetaSolv Software, Inc. is offering 5,000,000 shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $12 and $14 per share.

                                  -----------

We have applied to list our common stock on the Nasdaq National Market under the symbol "MSLV."

                                  -----------

                 Investing in our common stock involves risks.
                    See "Risk Factors" beginning on page 5.

                                  -----------

                               PRICE $    A SHARE

                                  -----------

                                                Price  Underwriting
                                                  to   Discounts and Proceeds to
                                                Public  Commissions   MetaSolv
                                                ------ ------------- -----------
Per Share......................................  $          $            $
Total.......................................... $          $            $

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

MetaSolv Software, Inc. has granted the underwriters the right to purchase up to an additional 750,000 shares of common stock to cover over-allotments. Morgan Stanley & Co. Incorporated expects to deliver the shares of common stock
to purchasers on      , 1999.

                                  -----------

MORGAN STANLEY DEAN WITTER

           BANCBOSTON ROBERTSON STEPHENS

                                                       JEFFERIES & COMPANY, INC.

       , 1999

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   4
Risk Factors.............................................................   6
Use of Proceeds..........................................................  17
Dividend Policy..........................................................  17
Capitalization...........................................................  18
Dilution.................................................................  19
Selected Financial Data..................................................  20
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  21
Business.................................................................  31

                                                                            Page
                                                                            ----
Management.................................................................  47
Certain Transactions.......................................................  56
Principal Stockholders.....................................................  57
Description of Capital Stock...............................................  59
Shares Eligible for Future Sale............................................  61
Underwriters...............................................................  63
Legal Matters..............................................................  65
Change in Accountants......................................................  65
Experts....................................................................  65
Additional Information.....................................................  65
Index to Financial Statements.............................................. F-1

  Until      , 1999, all dealers that buy, sell or trade the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

  You should read this summary together with the more detailed information and our financial statements and notes appearing elsewhere in this prospectus. Unless otherwise indicated, all information in this prospectus gives effect to the conversion of all outstanding shares of preferred stock into shares of common stock effective upon the closing of the offering and assumes no exercise of the underwriters' over-allotment option. All information in this prospectus relating to the number of shares of our common stock or options is based upon information as of September 30, 1999, assuming a 2 for 1 stock split before the offering.

                               METASOLV SOFTWARE

  We are a leading provider of order management and service provisioning, or O&P, software solutions for next-generation telecommunications service providers. Next-generation telecommunications service providers are telecommunications providers that have emerged as a result of new technology and industry deregulation and that offer a variety of traditional and new services. Service providers use order management and service provisioning systems to process a customer's order for telecommunications service, provision and reserve the appropriate network resources to establish the requested service, and detect and resolve any problems that may occur with that service. Our Telecom Business Solution, or TBS, software is a comprehensive O&P solution, designed to meet the needs of next-generation telecommunications service providers. We derive substantially all of our revenue from the sale of licenses, related professional services and maintenance and support for our TBS software.

  Traditional telecommunications service providers specialize in providing one type of service, such as local or long distance telephone service. Now, however, industry deregulation and technological advances make it possible for a telecommunications service provider to offer a variety of services--such as local, long-distance and Internet service--in a single bundled package to their customers. Next-generation service providers offer these bundled packages of telecommunications services and need O&P software that can handle the enormously complex tasks involved in creating and delivering multiple services. Based on recent industry reports, we estimate the worldwide spending on third-party O&P solutions by these next-generation service providers will grow by over 40% per year to $1.2 billion in 2001.

  We developed our TBS software as a packaged software solution for licensing to telecommunications service providers. Our business model is not based on the development of software that is custom-designed to meet the needs of a single customer. Founded in 1992, we began to build an O&P software system in early 1994 in conjunction with ALLTEL, an established service provider. The initial O&P product developed by MetaSolv and ALLTEL focused on the tasks necessary to connect local-exchange networks to those of the long-distance service providers. After the Telecommunications Act of 1996 opened the local-exchange market to competition, we expanded our product line to address the needs of service providers involved in the resale and wholesale of local and long-distance services. In early 1997, we expanded our TBS software to support the creation and delivery of services on networks that combine voice and data services. Throughout 1998 and 1999, we enhanced our TBS software to support the creation and delivery of services that utilize the Internet as a communications network.

  We currently have over 50 customers representing all facets of the telecommunications industry including established telecommunications service providers, such as GTE and ALLTEL; new service providers competing in local-service markets, such as Allegiance Telecom and GST Telecommunications; operators of the large, high-speed networks that sell transmission capacity to other service providers or sell services directly to customers, such as Qwest Communications and Williams Communications; the emerging long-distance operations of these companies, such as BellSouth and Ameritech; and new local service providers that specialize in providing data-communications services, such as HarvardNET and GTE Global Networks Infrastructure.

  MetaSolv Software, Inc. was originally incorporated as Omnicase, Inc. in Delaware on July 6, 1992. Our principal executive offices are located at 5560 Tennyson Parkway, Plano, Texas 75024 and our telephone number is (972) 403-8300. Our Web site is www.metasolv.com. The information on our Web site is not incorporated by reference into this prospectus.

                                  THE OFFERING

Common stock offered....................
Common stock to be outstanding after        5,000,000 shares
 this offering..........................
Use of proceeds.........................    33,278,366
                                            For general corporate purposes,
                                            including working capital.
Proposed Nasdaq National Market             MSLV
 symbol.................................

  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

                             SUMMARY FINANCIAL DATA

                                                                 Nine Months
                                        Year Ended December         Ended
                                                31,             September 30,
                                       ----------------------  ----------------
                                        1996    1997   1998     1998     1999
                                       ------- ------ -------  -------  -------
                                       (in thousands, except per share data)
                                                                 (unaudited)
Statement of Operations Data:
Revenues:
 License.............................. $ 1,895 $5,262 $23,432  $13,225  $27,202
 Service..............................   1,927  4,037  19,144   12,645   23,783
                                       ------- ------ -------  -------  -------
   Total revenues.....................   3,822  9,299  42,576   25,870   50,985
                                       ------- ------ -------  -------  -------
Cost of revenues:
 License..............................      69    223   1,298      842    1,262
 Service..............................     568  2,359  14,803    9,722   18,293
                                       ------- ------ -------  -------  -------
   Total cost of revenues.............     637  2,582  16,101   10,564   19,555
                                       ------- ------ -------  -------  -------
Gross profit..........................   3,185  6,717  26,475   15,306   31,430
Total operating expenses..............   2,604  6,652  26,983   17,488   29,428
                                       ------- ------ -------  -------  -------
Income (loss) from operations......... $   581 $   65 $  (508) $(2,182) $ 2,002
                                       ======= ====== =======  =======  =======
Net income (loss)..................... $   648 $  120 $  (186) $(1,723) $ 1,199
                                       ======= ====== =======  =======  =======
Earnings (loss) per share:
 Basic................................ $  0.06 $ 0.01 $  0.02  $ (0.15) $  0.10
 Diluted.............................. $  0.03 $ 0.00 $  0.02  $ (0.15) $  0.04
Weighted-average shares outstanding:
 Basic................................  11,404 11,409  11,472   11,436   11,781
 Diluted..............................  22,440 24,943  11,472   11,436   31,446

  The following table presents our summary balance sheet at September 30, 1999. The pro forma balance sheet data reflect the conversion of our preferred stock outstanding as of September 30, 1999 into 16,245,306 shares of common stock and the pro forma as adjusted data reflect our sale of 5,000,000 shares of our common stock in this offering at an assumed initial public offering price of $13.00 per share and the application of the estimated net proceeds.

                                                     As of September 30, 1999
                                                   -----------------------------
                                                                      Pro Forma
                                                   Actual  Pro Forma As Adjusted
                                                   ------- --------- -----------
                                                          (in thousands)
                                                            (unaudited)
Balance Sheet Data:
Cash and cash equivalents......................... $12,404  $12,404    $71,654
Working capital...................................  10,531   10,531     69,781
Total current liabilities.........................  20,917   20,917     20,917
Redeemable convertible preferred stock............  12,610        -          -
Total stockholders' equity........................   3,257   15,867     75,117

                                 RISK FACTORS

  You should carefully consider the following risks before making an investment decision. Any of the following risks could seriously harm our business or adversely affect our financial condition or results of operations. As a result, these risks could cause the decline in the trading price of our common stock, and you may lose all or part of your investment. You should also refer to the other information set forth in this prospectus, including our financial statements and the related notes.

Risks Related to Our Business

  We Have a Limited Operating History with Inconsistent Profitability, which Makes our Future Operating Results Uncertain

  We were founded in July 1992 and began development of an ordering and provisioning solution in early 1994. Accordingly, our prospects must be considered in light of the risks and difficulties frequently encountered by companies in the early stage of development, particularly companies in new, rapidly evolving and highly competitive markets. To address these risks, we must respond effectively to competition, continue to attract, retain and motivate qualified personnel and continue to improve our products. Although we have achieved profitability in the most recent nine-month period ended September 30, 1999, we had a net loss in the year ended December 31, 1998, following three years of only limited profitability. Our operating losses and marginal profitability have been due in part to the commitment of significant resources to our research and development, sales and marketing and professional services organizations. We expect to devote additional resources to these areas and, as a result, will need to continue increasing our quarterly revenues to maintain profitability. Although our revenues have increased in recent periods, we cannot be certain that our revenues will grow at past rates or that we will sustain profitability on a quarterly or annual basis in the future.


  We Have Relied and Expect to Continue to Rely on Sales of Our Telecom Business Solution Product for Our Revenue

  We currently derive all of our revenue from the licensing, related professional services and maintenance and support of our Telecom Business Solution software product. We expect that we will continue to depend on revenue related to new and enhanced versions of our TBS software for the foreseeable future. We cannot be certain that we will be successful in upgrading and marketing our TBS software or that we will successfully develop and market new products or services. Any failure to continue to increase revenue related to our existing products or to generate revenue from new products and services would adversely affect our operating results and financial condition.

  We Rely on a Limited Number of Customers for a Significant Portion of Our Revenue

  We currently derive, and we expect to continue to derive, a significant portion of our revenue through large financial commitments by a limited number of customers. For the nine months ended September 30, 1999, our ten largest customers accounted for approximately 53% of our total revenue, with Qwest Communications, Time Warner Communications and Allegiance Telecom accounting for 13%, 7% and 6% of the total, respectively. The amount of revenue we derive from a specific customer is likely to vary from period to period, and a major customer in one period may not produce significant additional revenue in a subsequent period. To the extent that any major customer terminates its relationship with us, our revenue could decline significantly.

  If We Fail to Accurately Estimate the Resources Necessary to Complete Any Fixed-Price Contract, Or If We Fail to Meet Our Performance Obligations, We May Be Required to Absorb Cost Overruns and We May Suffer Losses On Projects

  In addition to time and materials contracts, we have periodically entered into fixed-price contracts for software implementation, and we may do so in the future. These fixed-price contracts involve risks because they require us to absorb possible cost overruns. Our failure to accurately estimate the resources required for a project or our failure to complete our contractual obligations in a manner consistent with the project plan would likely cause us to have lower margins or to suffer a loss on such a project, which would negatively impact our operating results. On occasion we have been required to commit unanticipated additional resources to complete projects. We may experience similar situations in the future. In addition, for specific projects, we may fix the price before the requirements are finalized. This could result in a fixed price that turns out to be too low, which would cause us to suffer a loss on the project that would negatively impact our operating results.

  Our Quarterly Operating Results Have Varied Significantly and May Cause Our Stock Price to Fluctuate

  Our quarterly operating results have varied significantly and are difficult to predict. As a result, we believe that period-to-period comparisons of our results of operations are not a good indication of our future performance. It is likely that in some future quarter or quarters our operating results will be below the expectations of public market analysts or investors. In such an event, the market price of our common stock may decline significantly. A number of factors are likely to cause our quarterly results to vary, including:

  . The overall level of demand for telecommunications services by consumers and businesses and its effect on demand for product and services by our customers;

  . Our customers' willingness to buy, rather than build, order management and provisioning solutions;

  . The timing of individual software orders, particularly those of our major customers involving large license fees that would materially affect our revenue in a given quarter;

  . The introduction of new telecommunications services and our ability to react quickly compared to our competitors;

  . Our ability to manage costs, including costs related to professional services and support services costs;

  . The utilization rate of our professional services employees and the extent to which we use third party subcontractors to provide consulting services;

  .  Costs related to possible acquisitions of other businesses;

  . Our ability to collect outstanding accounts receivable from very large product licenses;

  . Innovation and introduction of new technologies, products and services in the telecommunications and information technology industries; and

  . Costs related to the expansion of our operations, including a large expansion of our office space.

  We forecast the volume and timing of orders for our operational planning, but these forecasts are based on many factors and subjective judgments, and we can not assure their accuracy. We have hired and trained a large number of personnel in core areas, including product development and professional services, based on our forecast of future revenues. As a result, a significant portion of our operating expenses are fixed in the short term. Therefore, failure to generate revenue according to our expectations in a particular quarter could have an immediate negative effect on results for that quarter.

  We operate with virtually no backlog because we ship software products and perform services shortly after orders are received. As a result, our quarterly revenue is largely dependent upon orders booked and delivered during that quarter. We expect that our sales will continue to involve large financial commitments from a relatively small number of customers. As a result, the cancellation, deferral, or failure to complete the sale of even a small number of licenses for our products and related services may cause our revenues to fall below expectations. Also, we have often booked a large portion of our quarterly sales in the last month of any given quarter, and often in the last week of that month. This sales pattern is caused by our quarterly incentive compensation programs and customer purchasing patterns driven by quarterly capital expenditure budgets. Accordingly, delays in the completion of sales near the end of a quarter could cause quarterly revenue to fall substantially short of anticipated levels. Significant sales may also occur earlier than expected, which could cause operating results for later quarters to compare unfavorably with operating results from earlier quarters.

  Some contracts for software licenses may not qualify for revenue recognition upon product delivery. Revenue may be deferred when there are significant elements required under the contract that have not been completed, there are express conditions relating to product acceptance, or when collection is not considered probable. With these uncertainties we may not be able to predict accurately when revenue from these contracts will be recognized.

  In Order to Increase Market Awareness of Our Products and Generate Increased Revenue, We Need to Expand Our Sales and Distribution Capabilities

  We must expand our direct and indirect sales operations to increase market awareness of our products and to generate increased revenue. We cannot be certain that we will be successful in these efforts. Our products and services require a sophisticated sales effort targeted at the senior management of our prospective customers. New hires will require training and take time to achieve full productivity. We cannot be certain that our recent hires will become as productive as necessary or that we will be able to hire enough qualified individuals in the future. We also plan to expand our relationships with systems integrators and other third-party resellers to build an indirect sales channel. Failure to expand these sales channels would adversely affect our revenues and operating results. In addition, we will need to manage potential conflicts between our direct sales force and third-party reselling efforts.

  We Depend on Certain Key Personnel, and the Loss of Any Key Personnel Could Affect Our Ability to Compete

  We believe that our success will depend on the continued employment of our senior management team and key technical personnel. This dependence is particularly important to our business because personal relationships are a critical element of obtaining and maintaining business contacts with our customers. Our senior management team and key technical personnel would be very difficult to replace and the loss of any of these key employees could seriously harm our business. In addition, we currently do not have non-compete agreements in place, and if any of these key employees joins a competitor or forms a competing company, some of our customers might choose to use the products or services of that competitor or of a new company instead of ours.

  Our Ability to Attract, Train and Retain Qualified Employees is Crucial to Results of Operations and Future Growth

  As a company focused on the development, sale and delivery of software products and related services, our personnel are our most valued assets. Our future success depends in large part on our ability to hire, train and retain software developers, systems architects, project managers, telecommunications business process experts, systems analysts, trainers, writers, consultants and sales and marketing professionals of various experience levels. Skilled personnel are in short supply, and this shortage is likely to continue. As a result, competition for these people is intense, and the industry turnover rate for them is high. Any inability to hire, train and retain a sufficient number of qualified employees could hinder the growth of our business. In addition, we believe that the prospective employees that we target after the offering may perceive that the stock option component of our compensation packages is not as valuable as the component was prior to this offering. Consequently, we may have difficulty hiring our desired numbers of qualified employees after this offering. Moreover, even if we are able to expand our employee base, the resources required to attract and retain such employees may adversely affect our operating margins.

  Our Future Success Depends on Our Continued Use of Strategic Relationships to Implement and Sell Our Products

  We have entered into relationships with third-party systems integrators, as well as with hardware platform and software applications developers. We rely on these third parties to assist our customers and to lend expertise in large scale, multi-system implementation and integration projects, including overall program management and development of custom interfaces for our product. Should these third parties go out of business or choose not to provide these services, we may be forced to develop those capabilities internally, incurring significant expense and adversely affecting our operating margins. In addition, we have derived and anticipate that we will continue to derive, a significant portion of our revenues from customers that have established relationships with our marketing and platform partners. We could lose sales opportunities if we fail to work effectively with these parties or fail to grow our base of marketing and platform partners.

  If We Fail to Manage Our Growth, We May Face Increased Costs and Lower
Margins

  We have grown rapidly and expect to continue to grow rapidly by hiring new employees and by expanding our offering of products and services. For example, our headcount has grown from 144 as of January 1, 1998 to 371 as of September 30, 1999, and several members of our senior management team have only recently joined us. Our growth has resulted in new and increased responsibilities for management and will continue to place a significant strain on our internal systems. In order to accommodate the increased number of transactions and customers and the increased size of our operations, we will need to hire, train and retain the appropriate personnel to manage our operations. We will also need to improve our financial and management controls, reporting systems and operating systems. We are currently implementing new systems for our human resource and accounting functions. We plan to redesign several internal control systems, including contract and order management systems. We may encounter difficulties in transitioning to the new systems, and even after we implement these systems, our personnel, systems, procedures and controls may be inadequate to support our future operations.

  Our Planned International Operations May Be Difficult and Costly

  To date, international revenues have been minimal. We intend, however, to expand our operations in the future by opening more international offices and will need to devote significant management and financial resources for our international expansion. In particular, we will have to attract experienced management, technical, sales, marketing and support personnel for our international offices. Competition for these people is intense and we may be unable to attract qualified staff. International expansion may be more difficult or take longer than we anticipate, especially due to language barriers, currency exchange risks and the fact that the telecommunications infrastructure in foreign countries may be less advanced than the telecommunications infrastructure in the United States. If we are unable to expand our international operations successfully and in a timely manner, our expenses could increase at a greater rate than our revenues, and our operating results could be adversely affected.

  Moreover, international operations are subject to a variety of additional risks that could adversely affect our operating results and financial condition. These risks include the following:

  .  Longer payment cycles;

  .  Problems in collecting accounts receivable;

  .  The impact of recessions in economies outside the United States;

  .  Unexpected changes in regulatory requirements;

  .  Higher levels of regulation specific to the telecommunications industry;

  . Trade barriers and barriers to foreign investment, in some cases specifically applicable to the telecommunications industry;

  .  Barriers to the repatriation of capital or profits;

  .  Fluctuations in currency exchange rates;

  .  Restrictions on the import and export of certain technologies;

  .  Lower protection for intellectual property rights;

  . Seasonal reductions in business activity during the summer months, particularly in Europe;

  .  Potentially adverse tax consequences;

  . Increases in tariffs, duties, price controls or other restrictions on foreign currencies; and

  .  Requirements of a locally domiciled business entity.

  Potential Future Acquisitions Could Be Difficult to Integrate, Disrupt Our Business, Dilute Stockholder Value and Adversely Affect Our Operating Results

  We may acquire other businesses in the future, which would complicate our management tasks. We may need to integrate widely dispersed operations that have different and unfamiliar corporate cultures. These integration efforts may not succeed or may distract management's attention from existing business operations. Our failure to successfully manage future acquisitions could seriously harm our business. Also, our existing stockholders would be diluted if we financed the acquisitions by issuing equity securities.

  Our Failure to Meet Customer Expectations or Deliver Error-Free Software Could Result in Losses and Negative Publicity

  The complexity of our products and the potential for undetected software errors increase the risk of claims and claim-related costs. Due to the mission-critical nature of order management and service provisioning systems, undetected software errors are of particular concern. The implementation of our products, which we accomplish through our professional services division and with our partners, typically involves working with sophisticated software, computing and communications systems. If we experience difficulties with an implementation or do not meet project milestones in a timely manner, we could be obligated to devote more customer support, engineering and other resources to a particular project and to provide these services at reduced or no charge. If our software contains undetected errors or we fail to meet our customers' expectations or project milestones in a timely manner, we could experience:

  . Delayed or lost revenues and market share due to adverse customer reaction;

  .  Loss of existing customers;

  . Negative publicity regarding us and our products, which could adversely affect our ability to attract new customers;

  . Expenses associated with providing additional products and services to a customer at a reduced charge or at no charge;

  . Claims for substantial damages against us, regardless of our responsibility for any failure;

  .  Increased insurance costs; and

  .  Diversion of development and management time and resources.

  Our licenses with customers generally contain provisions designed to limit our exposure to potential claims, such as disclaimers of warranties and limitations on liability for special, consequential and incidental damages. In addition, our license agreements usually cap the amounts recoverable for damages to the amounts paid by the licensee to us for the product or services giving rise to the damages. However, we cannot be sure that these contractual provisions will protect us from additional liability. Furthermore, our general liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to any future claim. The successful assertion of any large claim against us could adversely affect our operating results and financial condition.

  We May Face Litigation or Increased Costs If We or Our Customers Experience Year 2000 Problems

  Many currently installed computer systems and software products have been designed to accommodate only two digit entries to represent the year in the date field. As a result, these systems may be unable to determine whether the designation "00" means the year 1900 or the year 2000. This may result in system failures or the creation of erroneous results and is commonly known as the Year 2000 problem.

  We must assess the impact of the Year 2000 problem on software sold to customers, internal information systems, and the impact on significant vendors of products and services. We have established a Year 2000 program management office to ensure that we have adequately addressed exposures related to the Year 2000 and are Year 2000 ready. "Year 2000 ready" means that the performance or functionality of both our TBS software and our internal systems will not be significantly affected by the dates prior to, during and after the Year 2000, to include leap year calculations and specific day-of-the-week calculations.

  Our review of our TBS software for Year 2000 readiness is performed as part of our normal quality assurance function. As of the date of this prospectus, we have identified no material Year 2000 compliance issues with respect to any TBS software that is currently being operated by our customers. However, our TBS software operates in complex network environments and must interact with many different hardware and software systems. We have not performed extensive tests on all hardware and software that may operate in conjunction with our TBS software. Accordingly, some customers may experience Year 2000 problems, which may require our assistance to correct.

  Through a risk analysis completed by our Year 2000 program management office, we have identified the critical systems within our internal operations that may be affected by Year 2000 issues. We believe we have identified substantially all major computers, software applications and related equipment used within our internal operations that must be upgraded or replaced to minimize the possibility of a disruption to our business. The version of accounting software we currently use is not Year 2000 ready. Rather than upgrade to a new version of software, we have elected to replace this system with a new management reporting system that will be much more flexible as we grow. We expect this conversion to be completed during the fourth quarter of 1999. However, if we are not ready to convert, we believe that it would be possible to upgrade to a Year 2000 ready version of our existing software, or to process data manually until the new system is ready for conversion.

  In addition to our accounting system, our business is also dependent upon software to operate our e-mail system, software development and testing tools and office software applications. We are unaware of any material costs or operational issues associated with preparing these internal systems for the year 2000.

  Our business is also dependent upon computer controlled systems of third parties such as vendors, customers and public service providers. The operation of our office and facilities equipment, such as elevators, fax machines, photocopiers, security systems and telephone switches may all be affected by the Year 2000 problem. We have contacted each of our vendors to obtain assurance that these systems are Year 2000 ready, however, not all vendors have responded. In addition, we have not independently tested the claims of our vendors who have responded. We believe that, absent a critical failure of electrical, telephone or other public services beyond our control, Year 2000 problems experienced by third parties will not have a material impact on our operations.

  We are currently developing contingency plans to be implemented in the event that we fail to identify all of the Year 2000 problems affecting our internal systems. These plans could include accelerated replacement of equipment and software, short-term use of back-up systems, manipulation of system dates or manual workarounds until any problems are corrected.

  Despite our efforts, there is no assurance that we will be able to identify and correct all Year 2000 problems. Any failure to achieve Year 2000 readiness could result in a decrease in revenues, an increase in resources required to address the Year 2000 problems of our customers or an increase in litigation costs relating to losses suffered by our customers as a result of the Year 2000 problem. The costs associated with remediating any Year 2000 problems have not been material to date. Although we do not anticipate that these costs will be material in the future, we cannot assure you that these future costs will not be material.

  Our Limited Ability to Protect Our Proprietary Technology May Adversely Affect Our Ability to Compete, and We May Be Found to Infringe on the Proprietary Rights of Others

  Our success depends in part on our proprietary software technology. We rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect our technology. We cannot guarantee that the steps we have taken to protect our proprietary rights will be adequate to deter misappropriation of our intellectual property, and we may not be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. If third parties infringe or misappropriate our copyrights, trademarks, trade secrets or other proprietary information, our business could be seriously harmed. In addition, although we believe that our proprietary rights do not infringe on the intellectual property rights of others, other parties may assert infringement claims against us or claim that we have violated their intellectual property rights. Claims against us, even if not true, could result in significant legal and other costs and may be a distraction to management. We currently focus on intellectual property protection within the United States. Protection of intellectual property outside of the United States will sometimes require additional filings with local patent, trademark, or copyright offices, as well as the implementation of contractual or license terms different from those used in the United States. Protection of intellectual property in many foreign countries is weaker and less reliable than in the United States. If our business expands into foreign countries, costs and risks associated with protecting our intellectual property abroad will increase.

Risks Related to This Offering

  Our Stock Price May Be Volatile Because Our Shares Have Not Been Publicly Traded Before this Offering

  Prior to this offering, you could not buy or sell our common stock publicly. Accordingly, we cannot assure you that an active public trading market for our stock will develop or be sustained after this offering. The market price after this offering may vary significantly from the initial offering price in response to any of the following factors, some of which are beyond our control:

  .  Variations in our quarterly operating results;

  . Changes in financial estimates or investment recommendations by securities analysts relating to our stock;

  . Changes in market valuations of other telecommunications software companies or telecommunications businesses in general;

  . Announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  .  Loss of a major customer;

  .  Additions or departures of key personnel;

  .  The potential for future sales of our common stock; and

  . Fluctuations in the stock market price and volume of traded shares generally, especially fluctuations in the traditionally volatile technology sector.

  We Are at Risk of Securities Class Action Litigation Due to Our Expected Stock Price Volatility

  In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. Due to the potential volatility of our stock price, we may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources, which could adversely affect our operating results and financial condition.

  Purchasers in this Offering Will Incur Immediate and Substantial Dilution

  The initial public offering price of our common stock will be substantially higher than the book value per share of the outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate and substantial dilution.

  We May Need to Raise Additional Capital that May Not Be Available

  We expect that the net proceeds from this offering will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. After that, we may need to raise additional funds, and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. If we need additional capital and cannot raise it on acceptable terms, we may not be able to:

  .  Develop enhancements and additional features for our products;

  .  Develop new products and services;

  .  Hire, train and retain employees;

  .  Enhance our infrastructure;

  .  Respond to competitive pressures or unanticipated requirements;

  .  Pursue international expansion; or

  .  Pursue acquisition opportunities.

  Concentration of Ownership May Have the Effect of Delaying or Preventing a Change in Control

  Upon completion of this offering, our directors, executive officers, existing stockholders and each of their affiliates will beneficially own, in the aggregate, approximately 85% of our outstanding common stock. This percentage will be 83% if the underwriters exercise their over-allotment option in full. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions.

  We Have Various Mechanisms in Place to Discourage Takeover Attempts

  Our certificate of incorporation and bylaws may discourage, delay or prevent a change in control of MetaSolv that a stockholder may consider favorable. Our charter and bylaws include provisions:

  .  Authorizing the issuance of "blank check" preferred stock;

  . Providing for a classified board of directors with staggered, three-year terms;

  .  Prohibiting cumulative voting in the election of directors;

  . Requiring super-majority voting to effect certain amendments to our certificate of incorporation and bylaws;

  .  Limiting the persons who may call special meetings of stockholders;

  .  Prohibiting stockholder action by written consent; and

  . Establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

  In addition, Section 203 of the Delaware General Corporation Law and our stock incentive plans may discourage, delay or prevent a change in control of MetaSolv.

  Our Stock Price Could Be Affected by Shares Becoming Available for Sale

  Sales of a substantial number of shares of common stock after this offering could adversely affect the market price of the common stock and could impair our ability to raise capital through the sale of additional equity securities. For a description of the shares of our common stock that are available for future sale, see "Shares Eligible for Future Sale."

  We Have Substantial Discretion as to How to Spend the Proceeds From this Offering

  Our management has broad discretion as to how to spend the proceeds from this offering and may spend these proceeds in ways with which our stockholders may not agree. We cannot predict that investment of the proceeds will yield a favorable or any return.

Risks Related to Our Industry

  The Telecommunications Market is Changing Rapidly, and Failure to Anticipate and React to the Rapid Change Could Result in Loss of Customers or Wasteful Spending

  Over the last decade, the market for telecommunications products and services has been characterized by rapid technological developments, evolving industry standards, dramatic changes in the regulatory environment, emerging companies and frequent new product and service introductions. Our future success depends largely on our ability to enhance our existing products and services and to introduce new products and services that are based on leading technologies and that are capable of adapting to changing technologies, industry standards and customer preferences. In addition, we must hire, train and retain professionals who can fulfill the increasingly sophisticated needs of our customers. If we are unable to successfully respond to these technological developments or do not respond in a timely or cost-effective way, our sales could decline and our costs for developing competitive products could increase.

  New technologies, services or standards could require significant changes in our business model, development of new products or provision of additional services. New products and services may be expensive to develop and may result in the introduction of additional competitors into the marketplace. Furthermore, if the overall market for order management and service provisioning systems grows more slowly than we anticipate, or if our products and services fail in any respect to achieve market acceptance, our revenues would be lower than we anticipate and operating results and financial condition could be materially adversely affected.

  The Telecommunications Industry is Experiencing Consolidation, Which May Reduce the Number of Potential Customers for Our Software

  The telecommunications industry has experienced significant consolidation. In the future, there may be fewer potential customers requiring operations support systems and related services, increasing the level of competition in the industry. In addition, larger, consolidated telecommunications companies have strengthened their purchasing power, which could create pressure on the prices and the margins we could realize. These companies are also striving to streamline their operations by combining different telecommunications systems and the related operations support systems into one system, reducing the number of vendors needed. Although we have sought to address this situation by continuing to market our products and services to new customers and by working with existing customers to provide products and services that they need to remain competitive, we cannot be certain that we will not lose customers as a result of industry consolidation.

  Competition from Larger, Better Capitalized or Emerging Competitors for the Telecommunications Products and Services that We Offer Could Result in Price Reductions, Reduced Gross Margins and Loss of Market Share

  Competition in the telecommunications products market is intense. We compete against other companies selling telecommunications software and services and against the in-house development efforts of our customers. We expect competition to persist and intensify in the future. We cannot be certain that we will be able to compete successfully with existing or new competitors, and increased competition could result in price reductions, reduced gross margins and loss of market share.

  Our current competitors include, and may in the future include, other providers of operations support systems, such as Telcordia Technologies (formerly Bellcore), Lucent Technologies, Architel Systems and Eftia OSS Solutions, large systems integrators such as the consulting arms of the "Big Five" accounting firms, and outsourcing firms, such as Computer Sciences, Electronic Data Systems and Perot Systems. In addition, some large information technology consulting firms have announced that they will focus more resources on telecommunications opportunities within our market.

  Many of our current competitors have longer operating histories, a larger customer base, greater brand recognition and greater financial, technical, marketing and other resources than we do. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic partnerships and other initiatives. In addition, many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our industry. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote more resources to the development, promotion and sale of their products and services than we can. To the extent that our competitors offer customized products that are competitive with our more standardized product offerings, our competitors may have a substantial competitive advantage, which may cause us to lower our prices and realize lower margins.

  Current and potential competitors also have established or may establish cooperative relationships among themselves or with others to increase their ability to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. In addition, some of our competitors may develop products and services that are superior to, or have greater market acceptance than, the products and related services that we offer.

  If the Internet and Internet-Based Services Cease Growing, Demand for Our Products May Fall

  Our success depends heavily on the Internet being accepted and widely used as a medium of commerce and communication. The growth of the Internet has driven changes in the public telecommunications network and has given rise to the growth of the next-generation service providers who are our core customers. Rapid growth in the use of the Internet and on-line services is a recent phenomenon, and it may not continue. If use of the Internet does not continue to grow or grows more slowly than expected, the market for software that manages Internet protocol-based communications may not develop and our sales would be adversely affected. Consumers and businesses may reject the Internet as a viable commercial medium for a number of reasons, including potentially inadequate network infrastructure, slow development of technologies or insufficient commercial support. The Internet infrastructure may not be able to support the demands placed on it by increased Internet usage and bandwidth requirements. In addition, delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or increased government regulation could cause the Internet to lose its viability as a commercial medium. Even if the required infrastructure, standards, protocols or complementary products, services or facilities are developed, we may incur substantial expense adapting our solutions to changing or emerging technologies.

  Changes in Telecommunications Regulation Could Adversely Affect Our Customers and May Lead to Lower Sales

  Our customers are subject to extensive regulation as telecommunications service providers. Changes in legislation or regulation that adversely affect our existing and potential customers could lead them to spend less on order management and provisioning solutions, which would reduce our revenues, which could seriously affect our business and financial condition.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

  Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this Prospectus constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by any forward-looking statements. Some of these factors are listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of those statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform them to actual results.

                                USE OF PROCEEDS

  Our net proceeds from the sale of 5,000,000 shares of common stock in this offering are estimated to be $59,250,000, assuming an initial public offering price of $13.00 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. The net proceeds of this offering are estimated to be $68,317,500 if the underwriters' over-allotment option is exercised in full.

  The primary purposes of this offering are to obtain additional equity capital, create a public market for our common stock and facilitate future access to public markets. We are conducting the offering at this time to take advantage of current market conditions for initial public offering. We expect to use approximately $3 million of the proceeds to fund the expansion of our Plano, Texas headquarters. We also expect to use a portion of the proceeds to launch our international expansion, although we have not completed the work necessary to state the priorities of our resource allocation. We expect to use the balance of the proceeds for general corporate purposes, including working capital. A portion of the net proceeds may also be used for the acquisition of businesses that are complementary to ours. However, we have no current plans, agreements or commitments and are not currently engaged in any negotiations with respect to any acquisition transaction. Pending these uses, we will invest the net proceeds of this offering in investment grade, interest-bearing securities.

                                DIVIDEND POLICY

  We have not paid any cash dividends since our inception and do not intend to pay any cash dividends in the foreseeable future.

                                CAPITALIZATION

  The following table sets forth our capitalization as of September 30, 1999 and assumes a 2 for 1 stock split. The pro forma information reflects the filing of an amended and restated certificate of incorporation to provide for authorized capital stock of 100,000,000 shares of common stock and 10,000,000 shares of undesignated preferred stock and the conversion of all shares of preferred stock outstanding as of September 30, 1999 into 16,245,306 shares of common stock upon completion of this offering. The pro forma as adjusted information reflects the receipt of the estimated net proceeds from the sale by us of the shares of common stock in this offering at an assumed initial offering price of $13.00 per share. The outstanding share information excludes 6,726,680 shares of common stock issuable on exercise of outstanding options as of September 30, 1999 with a weighted average exercise price of $2.11 per share and 1,959,060 shares of common stock reserved for issuance under our stock plan as of September 30, 1999. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and accompanying notes.

                                                   As of September 30, 1999
                                                 ------------------------------
                                                                     Pro Forma
                                                 Actual   Pro Forma As Adjusted
                                                 -------  --------- -----------
                                                  (in thousands, except share
                                                      and per share data)
Redeemable convertible preferred stock,
   9,595,306 shares authorized, issued and
   outstanding, actual; no shares authorized,
   issued or outstanding, pro forma and pro
   forma as adjusted............................ $12,610   $   --     $   --
Stockholders' equity:
  Convertible preferred stock, 6,650,000 shares
   authorized,      issued and outstanding,
   actual; no shares authorized, issued or
   outstanding, pro forma and pro forma as
   adjusted.....................................      18       --         --
  Preferred stock, $.005 par value, no shares
   authorized, issued or outstanding, actual;
   10,000,000 shares authorized, pro forma and
   pro forma as adjusted, no shares issued or
   outstanding, pro forma and pro forma as
   adjusted.....................................     --        --         --
  Common stock, $.005 par value, 46,000,000
   shares authorized, 12,057,060 shares issued,
   actual; 100,000,000 shares authorized,
   28,302,366 shares issued, pro forma;
   100,000,000 shares authorized, 33,302,366
   shares issued, pro forma as adjusted.........      60       141        166
  Additional paid-in capital....................   2,134    14,681     73,906
  Treasury stock--at cost, 24,000 shares........     (14)      (14)       (14)
  Retained earnings.............................   1,059     1,059      1,059
                                                 -------   -------    -------
    Total stockholders' equity..................   3,257    15,867     75,117
                                                 -------   -------    -------
    Total capitalization........................ $15,867   $15,867    $75,117
                                                 =======   =======    =======

                                   DILUTION

  Our pro forma net tangible book value as of September 30, 1999, giving effect to the conversion of all shares of preferred stock outstanding as of September 30, 1999 into common stock on the closing of this offering, was $15,867,000, or approximately $0.56 per common share. Pro forma net tangible book value per share represents the amount of our stockholders' equity, divided by 28,278,366 shares of common stock outstanding, after giving effect to the conversion of the preferred stock outstanding as of September 30, 1999 into shares of common stock.

  Dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering. After giving effect to the sale by us of the shares of common stock in this offering at an assumed initial offering price of $13.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses and the application of the estimated net proceeds from this offering, our pro forma net tangible book value as of September 30, 1999, would have been $75,117,000, or $2.26 per share. This represents an immediate increase in net tangible book value of $1.70 per share to existing stockholders and an immediate dilution in net tangible book value of $10.74 per share to purchasers of common stock in this offering. The following table illustrates the per share dilution:

Assumed initial public offering price per share...................       $13.00
  Pro forma net tangible book value per share as of September 30,
   1999........................................................... $0.56
  Increase per share attributable to new investors................  1.70
                                                                   -----
Pro forma net tangible book value per share after this offering...         2.26
                                                                         ------
Dilution per share to new investors...............................       $10.74
                                                                         ======

  The following table sets forth on a pro forma basis as of September 30, 1999, after giving effect to the conversion of all outstanding shares of preferred stock into common stock upon completion of this offering, the difference between the number of shares of common stock purchased from MetaSolv, the total consideration paid to MetaSolv and the average price paid by existing stockholders and by new investors, before deduction of estimated discounts and commission and estimated offering expenses payable by us:

                                 Shares Purchased  Total Consideration  Average
                                ------------------ -------------------   Price
                                  Number   Percent   Amount    Percent Per Share
                                ---------- ------- ----------- ------- ---------
Existing stockholders.......... 28,278,366   85.0% $14,808,000   18.6%  $ 0.52
New investors..................  5,000,000   15.0   65,000,000   81.4    13.00
                                ----------  -----  -----------  -----
  Total........................ 33,278,366  100.0% $79,808,000  100.0%
                                ==========  =====  ===========  =====

  As of September 30, 1999, there were options outstanding to purchase a total of 6,726,680 shares of common stock at a weighted average exercise price of $2.11 per share under our 1992 Stock Option Plan. To the extent these outstanding options are exercised, there will be further dilution to new investors.

  If the underwriters' over-allotment option is exercised in full, the number of shares held by new investors will increase to 5,750,000 shares, or 16.9% of the total number of shares of common stock outstanding after this offering.

                            SELECTED FINANCIAL DATA

  The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The selected statement of operations data for the years ended December 31, 1996, 1997 and 1998 and the selected balance sheet data at December 31, 1997 and 1998, are derived from, and are qualified by reference to, the audited financial statements included elsewhere in this prospectus. The selected statement of operations data for the years ended December 31, 1994 and 1995, and the balance sheet data as of December 31, 1994, 1995 and 1996 are derived from our audited financial statements not included in this prospectus. The selected statement of operations data for each of the nine-month periods ended September 30, 1998 and 1999, and the selected balance sheet data as of September 30, 1999 are derived from, and are qualified by reference to, our unaudited interim financial statements appearing elsewhere in this prospectus. The historical results are not necessarily indicative of results to be expected in any future period.

                                                                   Nine Months Ended
                                Year Ended December 31,              September 30,
                         ----------------------------------------  ------------------
                          1994    1995     1996    1997    1998      1998      1999
                         ------  -------  ------- ------- -------  --------  --------
                                  (in thousands, except per share data)
Statement of Operations
 Data:
Revenues:
 License................ $  395  $ 1,582  $ 1,895 $ 5,262 $23,432  $ 13,225  $ 27,202
 Service................    653      637    1,927   4,037  19,144    12,645    23,783
                         ------  -------  ------- ------- -------  --------  --------
   Total revenues.......  1,048    2,219    3,822   9,299  42,576    25,870    50,985
                         ------  -------  ------- ------- -------  --------  --------
Cost of revenues:
 License................     74       85       69     223   1,298       842     1,262
 Service................    561      181      568   2,359  14,803     9,722    18,293
                         ------  -------  ------- ------- -------  --------  --------
   Total cost of
    revenues............    635      266      637   2,582  16,101    10,564    19,555
                         ------  -------  ------- ------- -------  --------  --------
   Gross profit.........    413    1,953    3,185   6,717  26,475    15,306    31,430
                         ------  -------  ------- ------- -------  --------  --------
Operating expenses:
 Research and
  development...........    --       931      945   2,367  10,170     7,272    12,017
 Sales and marketing....    315      505    1,006   2,996  11,634     7,098     9,940
 General and
  administrative........    287      536      653   1,289   5,179     3,118     7,471
                         ------  -------  ------- ------- -------  --------  --------
   Total operating
    expenses............    602    1,972    2,604   6,652  26,983    17,488    29,428
                         ------  -------  ------- ------- -------  --------  --------
Income (loss) from
 operations.............   (189)     (19)     581      65    (508)   (2,182)    2,002
Interest and other
 income, net............     30       28       67     115     298       236        87
                         ------  -------  ------- ------- -------  --------  --------
Income (loss) before
 taxes..................   (159)       9      648     180    (210)   (1,946)    2,089
Income tax expense
 (benefit)..............    --       --       --       60     (24)     (223)      890
                         ------  -------  ------- ------- -------  --------  --------
Net income (loss)....... $ (159) $     9  $   648 $   120 $  (186) $ (1,723) $  1,199
                         ======  =======  ======= ======= =======  ========  ========
Earnings (loss) per
 share of common stock:
 Basic.................. $(0.01) $  0.00  $  0.06 $  0.01 $ (0.02) $  (0.15) $   0.10
                         ======  =======  ======= ======= =======  ========  ========
 Diluted................ $(0.01) $  0.00  $  0.03 $  0.00 $ (0.02) $  (0.15) $   0.04
                         ======  =======  ======= ======= =======  ========  ========
Weighted-average common
 shares outstanding..... 11,400   11,400   11,404  11,409  11,472    11,436    11,781
Weighted-average common
 and common equivalent
 shares outstanding..... 11,400   18,050   22,440  24,943  11,472    11,436    31,446

                                                                 As of
                                  As of December 31,         September 30,
                          ---------------------------------- -------------
                          1994  1995   1996    1997    1998      1999
                          ----- ----- ------- ------- ------ -------------
                                             (in thousands)
Balance Sheet Data:
Cash and cash
 equivalents............. $ 308 $ 334 $ 2,983 $ 3,639 $7,984    $12,404
Working capital.......... 1,030   918   3,482   2,393  9,761     10,531
Total current
 liabilities.............    93   296   1,806   5,346 11,935     20,917
Redeemable convertible
 preferred stock.........   --    --      --    2,610 12,610     12,610
Total stockholders'
 equity.................. 1,179 1,189   4,314   1,939  1,826      3,257

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  This prospectus contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those indicated in such forward-looking statements. See "Special Note Regarding Forward-Looking Statements."

Overview

  We are a leading provider of order management and service provisioning, or O&P, software solutions for next-generation telecommunications service providers. Next-generation telecommunications service providers are new telecommunications providers that have emerged as a result of new technology and industry deregulation and that offer a variety of traditional and new services. Service providers use order management and service provisioning systems to create and deliver telecommunications services. These systems process a customer's order for service, provision and reserve the appropriate network resources to establish the requested service, and detect and resolve any problems that may occur with that service. Our Telecom Business Solution, or TBS, software is a comprehensive order management and service provisioning solution, designed to meet the needs of next-generation telecommunications service providers. We license our TBS software to a number of different types of telecommunications providers, including established telecommunications service providers, new service providers competing in local-service markets, operators of the large, high-speed networks that sell transmission capacity to other service providers or sell services directly to customers, long-distance companies and new local service providers that specialize in providing data-communications services.

  Founded in 1992, we began development of an ordering and provisioning solution in early 1994. We have continually upgraded and expanded our TBS software product since that time, adding support for networks that combine voice and data services in early 1997. Throughout 1998 and 1999, we expanded our TBS software to support the creation and delivery of services that utilize the Internet as a communications network. For the nine months ended September 30, 1998, our total revenues were $25.9 million with a loss from operations of $2.2 million, compared to total revenues of $51.0 million and income from operations of $2.0 million for the comparable period in 1999. For the year ended December 31, 1998, we had an operating loss of $508,000 on total revenues of $42.6 million. Since inception, and particularly in recent periods, we have devoted significant resources to our research and development, sales and marketing and professional services organizations. We expect to continue to add resources to these areas and, as a result, will need to continue to increase quarterly revenues to maintain profitability.

  To date, we have derived substantially all of our revenues from the license of our TBS software and the sale of related services, including training, consulting and software maintenance. Licensing and service terms are typically covered by a signed order that references our master agreement with the customer. We generally recognize license revenues when our customer has signed a license agreement, we have shipped the software product, product acceptance is not subject to express conditions, the fees are fixed or determinable and we consider collection to be probable. We allocate the agreed fees for multiple products and services licensed or sold in a single transaction among the products and services based on estimates of fair value. On occasion we may enter into a license agreement with a customer requiring development of additional software functions or services necessary for the software's performance of specified functions. For those agreements, we recognize revenue on a percentage-of-completion basis. We generally recognize service revenues as the services are performed. We recognize revenues from maintenance agreements ratably over the maintenance period, usually one year.

  We operate with virtually no backlog because we ship our TBS software and perform services shortly after we receive orders. As a result, our quarterly revenues are largely dependent on orders booked and delivered during that quarter. Our sales typically involve large financial commitments from a relatively small number of customers, and we often book a large portion of our sales in the last month or week of any given quarter. This sales pattern is caused by our quarterly incentive compensation programs and customer purchasing patterns which are driven by quarterly performance and our customer's capital expenditure budgets. Accordingly, delays in the completion of sales near the end of a quarter could negatively impact revenues in that quarter.

  We have structured the pricing of our TBS software to meet the needs of each of our target market segments, from start-up resellers to large, facility-based incumbent service providers. We charge a base price for the core TBS subsystems, coupled with additional license fees for add-on modules. In addition, we charge a per-user license fee, with customary volume discounts on purchases of large numbers of user licenses. We price annual maintenance and support contracts as a percentage of the license fee that is current for the product being maintained. For a new customer, our initial sale of licenses and associated services, including maintenance and support, will generally range from $750,000 to several millions of dollars.

  Service revenues consist principally of software implementation consulting and customer training, as well as software maintenance agreements that include both customer support and the right to product updates and releases. We use our own employees and subcontract with our alliance partners to provide consulting services to our customers to install and implement our software. We offer services on both an hourly and a fixed-price basis. We offer and expect to continue to offer the majority of our services on an hourly basis.

  We anticipate that future revenues will be generated from five principal sources:

  .  License fees from new customers;

  .  License fees for additional products to existing customers;

  .  License fees for additional users in our existing customer base;

  .  Implementation service fees related to product license sales; and

  .  Maintenance fees from both existing and new customers.

Results of Operations

  The following table sets forth our results of operations, expressed as a percentage of total revenues. The historical results are not necessarily indicative of results to be expected for any future period.

                                     Year Ended      Nine Months Ended
                                    December 31,       September 30,
                                   ----------------  --------------------
                                   1996  1997  1998    1998        1999
                                   ----  ----  ----  --------    --------
Percentage of Total Revenues:
Revenues:
 License..........................  50%   57%   55%        51%         53%
 Service..........................  50    43    45         49          47
                                   ---   ---   ---   --------    --------
   Total revenues................. 100   100   100        100         100
                                   ---   ---   ---   --------    --------
Cost of revenues:
 License..........................   2     2     3          3           2
 Service..........................  15    26    35         38          36
                                   ---   ---   ---   --------    --------
   Total cost of revenues.........  17    28    38         41          38
                                   ---   ---   ---   --------    --------
   Gross profit...................  83    72    62         59          62
                                   ---   ---   ---   --------    --------
Operating expenses:
 Research and development.........  25    25    24         28          24
 Sales and marketing..............  26    32    27         28          19
 General and administrative.......  17    14    12         12          15
                                   ---   ---   ---   --------    --------
   Total operating expenses.......  68    71    63         68          58
                                   ---   ---   ---   --------    --------
Income (loss) from operations.....  15     1    (1)        (9)          4
Interest and other income, net....   2     1     1          1           0
                                   ---   ---   ---   --------    --------
Income (loss) before taxes........  17     2     0         (8)          4
Income tax expense (benefit)......   0     1     0         (1)          2
                                   ---   ---   ---   --------    --------
Net income (loss).................  17%    1%    0%        (7)%         2%
                                   ===   ===   ===   ========    ========

Nine Months ended September 30, 1999 and 1998

  Revenues

  Total revenues increased by $25.1 million, or 97%, from $25.9 million for the nine months ended September 30, 1998 to $51.0 million for the comparable period in 1999 due to increases in both license and service revenues. License revenues increased by $14.0 million, or 106%, from $13.2 million for the nine months ended September 30, 1998 to $27.2 million for the comparable period in 1999. The increase in license revenues was due to an increase in market acceptance and demand for our TBS software which resulted in an increase in the number of customers. This market demand has allowed us to expand our sales and customer service organizations, which we believe drives additional license revenues. We also believe that changes in government regulation of the telecommunications industry have contributed to the growth in both the numbers of current and potential customers for our product. We cannot be certain, however, that this trend will continue, and industry consolidation may reduce the number of potential customers in the future.

  Service revenues increased by $11.2 million, or 88%, from $12.6 million for the nine months ended September 30, 1998 to $23.8 million for the comparable period in 1999. The increase in service revenues resulted from an increase in the number of license agreements that included related implementation services, and from an expanding base of customers subscribing to maintenance agreements. Service revenues as a percentage of total revenues were 49% for the nine months ended September 30, 1998, compared to 47% for the comparable period in 1999. The decrease in the proportion of service revenues to total revenues was due to slower growth in implementation services relative to software revenues. Service revenues may decrease as a percentage of total revenues in future periods as third parties become more capable of providing implementation-consulting services directly to our customers and as we continue to improve our TBS software's ease of implementation.

  Cost of Revenues

  License Costs. License costs consist of royalties, packaging materials and product documentation. Our royalty payments relate to additional features that we originally developed for specific customers. We now include those features in our TBS software and in some cases pay a royalty to the customers that originally funded their development. These costs increased by $420,000, or 50%, from $842,000 for the nine months ended September 30, 1998 to $1,262,000 for the comparable period in 1999. The increase in costs was due to an increase in license revenues upon which royalties are paid. License costs represented 6% of license revenues for the nine months ended September 30, 1998 and 5% of license revenues for the comparable period in 1999. The decrease as a percentage of license revenues was due to an increase in the internally-funded development of our TBS software. As a further result, the proportion of our TBS software that is subject to royalty payments has also declined. We intend to further reduce our reliance on customer-funded development to introduce new software functionality. Most of our royalty agreements provide for payment caps or time limitations. Accordingly, we expect that royalty costs, as a percentage of revenues, will decrease compared to current levels.

  Service Costs. Service costs consist primarily of compensation expense and professional fees related to consulting, training and customer support. These costs increased by $8.6 million, or 88%, from $9.7 million for the nine months ended September 30, 1998 to $18.3 million for the comparable period in 1999. Service costs represented 77% of service revenues in each period. The increase in costs was due to significant expansion of our professional services resources across all categories, including consulting, telephone support and training, as a result of the strong demand for our professional services. We anticipate that service costs will increase in future periods as demand for consulting services increases. We are seeking to reduce our service costs as a percentage of service revenues while increasing the availability of our services in the marketplace. We plan to achieve these goals by training more alliance partners to deliver services directly to our customers, by reducing our reliance on third-party subcontractors to provide services to our customers and by increasing our profit margins on services which we do subcontract.

  Operating Expenses

  Research and Development Expenses. Research and development expenses consist of costs related to our staff of software developers and the associated infrastructure costs required to support software product development initiatives. Research and development expenses increased by $4.7 million, or 65%, from $7.3 million for the nine months ended September 30, 1998 to $12.0 million for the comparable period in 1999, representing 28% of total revenues for the nine months ended September 30, 1998 and 24% of total revenues for the comparable period in 1999. The increase in expenses was due to a rapid increase in software development personnel required to develop the product functionality that our market demands. The decline in research and development expenses as a percentage of total revenues reflects the greater proportional increase in total revenues. We intend to continue to invest significant resources in new releases and product extensions and anticipate that software product development expenditures will increase significantly in future periods.

  Generally accepted accounting principles require certain internal development costs to be capitalized under Statement of Financial Accounting Standards No. 86, Accounting for Costs of Computer Software to Be Sold, Leased or Otherwise Marketed ("SFAS No. 86"). Under SFAS No. 86, we are required to capitalize the costs associated with software development after technological feasibility has been established. Based upon our product development process, we generally establish technological feasibility upon completion of a working model. Accordingly, we have not capitalized any software development costs.

  Sales and Marketing Expenses. Sales and marketing expenses consist primarily of salary, commission, travel, trade show and other related expenses required to sell our TBS software in our targeted markets. These expenses increased by $2.8 million, or 40%, from $7.1 million for the nine months ended
September 30, 1998 to $9.9 million for the comparable period in 1999, representing 28% of total revenues for the nine month period ended
September 30, 1998 and 19% of total revenues for the comparable period in 1999. The increase in sales and marketing expenses was primarily due to a 56% expansion of our sales personnel in order to serve the growing demand for our products. In addition, promotional expenses increased $800,000 or 297%, for the first nine months of 1999 compared to the first nine months of 1998. The decline in sales and marketing expenses as a percentage of revenues was due to an increased revenue base over which to spread the fixed cost of sales and marketing administration. We expect that our sales and marketing expenses will continue to increase, particularly if we expand our sales strategy to pursue international customers.

  General and Administrative Expenses. General and administrative expenses consist of costs related to professional staff, finance and accounting, legal, human resources, facilities and information technologies, which have not been allocated to other departments. These expenses increased by $4.4 million, or 140%, from $3.1 million for the nine months ended September 30, 1998 to $7.5 million for the comparable period in 1999, representing 12% of total revenues for the nine months ended September 30, 1998 and 15% of total revenues for the comparable period in 1999. These increases resulted from the growth in legal, operations, and support personnel of 66%, an increase in bad debt expense of $880,000, additional recruiting and relocation expenses of $279,000 and an increase in legal expenses of $145,000 attributable to an arbitration hearing. We expect that general and administrative expenses will continue to increase due to the need to add additional staff to support growing operations, and from costs related to being a public company.

  Interest and Other Income, Net

  Interest and other income, consists of interest income, interest expense and other non-operating items. These items decreased from $236,000 for the nine months ended September 30, 1998 to $87,000 for the comparable period in 1999, primarily due to a $130,000 charge related to the disposal of fixed assets.

  Income Tax Expense (Benefit)

  We recorded an income tax benefit of $223,000 for the nine months ended September 30, 1998 compared to income tax expense of $890,000 for the comparable period in 1999. The variance in each period from the federal statutory income tax rate was due to state income taxes and expenses recorded for financial reporting purposes that are not deductible for federal income tax purposes.

Years Ended December 31, 1996, 1997 and 1998

  Revenues

  Total revenues increased by $5.5 million, or 143%, from $3.8 million in 1996 to $9.3 million in 1997 and increased by $33.3 million, or 358%, to $42.6 million in 1998. License revenues increased by $3.4 million, or 178%, from $1.9 million in 1996 to $5.3 million in 1997 and increased by $18.1 million, or 345%, to $23.4 million in 1998. The increase in license revenues during 1998 was due to the increase in the number of our customers driven by increased market awareness and acceptance of our software and by expansion of our sales organization.

  Service revenues increased by $2.1 million, or 109%, from $1.9 million in 1996 to $4.0 million in 1997 and increased by $15.1 million, or 374%, to $19.1 million in 1998. The increase in service revenues resulted from an increase in the number of license agreements that included related implementation services, and from an expanding base of customers subscribing to maintenance agreements, resulting in increases in maintenance revenue of 99% from 1996 to 1997, and 421% from 1997 to 1998. Service revenues as a percentage of total revenues were 50%, 43% and 45% for the years ended December 31, 1996, 1997 and 1998, respectively.

  The combination of increased license revenues, shortened implementation times and a reduction in customized software development helped improve our mix of total revenues from predominantly service revenues to predominantly license revenues.

  Cost of Revenues

  License Costs. License costs increased by $154,000, or 223%, from $69,000 in 1996 to $223,000 in 1997 and by $1.1 million, or 482%, to $1.3 million in
1998, representing 4%, 4% and 6% of license revenues in each year, respectively. These increases in license costs resulted from increases in license revenue on which royalty calculations are based. The increase in license costs as a percentage of license revenues in 1998 was due to the completion of customer-funded development projects in 1997, which resulted in royalty payments on the new customer-funded software modules.

  Service Costs. Service costs increased by $1.8 million, or 315%, from $0.6 million in 1996 to $2.4 million in 1997 and by $12.4 million, or 528%, to $14.8 million in 1998, representing 29%, 58% and 77% of service revenues in each year, respectively. These increases in service costs resulted from the significant expansion of our professional services resources across all categories, including professional services, training and customer support, as a result of the strong demand for our implementation services. These increases in service costs as a percentage of service revenues were due to the increased use of third-party subcontractors to provide consulting services to meet customer demand for software implementation.

  Operating Expenses

  Research and Development Expenses. Our research and development expenses increased by $1.4 million, or 150%, from $0.9 million in 1996, to $2.4 million in 1997 and by $7.8 million, or 330%, to $10.2 million in 1998, representing 25%, 25% and 24% of total revenues in each year, respectively. The increases in these expenses were due to a rapid increase in research and development personnel to meet customer and market demand for new features and functionality. During 1996, we entered into customer-funded development arrangements with two customers in order to expedite the development of planned enhancements to our software. The proceeds from these arrangements, $1,200,000 in 1996 and $2,200,000 in 1997, were recorded as an offset against our research and development expenses.

  Sales and Marketing Expenses. Sales and marketing expenses increased by $2.0 million, or 198%, from $1.0 million in 1996 to $3.0 million in 1997 and by $8.6 million, or 288%, to $11.6 million in 1998, representing 26%, 32% and 27% of total revenues in each year, respectively. We attribute the increase in sales and marketing expenses primarily to the expansion of our sales and marketing staff in response to the increased demand for our product. Our staffing increased from 7 people at the end of 1996 to 23 at the end of 1997 and to 53 as of December 31, 1998. Additionally, commission expense increased 449% from 1996 to 1997, and 537% from 1997 to 1998 due to higher revenues on which commissions are based. Sales and marketing expenses increased as a percentage of revenue, as a result of the significant increase in the sales and marketing staff during 1997 and 1998.

  General and Administrative Expenses. General and administrative expenses increased by $636,000, or 97%, from $653,000 in 1996 to $1.3 million in 1997 and by $3.9 million, or 302%, to $5.2 million in 1998, representing 17%, 14% and 12% of total revenues in each year, respectively. These increases in general and administrative expenses resulted primarily from increases in executive, finance and administrative personnel to support the increased scale of our operations. In addition, the increase in 1998 included approximately $565,000 in severance obligations to executives whose employment was terminated during 1998.

  Interest and Other Income, Net

  Interest and other income consisting of interest income, interest expense, and gains and losses on disposition of assets, was $67,000 in 1996, $115,000 in 1997 and $298,000 in 1998. These increases were the result of interest earned on higher cash balances resulting from the sale of Class B and Class C preferred stock in 1996, 1997 and 1998.

  Income Tax Expense (Benefit)

  Our income tax expense was minimal in each of the three years ended December 31, 1998. During 1996 and 1997 our tax expense decreased due to the utilization of previously unrecognized net operating loss carryforwards. Other variances from the federal statutory income tax rate were due to expenses recorded for financial reporting purposes that were not deductible for federal income tax purposes.

Quarterly Results of Operations

  The following table presents our quarterly operating results for each of the eight quarters in the period ended September 30, 1999. We prepared this information based on the audited financial statements contained elsewhere in this prospectus. We believe this unaudited financial information accurately reflects our operating results during these periods when read in conjunction with the audited financial statements and related footnotes. Historical results are not necessarily indicative of results in any future period.

                                                 Three Months Ended
                          ---------------------------------------------------------------------------
                          Dec. 31  Mar. 31   June 30   Sept. 30   Dec. 31  Mar. 31  June 30  Sept. 30
                           1997     1998      1998       1998      1998     1999     1999      1999
                          -------  -------   -------   --------   -------  -------  -------  --------
                                         (in thousands, except percentages)
Statement of Operations
 Data:
Revenues:
 License ...............  $ 1,963  $ 2,406   $ 4,142   $ 6,677    $10,207  $ 7,274  $ 9,891  $10,038
 Service................    1,220    2,250     4,525     5,872      6,497    7,497    7,475    8,811
                          -------  -------   -------   -------    -------  -------  -------  -------
 Total revenues.........    3,183    4,656     8,667    12,549     16,704   14,771   17,366   18,849
                          -------  -------   -------   -------    -------  -------  -------  -------
Cost of revenues:
 License................      102      161       262       419        456      502      398      362
 Service................      585    1,561     3,166     4,994      5,082    5,593    6,097    6,600
                          -------  -------   -------   -------    -------  -------  -------  -------
 Total cost of
  revenues..............      687    1,722     3,428     5,413      5,538    6,095    6,495    6,962
                          -------  -------   -------   -------    -------  -------  -------  -------
 Gross profit...........    2,496    2,934     5,239     7,136     11,166    8,676   10,871   11,887
                          -------  -------   -------   -------    -------  -------  -------  -------
Operating expenses:
 Research and
  development...........    1,550    2,001     2,509     2,761      2,899    3,483    3,859    4,675
 Sales and marketing....    1,243    1,543     2,189     3,367      4,535    2,632    3,368    3,940
 General and
  administrative........      410      639       871     1,609      2,060    2,102    3,000    2,369
                          -------  -------   -------   -------    -------  -------  -------  -------
 Total operating
  expenses..............    3,203    4,183     5,569     7,737      9,494    8,217   10,227   10,984
                          -------  -------   -------   -------    -------  -------  -------  -------
Income (loss) from
 operations.............     (707)  (1,249)     (330)     (601)     1,672      459      644      903
Interest and other
 income, net............       12       45        53       137         63       82       54      (49)
                          -------  -------   -------   -------    -------  -------  -------  -------
Income (loss) before
 income taxes...........     (695)  (1,204)     (277)     (464)     1,735      541      698      854
Income tax expense
 (benefit)..............     (234)    (137)      (32)      (53)       198      184      339      366
                          -------  -------   -------   -------    -------  -------  -------  -------
Net income (loss).......  $  (461) $(1,067)  $  (245)  $  (411)   $ 1,537  $   357  $   359  $   488
                          =======  =======   =======   =======    =======  =======  =======  =======
As a Percentage of Total
 Revenues:
Revenues:
 License................       62%      52%       48%       53%        61%      49%      57%      53%
 Service................       38       48        52        47         39       51       43       47
                          -------  -------   -------   -------    -------  -------  -------  -------
 Total revenues.........      100      100       100       100        100      100      100      100
                          -------  -------   -------   -------    -------  -------  -------  -------
Cost of revenues:
 License................        3        3         3         3          3        3        2        2
 Service................       19       34        37        40         30       38       35       35
                          -------  -------   -------   -------    -------  -------  -------  -------
 Total cost of
  revenues..............       22       37        40        43         33       41       37       37
                          -------  -------   -------   -------    -------  -------  -------  -------
 Gross profit...........       78       63        60        57         67       59       63       63
                          -------  -------   -------   -------    -------  -------  -------  -------
Operating expenses:
 Research and
  development...........       48       43        29        22         17       24       23       25
 Sales and marketing....       39       33        25        27         27       18       19       21
 General and
  administrative........       13       14        10        13         13       14       17       12
                          -------  -------   -------   -------    -------  -------  -------  -------
 Total operating
  expenses..............      100       90        64        62         57       56       59       58
                          -------  -------   -------   -------    -------  -------  -------  -------
Income (loss) from
 operations.............      (22)     (27)       (4)       (5)        10        3        4        5
Other income (expense),
 net....................       --        1         1         1         --        1       --        0
                          -------  -------   -------   -------    -------  -------  -------  -------
Income (loss) before
 taxes..................      (22)     (26)       (3)       (4)        10        4        4        5
Income tax expense
 (benefit)..............       (7)      (3)       --        (1)         1        2        2        2
                          -------  -------   -------   -------    -------  -------  -------  -------
Net income (loss).......     (15)%     (23)%      (3)%      (3)%        9%       2%       2%       3%
                          =======  =======   =======   =======    =======  =======  =======  =======

  Quarter-to-quarter revenue growth reflects the increasing acceptance of our TBS software. Revenues during the fourth quarter of 1998 were higher than normal due to two large sales totaling $3.5 million. We recognized these sales in conjunction with the release of version 3.2.2 of our software in the fourth quarter of 1998.

  Quarter-to-quarter growth in service revenues is a result of the increased volume of software sales in preceding periods and our increased capacity to deliver consulting services. In addition, during the most recent two-year period, maintenance has become an increasingly significant component of service revenues.

  Cost of revenues as a percentage of total revenues were higher in each quarter in 1998 and 1999 compared to the fourth quarter of 1997 due to an increased use of third-party subcontractors to provide implementation services for our customers. While the use of third-party subcontractors allowed us to meet higher demand for consulting services without adding significantly to our staff, we received a lower margin on the related service revenues than if we had internally staffed implementation services.

  Research and development spending has increased in each quarter but has declined as a percentage of total revenues during the past two years. The increases reflect the rapid addition of professional staff to meet the demands of our customers and the general product requirements of the O&P market. The decrease as a percentage of total revenues reflects our product's evolution to a more standard, modular solution that allows us to leverage our product development spending across more customers.

  Our quarterly operating results have fluctuated in the past and may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. Because our operating results are volatile and difficult to predict, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarter our operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock may fall significantly.

Liquidity and Capital Resources

  Our operating activities used $5.4 million in cash during the nine months ended September 30, 1998, compared to generating cash of $4.3 million for the comparable period in 1999. In 1998, cash used in operating activities was primarily due to our operating loss and increases in accounts receivable, other assets and deferred taxes, which were partially offset by increases in accounts payable and deferred revenues. Accounts receivable increased from $2.0 million to $11.1 million as of December 31, 1997 and 1998, respectively, and to $13.4 million at September 30, 1999. These increases in accounts receivable resulted from higher revenues, a significant portion of which were generated during the last month of each quarter. Deferred revenues were $2.9 million, $2.6 million, and $8.7 million as of December 31, 1997 and 1998, and September 30, 1999, respectively. Our expanded installed base of customers and emphasis on selling prepaid maintenance has resulted in a significant increase in deferred revenues related to ongoing maintenance. Increases in payables and other assets were due to general growth in our operations.

  During 1996, 1997 and 1998, we supplemented our operating activities through the sale of preferred stock. We raised $2.5 million in 1996 and $110,000 in 1997 through the sale of Class B preferred stock, and raised $10.0 million in 1998 though the sale of Class C preferred stock.

  In January 1999, we entered into a $6.0 million revolving bank line of credit agreement that expires in July 2002. The agreement also provides for an equipment term loan facility of up to $4.0 million for capital expansion. The facility is secured by substantially all of our tangible assets. Interest on borrowings accrues at the bank's prime rate of interest. We had borrowed $1.8 million on this line at September 30, 1999, primarily due to the purchase of capital equipment. In addition, at September 30, 1999 we had a standby letter of credit outstanding for $1.3 million in lieu of a security deposit for our facility expansion lease, which reduces the borrowing availability under the line of credit.

  Historically, our principal use of cash for investing activities was the purchase of computer and networking equipment and furniture to accommodate growth in the number of employees. In 1998, we committed to an expansion of our leased facility in Plano, Texas. Completion of the facility is expected in the fourth quarter of 1999. The lease expires in 2010. We expect to spend approximately $3.0 million on leasehold improvements, furniture and fixtures and networking equipment in connection with this expansion. We have no other significant capital commitments.

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


  As of September 30, 1999, we had $12.4 million in cash and cash equivalents and $10.5 million in working capital. We believe that the net proceeds from this offering, together with existing cash balances, available borrowing capacity and cash flow from operations will be sufficient to meet our capital requirements for the next twelve months. Thereafter, we may require additional funds to support our working capital requirements or for other purposes, and we may seek to raise additional funds through public or private equity financing. There can be no assurance that additional financing will be available on commercially reasonable terms, or that such financing will be available at all.

Year 2000 Compliance

  Many currently installed computer systems and software products have been designed to accommodate only two digit entries to represent the year in the date field. As a result, these systems may be unable to determine whether the designation "00" means the year 1900 or the year 2000. This may result in system failures or the creation of erroneous results and is commonly known as the Year 2000 problem.

  We must assess the impact of the Year 2000 on software sold to customers, internal information systems, and significant vendors of our products and services. We have established a Year 2000 program management office to ensure that we have adequately addressed exposures related to the Year 2000 and are Year 2000 ready. "Year 2000 ready" means that the performance or functionality of both our TBS software and our internal systems will not be significantly affected by the dates prior to, during and after the Year 2000, to include leap year calculations and specific day-of-the-week calculations.

  Our review of our TBS software for Year 2000 readiness is performed as part of our normal quality assurance function. As of the date of this prospectus, we have identified no material Year 2000 compliance issues with respect to any TBS software that our customers are currently operating. However, our TBS software operates in complex network environments and must interact with many different hardware and software systems. We have not performed extensive tests on all hardware and software that may operate in conjunction with our TBS software. Accordingly, some customers may experience Year 2000 problems, which may require our assistance to correct.

  Through a risk analysis completed by our Year 2000 program management office, we have identified the critical systems within our internal operations that may be affected by Year 2000 issues. We believe we have identified substantially all major computers, software applications and related equipment used within our internal operations that must be upgraded or replaced to minimize the possibility of a disruption to our business. The version of accounting software we currently use is not Year 2000 ready. Rather than upgrade to a new version of software, we have elected to replace this system with a new management reporting system that will be much more flexible as we grow. We expect this conversion to be complete during the fourth quarter of 1999. However, if we are not ready to convert, we believe that it would be possible to upgrade to a Year 2000-ready version of our existing software, or to process data manually until the new system is ready for conversion.

  In addition to our accounting system, our business is also dependent upon software to operate our e-mail system, software development and testing tools and office software applications. We are unaware of any material costs or operational issues associated with preparing these internal systems for the year 2000.

  Our business is also dependent upon computer controlled systems of third parties such as vendors, customers and public service providers. The operation of our office and facilities equipment, such as elevators, fax machines, photocopiers, security systems and telephone switches may all be affected by the Year 2000 problem. We have contacted each of our vendors to obtain assurance that these systems are Year 2000 ready, however, not all vendors have responded. In addition, we have not independently tested the claims of our vendors who have responded. We believe that, absent a critical failure of electrical, telephone or other public services beyond our control, Year 2000 problems experienced by third parties will not have a material impact on our operations.

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

  We are currently developing contingency plans to be implemented in the event that we fail to identify all of the Year 2000 problems affecting our internal systems. These plans could include accelerated replacement of equipment and software, short-term use of back-up systems, manipulation of system dates or manual workarounds until any problems are corrected.

  Despite our efforts, there is no assurance that we will be able to identify and correct all Year 2000 problems. Any failure to achieve Year 2000 readiness could result in a decrease in revenues, an increase in resources required to address the Year 2000 problems of our customers, or an increase in litigation costs relating to losses suffered by our customers as a result of the Year 2000 problem. The costs associated with remediating any Year 2000 problems have not been material to date. Although we do not anticipate that these costs will be material in the future, we cannot assure you that these future costs will not be material.

Recent Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes methods for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Because we do not currently hold any derivative instruments and do not engage in hedging activities, we do not believe the adoption of SFAS No. 133 will have a material impact on our financial position or results of operations.

  In December 1998, the AICPA issued SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions. SOP 98-9 amends SOP 98-4 to extend the deferral of the application of certain requirements of SOP 97-2 provided by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. We have not yet determined the effect of the final adoption of SOP 98-9 on our future revenues and results of operations.

Quantitative and Qualitative Disclosures about Market Risk

  Our financial instruments consist of cash that is invested in short-term, risk free investments. At September 30, 1999 the carrying value of our financial instruments approximated their fair values based on current market prices and rates. We do not use derivative financial instruments in our operations or investments and do not have significant operations subject to fluctuations in commodity prices or foreign currency exchange rates.

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

                                   BUSINESS

  This prospectus contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those indicated in such forward-looking statements. See "Special Note Regarding Forward-Looking Statements."

MetaSolv Software, Inc.

  We are a leading provider of order management and service provisioning, or O&P, software solutions for next-generation telecommunications service providers. Next-generation telecommunications service providers are telecommunications providers that have emerged as a result of new technology and industry deregulation and that offer a variety of traditional and new services. Service providers use order management and service provisioning systems to process a customer's order for telecommunications service, provision and reserve the appropriate network resources to establish the requested service, and detect and resolve any problems that may occur with that service. Our Telecom Business Solution, or TBS, software is a comprehensive order management and service provisioning solution, designed to meet the needs of next-generation telecommunications service providers.

  Traditional telecommunications service providers specialize in providing one type of service, such as local or long distance telephone service. Now, however, industry deregulation and technological advances make it possible for a telecommunications service provider to offer a variety of services--such as local, long-distance and Internet service--in a single bundled package to their customers. Next-generation service providers offer these bundled packages of telecommunications services and need O&P software that can handle the enormously complex tasks involved in creating and delivering multiple services. Based on recent industry reports, we estimate the worldwide spending on third-party O&P solutions by these next-generation service providers will grow by over 40% per year to $1.2 billion in 2001.

  We developed our TBS software as a packaged software solution for licensing to telecommunications service providers. Our business model is not based on the development of software that is custom-designed to meet the needs of a single customer. Founded in 1992, we began to build an O&P software system in early 1994 in conjunction with ALLTEL, an established service provider. The initial O&P product developed by MetaSolv and ALLTEL focused on the tasks necessary to connect local-exchange networks to those of the long-distance service providers. After the Telecommunications Act of 1996 opened the local-exchange market to competition, we expanded our product line to address the needs of service providers involved in the resale and wholesale of local and long-distance services. In early 1997, we expanded our TBS software to support the creation and delivery of services on networks that combine voice and data services. Throughout 1998 and 1999, we enhanced our TBS software to support the creation and delivery of services that utilize the Internet as a communications network.

  We currently have over 50 customers representing all facets of the telecommunications industry including established telecommunications service providers, such as GTE and ALLTEL; new service providers competing in local-service markets, such as Allegiance Telecom and GST Telecommunications; operators of the large, high-speed networks that sell transmission capacity to other service providers or sell services directly to customers, such as Qwest Communications and Williams Communications; the emerging long-distance operations of these companies, such as BellSouth and Ameritech; and new local service providers that specialize in providing data-communications services, such as HarvardNET and GTE Global Networks Infrastructure.

Industry Background

  The Telecommunications Industry

  Today's telecommunications service providers operate in an increasingly competitive and complex marketplace. Several trends are transforming the global telecommunications industry, including ongoing deregulation and privatization; proliferation of new service providers competing for market share; growing customer demand for high-speed data services; and unprecedented growth of the Internet as a worldwide communications medium.

  The breakup of the AT&T monopoly in the early 1980s fostered competition in the U.S. long-distance industry. Even so, the seven local telephone companies created by the AT&T breakup known as the Regional Bell Operating Companies or RBOCs, continued to operate as regional monopolies, with little competition in

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


their local-exchange markets. The Telecommunications Act of 1996, however, opened those markets to competition. The Telecommunications Act of 1996 requires the RBOCs and other traditional local service providers, such as GTE, to give new competitors access to their local networks. With such access, these new competitors, called competitive local-exchange carriers, or CLECs, can provide local services to customers. Prompted by the competitive need to distinguish themselves in a more crowded market, both traditional service providers and CLECs seek to offer more than just local voice services. Many also are positioning themselves to provide long-distance voice communications and high-speed data services, such as Internet access.

  The privatization of government-owned service providers and the opening of previously-closed markets are current trends within the international telecommunications arena. As a result, an increasing number of competitive exchange carriers are seeking to provide telecommunications services outside of the United States, and many of them are building their own telecommunications networks.

  The dramatic increase in the number of new telecommunications service providers, domestically and internationally, stems not just from regulatory changes but also from the emergence of new telecommunications technologies. These innovations include:

  .  digital and high-speed or "broadband" wireless systems;

  . digital-subscriber-line (DSL) technology, which increases the information-carrying capacity of existing telephone wires; and

  . devices, such as cable-TV modems, that give customers access to multiple types of service.

Individually and collectively, these innovations give new competitors alternate means of reaching homes and businesses. Consequently, CLECs can bypass the traditional service providers to provide not only local and long distance phone service but also high-speed data services.

  The demand by business and residential customers for high-speed data services has increased primarily because of an increase in the volume of customers' data traffic. The main reason that customers are sending more and more data traffic is the unprecedented growth of the Internet as a communications medium. International Data Corporation estimates that there were 142 million Internet users worldwide at the end of 1998. This number is expected to climb to 502 million users by the end of 2003. Not surprisingly, therefore, research by The Yankee Group shows that data traffic is growing five times faster than voice traffic. By 2003, the total volume of data traffic is expected to exceed the total volume of voice traffic.

  The Internet is changing the way businesses and individuals use the telecommunications network. For example, Internet-based electronic commerce has expanded the role of the telecommunications network from a transportation system for communications traffic to a medium for conducting business transactions. This bigger role for the network creates new business opportunities for both established and new telecommunications service providers. As a result, more and more competitors are entering the telecommunications market, including:

  .  companies that build and operate major segments of the Internet;

  . companies that provide access to the Internet and the services running on it;

  .  companies that offer voice-telephone service over the Internet;

  .  Internet-based divisions of traditional telecommunications companies;
     and

  . companies that provide application software as a service available to users over the Internet.

  The demand for and use of the Internet as a new communications medium are also bringing about changes in the design of the traditional public telephone network. Service providers use a combination of networks to give their customers access to the Internet. This combination involves the public telephone network, with its traditional switching and routing technology, and new high-speed data networks that use a new kind of switching and routing technology, first used in the Internet. This new switching and routing technology is based on the ability to separate voice and data messages into packets of information. This combination of traditional switched and new packet-based network technologies is driving the development of a whole new kind of network: one that is more complex, that is based on Internet switching-and-routing technology and that transports both voice and data traffic, as well as more advanced services such as electronic-business applications. Service providers now want to provide voice and data services over these so-called converged networks, as shown in the diagram below.

[Diagram showing two circles, labeled "Public Switched Network" and "Public Data Network," respectively. Arrows from each circle converge and point to a larger circle labeled "Converged Network." Inside the circle labeled "Public Switched Network" appear the phrases "Circuit-Switched Networks," "Primarily Voice Services" and "Low-Speed Network Access." Inside the circle labeled "Public Data Network" appear the phrases "Packet-Switched Network," "Data Services" and "High-Speed Internet Access." Inside the circle labeled "Converged Network" appear the phrases, "Packet-Switched Core," "Data and Voice Services" and "Advanced Services." To the left of the circles, the phrases "Traditional Service Providers" appears on the same level as the smaller circles. An arrow points down to the phrase "Next-Generation Service Providers," which appears on the same level as the larger circle.]

  Because of the increasingly competitive and complex telecommunications marketplace, service providers continually look for ways to introduce and connect customers to new services more rapidly and efficiently than before. This emphasis on prompt, cost-effective service fulfillment means that O&P systems are becoming more important as a tool that enables a given service provider to distinguish itself from its competitors.

  The Order Management and Service Provisioning Market

  O&P software systems perform all the tasks necessary for a service provider to process a customer's order and deliver a specific telecommunications service. The diagram below shows the functions of O&P and other software programs used by service providers; together, these programs comprise a complete system that supports the service provider's operations.


[Diagram showing a rectangle separated into five smaller rectangles. The rectangle in the top and center is raised above the rest and bears the heading, "Order Management & Service Provisioning." Below the heading appears the phrases, "Order processing and management," "Product/service planning," "Network planning, design and optimization," "Network inventory management," "Provisioning/circuit assignment" and "Trouble handling and resolution coordination." To the upper left appears a rectangle bearing the heading "Customer Care" and the phrases "Customer service," "Marketing support" and "Fraud protection." To the lower left appears a rectangle bearing the heading "Interconnection" and the phrases "Service/Address validation," "Number Portability" and "Electronic information exchange." To the lower right appears a rectangle bearing the heading "Network Management" and the phrases "Service activation," "Fault & performance monitoring" and "Network element configuration." To the upper right appears a rectangle bearing the heading "Billing" and the phrases "Transaction rating," "Switch mediation" and "Invoice generation."]

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


  Traditional telecommunications service providers either build their own O&P systems or obtain them from communications equipment manufacturers, from providers of traditional operations support systems, such as Telcordia Technologies (formerly Bellcore) and Bell Sygma, or from systems integrators. Typically, these O&P systems are proprietary and support only a limited number of services, primarily voice.

  By contrast, next generation telecommunications service providers need O&P systems that enable them to respond to customer demands for a bundle of services. Such a bundle can include local-exchange phone service; private or dedicated line service which connects, for example, a company's headquarters with its branch offices; domestic and international long-distance voice and data services; and a full suite of Internet services. Further, these service providers need O&P systems that allow them to design and provision this mix of services over complex, converged networks that are designed to carry both voice and data traffic.

  O&P systems used by traditional service providers do not generally meet the requirements of the new next-generation service providers for several reasons:

  . They do not integrate different functions associated with different types of service; thus, a service provider must use separate O&P systems to create and deliver each type of service that the service provider offers.

  . Traditional software system designs are based on centralized mainframe computers; therefore, they are cumbersome and do not give the service provider the flexibility to add new services easily and cost-effectively.

  . The proprietary nature of traditional O&P systems makes it very difficult to get them to work with other systems.

  . Existing systems often rely on manual processes, rather than more cost-effective automated tasks.

  To overcome these limitations, next-generation service providers need a flexible, adaptable O&P system that can meet the service requirements of converged networks. To launch their businesses and provide a single, unified O&P system that accommodates packages of services, an increasing number of these service providers are turning to commercially available, third-party packaged software solutions. We estimate, based on recent industry reports, that the global market for such third-party O&P systems will be $1.2 billion in 2001, compared to $0.6 billion in 1999, for a compound annual growth rate of 40%.

The MetaSolv Software Solution

  We develop, market and support O&P software specifically designed to meet the complex business needs of next-generation telecommunications service providers. Our Telecom Business Solution, or TBS, software is a comprehensive O&P system that integrates information across all areas of operations, including customer information, order information, product and service information, network inventory, and workflow information. We believe that our TBS software is a unique solution in that it integrates these capabilities while also providing a flexible, open platform for the ordering and provisioning of existing telecommunications services with the rapid development and deployment of new services.

  We believe our solution provides the following benefits to our customers:

  Integration Drives Opportunities to Increase Revenues. We believe our software's primary advantage is its ability to integrate information across the service provider's entire operation, including customer information, order information, product and service information, network inventory and workflow information. Our TBS software is designed to enable a service provider to offer a variety of services more quickly and to package and price its services by integrating them with available network capacity and resources. Our integrated workflow technology automatically guides a customer's request for service through the entire fulfillment process, up to and including routing the request for automatic activation and billing. This integration and automated flow-through of information shortens the elapsed time between a customer's order and the activation of service; as a result, service providers can bill for services more accurately and quickly.

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


  Automation Increases Productivity and Streamlines Operations. We designed our TBS software to eliminate manual processes and to automate otherwise labor-intensive tasks, thus improving operating efficiencies and reducing costs. The following are examples of these automated and streamlined operations:

  . Process automation tools, or "wizards," are embedded in the software to guide the user through time-consuming tasks, such as entering complex order information or designing an optical fiber network.

  . Information required for complex orders is transmitted automatically between service providers, which reduces costly errors.

  . A common database reduces the costs of maintaining information in multiple systems and the need to enter data manually more than once.

  . Service providers can determine their network capacity requirements before committing to equipment purchases or network configurations; as a result, they have more control over capital outlays for network facilities.

  Open Design Enables Best-of-Breed Operations Support Solutions. We have built our TBS software using an open design with fully-documented interfaces, commonly referred to as application programming interfaces or APIs. These APIs make it easier for our customers, partners, and other third parties to integrate the TBS software and integrate it with other software applications. Our customers can also use the API architecture to build Web-based applications that expose our software functionality to their end consumers. Through our open design and alliance program, we provide our customers with superior software solutions that combine best-of-breed applications with the efficiency and cost-effectiveness of commercial, packaged interfaces. Our partners provide operations support systems solutions for the functions outside the scope of our TBS software. These functions include customer care and billing; network management; and service provider-to-service provider electronic exchange of information. In addition, we have alliances with software vendors such as Nortel Networks and Siebel Systems that provide commercial interfaces between our TBS software and other third-party software products and traditional software systems.

  System Grows Along with the Business Operations. We designed our software by using both programming and database techniques that ensure high-quality system performance for on-line transaction processing. These techniques also allow the software to be used by an increasing number of users to process an expanding volume of transactions without performance degradation, making it useful for a wide range of customers, from small start-up service providers to large global telecommunications providers. This ability to grow in step with expanding operations without the need for re-design or large-scale system replacements enables a service provider to maximize the return on its investment in TBS software. Our software runs on a variety of hardware and software platforms, from a laptop computer running Windows NT and Personal Oracle, to a large cluster of UNIX-based servers.

The MetaSolv Software Strategy

  Our strategy is to solidify our position as a leader in the O&P market by establishing our TBS software as the platform of choice for providers of next-generation communications services. Key elements of this strategy are:

  Continue to Enhance Our Packaged Software Business Model. Our business model is based on what we believe is a significant market demand by next-generation service providers for comprehensive O&P functionality from a packaged software solution, rather than from a customized solution built internally or by some of our competitors. This packaged software model enables us to grow our revenues more quickly by shortening sales cycles, reducing implementation timeframes and taking advantage of our partners' capabilities. By building and supporting packaged software, we are able to leverage our research and development, implementation and product support resources over a larger customer base, thereby reducing our product costs and increasing our margins. Combined with our strategic partnerships, our strategy is to offer packaged software products to achieve and maintain a high-margin, software-driven business model.

  Target Leading Next-Generation Telecommunications Service Providers Worldwide. The unique capabilities of the TBS software product line enable us to address the market for converged telecommunications services. Many of our current customers are market leaders in their respective segments and are expanding globally. We believe our products enable our customers to bring new telecommunications services to market more quickly, resulting in increased use of TBS software throughout their organization. Our targeted market segments and representative existing next-generation service provider customers include:

  . market-leading CLECs, both wireline and wireless, that operate their own networks, including Allegiance Telecom, Electric Lightwave, GST Telecommunications, Teligent and Winstar Wireless;

  . owners/operators of national and international high-speed telecommunications networks, including Qwest Communications and Williams Communications;

  . new business ventures of such established service providers as GTE Global Networks Infrastructure, BellSouth and Ameritech; and

  . CLECs that focus on providing data services, including HarvardNET and DSLnet.

  Leverage Software Development Expertise and Market Experience. Our product and service offerings are the result of our seven-year history as a leading provider of commercial O&P software to telecommunications service providers. Our professionals have extensive experience in developing, marketing and supporting large-scale software applications that run across an entire business operation. In addition, we have accumulated considerable experience within the telecommunications industry. By combining our software expertise and telecommunications experience, we have developed successful O&P solutions for numerous telecommunications service providers. Our relationships with leading service providers enable us to gain insights into their future product and service requirements. We intend to continue to leverage our experience and expertise to create additional software products required by existing and potential customers.

  Expand Strategic Partnerships. We have established several partnerships and alliances that effectively give our organization a global reach. These relationships extend our sales organization by providing a source of leads and referrals. They extend our professional services organization by increasing our capacity to implement TBS software. Finally, they extend our software capabilities beyond O&P via their expertise with other operations support system applications. Our partnership strategy is unique in its approach and breadth, and, as such, we believe it provides us with a competitive advantage. Our partnerships and alliances include systems integrators such as Ernst & Young; ADC; American Management Systems; DMR Consulting Group; Andersen Consulting; Arthur Andersen; and Cap Gemini. They also include complementary software application vendors such as ADC/Saville Systems; Portal; Daleen; Syndesis; Harris; and DSET, as well as hardware/software platform vendors such as Microsoft and Oracle. Taking advantage of this network of partners enables us to focus on developing and maintaining O&P software while offering a complete solution to the customer. In addition, our systems integration partners are certified in TBS software implementations and the use of our programming interfaces.

  Introduce New e.Business Applications. We currently are developing electronic business-to-business, or "e.Business," solutions that permit service providers and their customers to use TBS software over the Internet to handle such functions as service inquiries and adjustments via Web browsers. Our goal is to make it possible for service providers to use the TBS Internet-application components either "out of the box" or as the basis for creating new components that reflect a service provider's individual brand and services. Service providers can deploy these components via the Internet to customers and partners, via extranets to their suppliers and agents and via intranets to remote offices and telecommuting employees. TBS Internet applications may include the ability to:

  . place orders for residential and business voice services, Internet services and Web-hosting services;

  .  establish e-mail accounts;

  .  change existing service requirements;

  .  monitor the status of pending orders; and

  . inquire about service availability and capabilities, enter a repair request or check the status of a reported problem.

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


  Expand Into New Geographic Markets and Industry Segments. Our current customers operate primarily in North America, including a customer in Mexico using a Spanish version of our product. We intend to target and penetrate new geographic markets within the next two years, particularly Europe and South America, as these markets experience similar trends to those that have driven growth in North America. We intend to roll out our international product in 2000, with selected modules of the TBS software product that are suited to international business practices. Our strategy is to capitalize on the international practices of our systems integrator partners and, as business opportunities arise, to augment these efforts with local professional service personnel. Further, we intend to penetrate additional market segments, such as cable television, direct satellite broadcast and application service providers by developing additional software modules targeted at those specific segments.

Products and Services

  We are a leader in providing integrated and comprehensive O&P solutions for next-generation telecommunications service providers. Our software is designed to allow our customers to respond to market demand quickly and efficiently, to optimize service fulfillment and to build stronger relationships with their customers. In addition to providing maintenance and technical support for our TBS software, we provide, through our professional services organization, implementation planning and management as well as training.

  Telecom Business Solution

  Our TBS software addresses a service provider's needs and requirements with a flexible design which can scale, or grow along with their expanding business operations. Our TBS software consists of a set of integrated subsystems: order management, service provisioning, network inventory and design, customer care, trouble management, data management and application programming interface and gateway management. These subsystems are coordinated by a common workflow engine and database. As shown in the diagram below, each subsystem supports a critical aspect of a service provider's business from order management and customer care to service provisioning, network inventory and design and trouble management:


  [Diagram labeled "Telecom Business Solution" consisting of a center sphere labeled "Work Management" and "Data Management" which is surrounded by triangles labeled, "Customer Care," "Trouble Management," "Order Management,"
    "Service Provisioning" and "Network Design." A large box labeled "API &
            Gateway Management" appears below all of the figures.]

                           Telecom Business Solution

  A telecommunications service provider can extend each subsystem by using add-on software modules to tailor the TBS software to support unique products and services. These modules support a variety of telecommunications services including resale or wholesale voice, data or Internet services, as well as network technologies, such as broadband wireless, optical networks or digital subscriber lines.

  One critical function provided by our TBS software design is information management. By making information more accessible and useful, our TBS software enables a service provider to manage its business more efficiently, to provide more services with the highest possible quality, and to deliver superior customer care. The work management design integrates the subsystems, allowing work to flow electronically across the service provider's organization while providing ready access to performance and resource usage information. Our integrated approach provides comprehensive support for current and emerging services, network technologies and evolving business processes.

  Order Management

  TBS software's order management subsystem enables the service provider to manage the complete service delivery process, which often involves several kinds of orders or transactions within a service provider's own organization, as well as between different service providers. Our order management subsystem supports resale, retail or wholesale orders for local or long-distance voice, data and Internet services. The order management subsystem reduces the complexity of dealing with a variety of disjointed and non-integrated systems.

  Service Provisioning

  The service provisioning subsystem helps the service provider design, configure and assign inventory to fulfill even the most complex services. It includes automated circuit-design capabilities to ensure the fulfillment of services according to the service provider's specifications. Through the service provisioning subsystem, the service provider can deliver the wide range of services that today's sophisticated customer requires, from traditional voice to high-speed data and Internet-based technologies.

  Service provisioning is the term for the complex process by which engineers determine how a given service is to be delivered, whether through owned, leased or future telecommunications network facilities. Our service provisioning subsystem automates these complex processes. For example, engineers might specify the use of off-network facilities if portions of another service provider's network are needed to fulfill the service order. That specification then triggers additional service requests, such as an order for the long-distance portion of a circuit from that other service provider, or a request within the service provider's own organization to order a new piece of equipment or build additional facilities. The service provisioning process links these service requests with the original customer order and, through the work management process, manages the steps to complete all of the order. By supporting end-to-end service design, our TBS software gives the customer service representative the information he or she needs to handle reports of trouble from customers. For example, our TBS software identifies whether the service problem stems from the service provider's own network or from another service provider's network.

  Network Inventory and Design

  The network inventory and design subsystem enables service providers to manage large telecommunications networks, while also giving them the flexibility to manage new as well as traditional technologies. This subsystem presents the geographical, electrical, physical and logical dimensions of the network in a single, cohesive view for service providers.

  A set of administration and design modules work together to present this view, and these modules provide an integrated tool for building and managing today's complex networks. A core design principle implemented in each of these modules is the support for the logical view of the network. In today's environment, the network components used to provide services to the service provider's customers may come from a variety of sources within and outside the service provider's own organization. Traditional network management systems often limit the service provider's ability to plan and manage service delivery. Such traditional systems reveal only those network components the service provider owns and has installed, or only those network components that the software can physically detect. By contrast, TBS software's network inventory and design subsystem encompasses network design and service fulfillment across multiple service providers and technologies.

  Customer Care

  One of the key aspects of our design is tightly-integrated customer information. We design our TBS software to provide a view of the customer from numerous perspectives, all of which are important to managing and strengthening the service provider's relationship with that customer. For instance, bills are more accurate because the information passed to the billing system is tightly integrated with information about other tasks associated with the customer's service order. As each task is completed, the relevant information goes automatically to the billing system. Because all aspects of customer information are available in a single design, the people who interact with the customer, such as the customer-service representative, sales person, or repair technician, are able to see the entire customer service history.

  Trouble Management

  In today's converged network, the issue of trouble management is becoming more complicated. It no longer is enough to open and track trouble tickets. Effective trouble management now requires integrated information: information about the service provider's network, about its customers and about the services that the network delivers. By linking TBS software's trouble management subsystem with the order management, service provisioning and network design subsystems, our software gives the service provider a single comprehensive view of its customers, the services that each receives and the way those services are provided. For example, when dealing with trouble incidents, the customer service representative can see immediately a customer's past and current services, as well as services that are in the process of being installed, along with the relevant technical design details and trouble history.

  Work Management

  The work management subsystem brings all the TBS software subsystems together, enabling work to flow electronically across the service provider's organization. This flow makes it possible for managers to analyze how various business processes are performing and how they are using resources. The foundation of workflow management is the ability to design customized service fulfillment plans which list in detail all the tasks that go into satisfying the customer's request for service. These fulfillment plans organize and manage the flow of tasks, both electronic and manual, according to the service provider's business processes. The work management subsystem coordinates service requests that are related, to achieve the most efficient completion of the tasks across the multiple plans for fulfillment of those requests. By providing a comprehensive look at where the customer's request for service is in the process, the subsystem enables customer service representatives to deliver exceptional customer care and service.

  Data Management

  The data management subsystem makes the information the service provider needs to manage its entire operation more accessible and useful. It maintains in a central repository all industry, corporate and other reference data required to ensure quality and integrity throughout the business processes. Central data management means that service provider personnel enter information only once and that such information is accessible from all appropriate areas of the TBS software application, including gateways (see next section) and interfaces with third-party systems.

  Application Programming Interface (API) and Gateway Management

  The TBS software is based on an open design that allows the electronic exchange of information within a large array of systems, such as the service provider's network, other systems within the service provider's organization and external trading or service partners and the systems that support their operations. This electronic exchange of information occurs through our interfaces, commonly referred to as application programming interfaces or APIs. These APIs make it easy for our customers, partners, and other third parties to customize the TBS software and integrate it with other software applications.

  In addition to open interfaces, we also offer gateways. These gateways are interfaces that have been extended and customized to perform a specific function such as pass information to a billing system.

Professional Services and Support

  We believe that our ability to provide high-quality customer service and support is critical to ensuring long-term customer satisfaction. We have developed a broad array of service offerings to assist our diverse customer base:

  Professional Services

  Our professional services organization assists customers in the program management, project planning, installation and implementation of our TBS software solution. As of September 30, 1999, that organization consisted of 85 people located in several cities in the United States and in London.

  Our professional services organization primarily provides the expertise necessary to install the TBS software and to get it up and running. We supplement our expertise with that of our systems integration partners. Our systems integration partners provide expertise on large projects typically involving multiple systems, extensive program management and the development of custom interfaces. Together with our systems integration partners, we currently have more than 275 consultants trained in the installation and operation of TBS software.

  Our professional services organization and systems integration partners assess the size and complexity of a service provider's specific implementation needs with a custom implementation profile. This profile is based on the characteristics of the service provider's operations and the objectives to be satisfied by a TBS software implementation. It focuses on business-related activities, such as business processes and data migration, and on technology-related activities, such as selecting software, gateways and platforms. Based on the information in the profile, the team produces a program summary, which provides the starting point for installing the TBS software.

  Among the specific services available from our professional services organization are:

  Framework for Success is a set of tools and processes designed to ensure a successful implementation of TBS software and can be targeted to a specific customer's needs. These tools and processes incorporate industry best practices and techniques specific to MetaSolv's expertise and experience. These tools and processes can be tailored, on an ongoing basis, as a customer's requirements change. By shortening our customer's learning curve and streamlining the TBS implementation cycle, Framework for Success saves time and money.

  QuickStart is a program designed to simplify and speed up the installation of TBS software. It consists of a TBS software database pre-loaded with data and workflow engine, along with a defined training curriculum for the end user. As a result, TBS can be up and running in fewer than 90 days. Built from knowledge acquired in previous TBS software implementations, the QuickStart program makes maximum use of a customer's resources and shortens service-delivery intervals.

  Rapid Results is a workshop designed a) to improve the skills of the individuals on the customer implementation team and b) to streamline the TBS software implementation, primarily by improving business methods and processes. The workshop provides in-depth exposure to TBS software concepts and implementation requirements. Team members learn how and where information is loaded in the TBS software database, and they see demonstrations of best practices for setting up and maintaining TBS software.

  Educational Offerings

  We provide a comprehensive series of classes to our customers, employees and partners so they acquire the knowledge and skills necessary to deploy, use and maintain our software solutions. These classes focus on the technical aspects of our products and on real-world business issues and processes. All classes include lectures, demonstrations, discussions and hands-on use of our solutions. Classes are held regularly at our training centers in our Plano, Texas headquarters and in our Englewood, Colorado and McLean, Virginia facilities. We also offer Train-the-Trainer programs that enable our customers to conduct their own internal end-user training.

  Maintenance and Technical Support

  Our maintenance and technical support services include help desk support, problem resolution, software maintenance and scheduled software upgrades. Via the Web, telephone, and/or electronic mail, we answer customers' technical questions promptly and thoroughly. Our automated customer service system tracks each customer's inquiry through complete resolution. We provide technical support for our products from our headquarters location and, in response to customer needs, we plan to establish additional customer support sites domestically and internationally. With our TBS software, we provide complete documentation, including system administration guides and programming interface-integration guides, as well as online help. Our typical software maintenance agreement has a 12-month renewable term.

Alliances and Partnerships

  To ensure delivery of a comprehensive end-to-end solution for our customers, we have established strategic relationships with organizations in three general categories: systems integrators, complementary software application vendors and hardware/software platform vendors.

  Systems Integrators. We use systems-integration partners to provide, jointly or separately, a range of services to our customers. Among our partners are Ernst & Young; ADC Telecommunications; American Management Systems; DMR Consulting Group; Andersen Consulting; Arthur Andersen; and Cap Gemini. They install our product at the customer location and often assist us in generating sales leads. Using our Framework for Success tools and processes mentioned above, we have certified and trained more than 200 consultants in these organizations in the implementation and operation of our TBS software.

  Complementary Software Application Vendors. We have joint marketing relationships with several software vendors which offer products and services that complement our TBS software solution. Together with these partners, we provide our customers with superior software solutions that combine best-of-breed applications and the efficiency/cost-effectiveness of commercial, off-the-shelf interfaces. Our software partners provide solutions for the operations-support functions which our TBS software does not address; these include customer care and billing, network management and electronic exchange of information between service providers. In addition, we have alliances with other software-integration vendors that provide commercial interfaces between our TBS software and other third-party software systems. Our partners in this area include:

  .Customer Care and Billing--Siebel Systems, Saville Systems, Daleen and Portal Software;

  .Network Management--Harris, Nortel Networks and Syndesis;

  .Interconnection Gateways--DSET and Quintessent Technologies; and

  .Software Integration--Vitria Technology and Crossworlds Software.

  Hardware/Software Platform Vendors. Our technology strategy is to focus exclusively on our core O&P solution, TBS software. Accordingly, we have formed partnerships and alliances with leading hardware and software vendors, including Microsoft, Oracle, Iona, Merant and ESRI. We intend to establish additional alliances to support new platforms and functions.

Customers

  Our typical customers are providers of telecommunications services, from traditional local and long-distance services to Internet-based services, that benefit from an integrated, flexible O&P solution. As of September 30, 1999, we had licensed TBS to more than 50 customers worldwide, including:


   .Allegiance Telecom  .Cox Communications
   .Ameritech           .GTE
   .Bell Atlantic       .GTE Global Networks
   .BellSouth           .Infrastructure
   .Birch Telecom       .Electric Lightwave


   .GST Communications      .Time Warner Telecom
   .HarvardNET              .Qwest Communications
   .MaxCom                  .International
   .Net2000 Communications  .US Xchange
   .NorthwesTel             .Williams Communications
   .Telergy                 .Winstar Wireless
   .Teligent

Technology

  We have developed the TBS software on a tiered client/server platform designed to be reliable and to scale along with a service provider's expanding operations. The diagram below illustrates the three tiers of our TBS software design.


[Diagram labeled "Telecom Business Solution Technology Architecture" consisting of three shaded areas. The first shaded area, labeled "User Interface Tier," consists of three computer screens labeled "Windows Desktop," "Intranet" and "Internet" with connections from the computers to the second shaded area. The second shaded area, labeled "Application Server Tier," consists of three connected depictions of servers labeled "API Server," "Web Server" and "Transaction Server" and is connected by a single line to the third shaded area. The third shaded area, labeled "Data Tier," consists of a cylinder labeled "Database."]

            Telecom Business Solution (TBS) Technology Design

  .  User Interface Tier: includes the client-based graphical user interface
     (GUI) presentation services, which run on a browser or Windows, Windows NT, or Windows 95/98. Some client-side application logic also resides on this tier.

  . Application Server Tier: includes the business logic in components running on Microsoft Transaction Server. These business logic and database access objects enable us to build different GUIs with the same business logic code. In addition, application programming interfaces give our customers and partners access to these components. Open and fully-documented APIs make it possible to customize and integrate the TBS software with existing customer, partner and third-party software applications. We plan to introduce the Web Server, which will allow our customers to offer self-service application interfaces via the Internet, in the fourth quarter of 1999.

  . Data Tier: includes an Oracle relational database management system where all TBS data is stored. We leverage the Oracle database features and support operations on any platform supported by Oracle.

This three-tier technology design provides the following benefits to our customers:

  . Flexibility: Multiple GUIs enable our customers to select the presentation platform of their choice, as well as to manage the upgrade and internal distribution f the software.

  . Scalability: The TBS software grows easily, from dozens to thousands of users, while simultaneously maintaining high performance levels. Our customers can add multiple servers as needed to any level of the system, generally without service interruption.

  . Data Integrity: The database design preserves data integrity while ensuring fast, efficient transaction-oriented data retrieval methods. As a demonstration of resilience, the database design has remained constant during the life and evolution of other components of the software. This stability provides reusability of the business functionality as new, updated GUIs are developed.

  . Open Design: Our open, fully-documented APIs allow our customers and partners to integrate our TBS software with existing internal and external software systems.

Sales and Marketing

  Sales

  We market and sell our software directly through our sales force and indirectly through our partners. To date, we have concentrated our sales efforts on a range of service providers, from small start-ups to large established telecommunications service providers that offer both voice and data services, including Internet-based services.

  Our direct sales force, which consists of 16 employees, is organized into two-person account teams, each with an account executive and a sales analyst. After each sale, we assign account managers to provide ongoing support and to identify additional sales opportunities. We generate leads from contacts made through trade shows, seminars, conferences, market research, our Web site, customers, partners and our ongoing public relations program. We qualify the lead and assign an account team to prospective customers. The account team initiates the sales process, which generally involves multiple presentations and software demonstrations to information technology and business users within the prospective customer's organization. We also have established an effective "corporate visit program" for the prospective customer to meet with our executive management, product managers and software architects at our corporate headquarters. Such a meeting centers on a comprehensive sales effort that includes in-depth software and business discussions.

  We complement our direct sales force with alliances with systems integrators, complementary software application vendors and hardware/software platform vendors. These partners give our direct sales force a global reach and provide significant leads and referrals. We also believe these relationships lend credibility to our technology and help to gain market acceptance of our software and services.

  For our typical customer, the elapsed time between initial contact and execution of a license agreement ranges from four to nine months.
Telecommunications service providers usually go through lengthy bidding processes before purchasing software applications such as ours.

  Most of our sales thus far have been to North American customers. However, because of ongoing privatization and the resulting competition, we believe there is significant demand for new O&P products and services outside of North America. We intend to expand our sales and marketing efforts accordingly, through a combination of direct sales in selected markets; continued partnerships; and the extension of our relationships with existing customers as they expand into international markets.

  Marketing

  We focus our marketing efforts on developing market strategies and product plans, creating awareness of our O&P solutions and generating new sales opportunities. Our product management organization provides direction on target markets and their O&P requirements. We base our product strategy on an analysis of market requirements, competitive offerings and projected return on investment. Our product managers are active in numerous technology and industry forums.
Through these domestic and international forums, we participate in various projects that demonstrate our capability to support world-class, commercial, off-the-shelf O&P solutions.

  In addition, we rely on several marketing activities to create awareness of our TBS software solution and to generate sales opportunities. Through our product marketing and marketing communications functions, we manage and maintain our Web site, publish product-related communications and educational white papers and conduct seminars and user-group conferences. We also have an aggressive public-relations program and maintain relationships with recognized industry analysts; both are part of an ongoing effort to create awareness of O&P solutions and our TBS software in particular. We are an active sponsor of technology-related conferences and demonstrate our product at trade shows targeted at providers of telecommunications services. We also focus on a range of joint marketing strategies and programs with our partners in order to leverage their respective market relationships and resources.

Competition

  Competition in our markets is intense and involves rapidly-changing technologies and customer requirements, as well as evolving industry standards and frequent product introductions. We believe several factors make MetaSolv a strong competitor, including:

  .the breadth and depth of our solution;

  .the quality and performance of our product;

  .our high-quality customer service;

  .our ability to implement and integrate solutions;

  .the overall value of our solution; and

  .the references of our customers.

  Competitors vary in size and scope, in terms of products and services offered. We encounter competition from several vendors, including Telcordia Technology (formerly Bellcore), Lucent Technologies, Architel Systems, and Eftia OSS Solutions. We also compete with systems integrators and with the information-technology departments of large telecommunications service providers. We are aware of numerous other telecommunications service providers, software developers, and smaller entrepreneurial companies that are focusing significant resources on developing and marketing products and services that will compete with our TBS software. We anticipate continued growth in the telecommunications industry and the entrance of new competitors in the O&P software market and that the market for our products and services will remain intensely competitive.

Research and Development

  Teams of development engineers, software architects and product managers are responsible for our research and development efforts. The organization uses a software development process that includes planning and documenting deliverables in advance; rigorously adhering to coding standards; and performing significant performance and function tests. Involving all functional groups at various levels within MetaSolv, this process provides a framework for all the steps necessary to turn concepts into products and to market those products cost-effectively and successfully. In addition, we have recruited development engineers, architects and product managers with experience in O&P solutions and other facets of software, along with senior managers experienced in software used by telecommunications service providers.

  We enhance our software in partnership with our customers, leveraging their telecommunications experience with our commercial software-development expertise. As part of our emphasis on the importance of customer feedback, we provide upgrades of and enhancements to the TBS software on a regular basis. Our customer User Group maintains an active enhancement-ranking process, by which members continually establish priorities for software improvements and evaluate the enhancements we deliver.

  Our research and development expenditures totaled approximately:

  .$12.0 million for the nine months ended September 30, 1999;

  .$10.2 million for the fiscal year ended December 31, 1998;

  .$2.4 million for the fiscal year ended December 31, 1997; and

  .$0.9 million for the fiscal year ended December 31, 1996.

  As of September 30, 1999, 175 employees were engaged in research and development activities.

Intellectual Property

  To establish and protect our intellectual property, we rely on a combination of patent, copyright, trade secret and trademark laws, as well as confidentiality procedures and contractual restrictions. MetaSolv Software, the MetaSolv logo, Telecom Business Solution, TBS, TBS QuickStart, PowerFrame and Rapid Results are trademarks, and MetaSolv is a registered trademark of MetaSolv Software, Inc. To maximize protection of our technology, we have set up a patent-protection program. We have filed for patent protection on certain aspects of our software, and we will continue to file patent applications to establish exclusive rights to certain technology we have developed. While we rely on patent, copyright, trade secret and trademark law to protect our technology, we believe that such factors as the technical and creative skills of our employees, frequent product enhancements and improved product quality are essential to maintaining a technology-leadership position. We cannot be certain that others will not develop technologies that are similar or superior to our technology.

  We generally enter into confidentiality and license agreements with our employees, alliance partners and customers, and generally control access to and distribution of our software, documentation and other proprietary information. We license, rather than sell, our TBS software and require our customers to enter into license agreements that restrict their ability to use the software.

  Despite our efforts to protect proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology to develop products with the same or similar functions as our products. Policing unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect proprietary rights as fully as they do in the United States. In addition, certain of our license agreements require us to place the source code for TBS in escrow. Such agreements generally provide that these parties will have a limited, non-exclusive right to use this code if:

  .there is a bankruptcy proceeding by or against us;

  .we cease to do business without a successor; or

  .we discontinue providing maintenance and support.

  For information concerning risks associated with intellectual property rights, see "Risk Factors." If we cannot protect or enforce our intellectual property rights, which currently consist primarily of TBS software and Framework for Success technologies, our competitors may be able to introduce competing products that are similar to ours, which would hurt our ability to compete. In addition, we may become involved in costly and time-consuming litigation.

Employees

  We believe that our growth and success is attributable in large part to our high-caliber employees and an experienced management team, many members of which have years of industry experience in building, implementing, marketing and selling software applications critical to business operations. We maintain a strong corporate culture and reinforce it by requiring employees to attend an extensive 80-hour orientation program to learn our technology, the industry we serve and our company values. We intend to continue teaching and promoting our culture and believe such efforts provide us with a sustainable competitive advantage. We offer a work environment that enables employees to make meaningful contributions, as well as incentive programs to continue to motivate and reward our employees.

  As of September 30, 1999, we had 371 full-time employees of whom:

  .85 were in professional services;

  .58 were in sales and marketing;

  .175 were in research and development; and

  .53 were in finance, administration and operations.

  Our future performance depends significantly on the continued services of our key technical, sales and senior-management personnel, none of whom is bound by an employment agreement requiring service for any defined period of time. The loss of the services of one or more of our key employees could harm our business. Our future success also depends on our continuing ability to attract, train and retain highly-qualified technical, sales and managerial personnel. Competition for personnel is intense, particularly in the Dallas area where we are headquartered Because of the limited number of available people with the necessary technical skills and understanding of the telecommunications industry and Internet services business, we cannot be certain that we can retain or attract key personnel in the future. None of our employees is represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

Facilities

  We lease a building, which measures approximately 60,000 square feet, in an office park, along with another 12,900 square feet of temporary office space in Plano, Texas. In addition to our current building, we will occupy an additional building, measuring 100,000 square feet, which now is under construction on an adjacent lot. We plan to expand into that building in November 1999, under a lease that expires in 2010. In addition to our principal office space in Plano, Texas, we lease facilities and offices in Englewood, Colorado; Chicago, Illinois; McLean, Virginia; San Francisco, California; Atlanta, Georgia; and London, England. Lease terms for these locations expire between September 1999 and July 2006. We believe that the facilities we now lease are sufficient to meet our needs through at least the next 12 months. However, we may require additional office space after that time, and we now are evaluating expansion possibilities.

Legal Proceedings

  We are not a party to any material legal proceedings.

                                  MANAGEMENT

Officers and Directors

  The executive officers and directors of MetaSolv and their ages as of September 30, 1999, are as follows:

           Name           Age                   Position
           ----           ---                   --------
 James P. Janicki........  44 President and Chief Executive Officer
 Sidney V. Sack..........  54 Chief Operating Officer
 Glenn A. Etherington....  44 Chief Financial Officer
 Jonathan K. Hustis......  43 Vice President -- Business Services, General
                               Counsel and Corporate Secretary
 Joseph W. Pollard.......  43 Vice President -- Sales
 Dana R. Brown...........  34 Vice President -- Marketing
 Eleanor M. Luce.........  56 Vice President -- Services
 Glenda J. Akers.........  46 Vice President -- Engineering
 John W. White...........  60 Chairman of the Board of Directors
 David R. Semmel.........  43 Director
 William N. Sick(1)......  64 Director
 Adam Solomon............  46 Director
 John D. Thornton(1)(2)..  34 Director
 Barry F. Eggers(2)......  36 Director

--------
(1) Member of Compensation Committee

(2) Member of Audit Committee

  James P. Janicki co-founded MetaSolv in July 1992 and since such time has served in various capacities. Mr. Janicki was appointed Chief Executive Officer in May 1999. He has served as President and a director of MetaSolv since April 1994. From June 1982 to July 1992, Mr. Janicki was at Texas Instruments where he served in many capacities, including as the manager of the Texas Instruments' CASE consulting practice from July 1987 to August 1990 and as the manager of the Template software business from August 1990 until July 1992. Texas Instruments develops and manufactures semiconductors and other products in the electrical and electronics industry. Prior to June 1982, Mr. Janicki was a co-founder and Vice President of VEDA Systems, a custom software and consulting services firm. Mr. Janicki is the husband of Ms. Brown, our Vice President--Marketing.

  Sidney V. Sack has served as Chief Operating Officer of MetaSolv since March 1999. Mr. Sack also acted as MetaSolv's interim chief financial officer from March 1999 until May 1999. From November 1998 until March 1999, Mr. Sack provided financial and operational consulting services to MetaSolv. From September 1990 to July 1997, Mr. Sack was the Chief Financial Officer of XcelleNet, a developer of remote and mobile communications management software. In addition, from September 1996 until July 1997, Mr. Sack was the Executive Vice President and Chief Operating Officer of XcelleNet.

  Glenn A. Etherington has served as Chief Financial Officer of MetaSolv since May 1999. Mr. Etherington held various senior management positions at Brite Voice Systems, a leading provider of enhanced telecommunications products and interactive information systems, from August 1988 to May 1999. He was Chief Financial Officer from August 1988 to May 1999, Treasurer from August 1988 to May 1993 and Secretary from May 1993 to May 1999. From March 1984 to August 1988, Mr. Etherington held various accounting and financial positions, including Chief Financial Officer, with American City Business Journals a publisher of weekly business newspapers.

  Jonathan K. Hustis has served as General Counsel and Corporate Secretary of MetaSolv since April 1997. He was appointed Vice President--Business Services of MetaSolv in August 1998. Mr. Hustis was at Texas Instruments where he worked in its Corporate Finance Group from November 1995 until April 1997 and as Manager--Business Services in its Information Technology Group (Advanced Information Management and Enterprise Solutions divisions) during September 1989 to November 1995. Mr. Hustis was with FoxMeyer Corporation as associate general counsel from August 1987 until September 1989. He was in private law practice in Dallas, Texas from November 1980 until August 1987.

  Joseph W. Pollard has served as Vice President-Sales of MetaSolv since February 1997. From July 1992 to February 1997, Mr. Pollard was the Director of Sales, South-Central Region and Director of Sales, International for Tivoli Systems, a provider of systems management software and Manager, International Sales and National Accounts, for Visual Information Technologies, a commercial Internet service provider.

  Dana R. Brown joined MetaSolv at its founding in July 1992 and since such time has served in various capacities. She has served as Vice President-Marketing of MetaSolv since August 1997. Ms. Brown was the business unit manager of MetaSolv's object-oriented component software group from August 1992 to March 1996 and the Director of Marketing from April 1996 to August 1997. From April 1989 to July 1992, Ms. Brown held various consulting positions with Texas Instruments, Advanced Information Management software division. From May 1987 to April 1989, Ms. Brown was a Management Information Systems Consultant with Arthur Andersen, a public accounting firm. Ms. Brown is the wife of Mr. Janicki, our President and Chief Executive Officer.

  Eleanor M. Luce has served as Vice President-Services of MetaSolv since February 1999. From February 1996 to February 1999, Ms. Luce was a Vice President of Professional Services at Sybase, a database software company. From June 1990 to February 1996, Ms. Luce was a Vice President at MCI Network Systems, a developer of network management systems.

  Glenda J. Akers has served as Vice President-Engineering of MetaSolv since March 1999. From September 1998 to March 1999, Ms. Akers was the Vice President of Engineering for WarpSpeed Communications, a developer of high-speed networking products. From March 1996 to March 1998, she was the Vice President of Server Engineering for Sybase, Inc., where she managed the engineering development for Sybase's core product, SQL Server. From February 1990 to March 1996, Ms. Akers was Director-Engineering for Network and Provisioning Systems at MCI Network Systems.

  John W. White been a member of MetaSolv's Board of Directors since December, 1998 and Chairman of the Board of Directors since August 1999. Mr. White was Vice President and Chief Information Officer for Compaq Computer, a developer and marketer of computer hardware and software, from February 1994 to October 1998, where he served as a member of the executive management team for Compaq, overseeing their worldwide information systems activities. Prior to February 1994, Mr. White was President of the Information Technology Group and Chief Information Officer for Texas Instruments. Mr. White serves as a director of Citrix, a provider of server-based computing solutions.

  David R. Semmel has been a member of MetaSolv's Board of Directors since January 1994. Mr. Semmel has been a member of the general partner of Kettle Partners, LP, a venture capital fund focusing on Internet and telecommunications investments since its inception in 1997. Mr. Semmel has been a principal of the general partner of Pangaea, LP, an equity hedge fund, since its inception in 1993. He has been the general partner of Pangaea Partners, LP, an investment partnership, since 1988.

  William N. Sick, Jr. co-founded MetaSolv and has been a member of MetaSolv's Board of Directors since July 1992. Mr. Sick is co-manager of the manager of Signature Capital, a venture capital firm, and Chairman, President and Chief Executive Officer of Business Resources International, Inc., a business services firm. He has held these positions since April 1997 and September 1989, respectively. He formerly was Chairman of Aware, Chief Executive Officer of American National Can Company and President of Texas Instruments Semiconductor Group.

  Adam Solomon has been a member of MetaSolv's Board of Directors since January 1994. Mr. Solomon has been Chairman of Shaker Investments, an investment management company, since October 1994. Mr. Solomon is also Chairman of Signature International, a specialized real estate investment fund. He is a former president and current board member of the New York Venture Capital Forum. Mr. Solomon is also a member of the Board of Directors of Global TeleSystems, a telecommunications company.

  John D. Thornton has been a member of MetaSolv's Board of Directors since June 1996. Mr. Thornton is a General Partner of Austin Ventures, a venture capital firm, where he has been employed since 1991. Mr. Thornton serves as a director of Vignette, a developer of Internet relationship management software, and Mission Critical Software, a developer of enterprise-scale Windows NT systems administration and management software products.

  Barry F. Eggers has been a member of MetaSolv's Board of Directors since June 1998. Mr. Eggers has been a general partner of Weiss, Peck & Greer Venture Partners since February 1997. Prior to joining Weiss, Peck & Greer Venture Partners, a venture capital firm, he served in several capacities at Cisco Systems, a worldwide leader in networking for the Internet, including Director of Business Development and Director of Field Operations for the company's ATM Business Unit.

Board of Directors

  We currently have authorized seven directors. Upon the completion of the offering, the terms of the office of the Board of Directors will be divided into three classes: Class I, whose term will expire at the annual meeting of the stockholders to be held in 2000; Class II, whose term will expire at the annual meeting of stockholders to be held in 2001; and Class III, whose term will expire at the annual meeting of stockholders to be held in 2002. The Class I directors are Mr. Solomon and Mr. Semmel, the Class II directors are Mr. Sick and Mr. Eggers and the Class III directors are Mr. White, Mr. Janicki and Mr. Thornton. At each annual meeting of stockholders after the initial classification, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. This classification of the Board of Directors may have the effect of delaying or preventing changes in control or management of MetaSolv. The officers serve at the discretion of the Board. Except for Ms. Brown and Mr. Janicki, there are no family relationships among the directors and officers of MetaSolv.

  Board Committees. The Compensation Committee consists of Messrs. Sick and Thornton. The Compensation Committee administers our stock plans and makes decisions concerning salaries and incentive compensation for our employees. The Audit Committee consists of Messrs. Thornton and Eggers. The Audit Committee makes recommendations to the Board of Directors regarding the selection of independent accountants, reviews the results and scope of audit and other services provided by our independent accountants and reviews and evaluates our audit and control functions.

Compensation Committee Interlocks and Insider Participation

  None of the members of the Compensation Committee is currently or has been, at any time since the formation of MetaSolv, an officer or employee of MetaSolv. No member of our Compensation Committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or Compensation Committee.

Director Compensation

  Non-employee directors receive $1,500 per meeting attended in person, and $200 per meeting attended in tele-conference. All directors are reimbursed for reasonable expenses incurred by them in attending board and committee meetings. In recognition for his services, we granted John W. White during 1998 an option to purchase 100,000 shares of our common stock at fair market value as of the date of the grant.

  Each non-employee director (other than venture capital investors and founders who hold our stock) who is or becomes a member of the board on or after the date of this offering will be granted an option to purchase up to 30,000 shares of our common stock (up to 10,000 shares for each year of his or her term) under the Long-Term Incentive Plan on the first annual meeting after this offering or, if later, on the date he or she is elected to the board. Each option will have an exercise price equal to the fair market value of our common stock on the date of grant and will have a term to be determined by the Compensation Committee and will generally terminate within a specified time, as defined in the Long-Term Incentive Plan, following the date the optionholder ceases to be a director. Each continuing non-employee director will receive an additional award of a formula option of up to 30,000 shares, upon each subsequent election to the board. Each option award will vest in equal annual installments over the term of the director.

Indemnification

  In June 1998, the board of directors, and in September 1999 the shareholders, authorized MetaSolv to enter into indemnification agreements with each of our directors and executive officers. The form of indemnity agreement provides that we will indemnify against any and all expenses of the director or executive officer who incurred such expenses because of his or her status as a director or executive officer, to the fullest extent permitted by Delaware law, our certificate of incorporation and our bylaws.

  Our certificate of incorporation and bylaws contain certain provisions relating to the limitation of liability and indemnification of directors and officers. The certificate of incorporation provides that our directors shall not be personally liable to MetaSolv or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability

  . for any breach of the director's duty of loyalty to MetaSolv or our stockholders;

  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . in respect of certain unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

  . for any transaction from which the director derives any improper personal benefit.

  The certificate of incorporation also provides that if the Delaware General Corporation Law is amended after the approval by our stockholders of the certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law. The foregoing provisions of the certificate of incorporation are not intended to limit the liability of directors or officers for any violation of applicable federal securities laws. In addition, as permitted by Section 145 of the Delaware General Corporation Law, our bylaws provide that

  . we are required to indemnify our directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law;

  . we may, in our discretion, indemnify other officers, employees and agents as provided by the Delaware General Corporation Law;

  . to the fullest extent permitted by the Delaware General Corporation Law, we are required to advance all expenses incurred by our directors and executive officers in connection with a legal proceeding (subject to certain exceptions);

  .  the rights conferred in the bylaws are not exclusive;

  . we are authorized to enter into indemnification agreements with our directors, officers, employees and agents; and

  . we may not retroactively amend the bylaws provisions relating to indemnity.

Executive Compensation

  The following table sets forth information with respect to compensation earned during 1998 by our current and former Chief Executive Officers and our three other highest-paid executive officers, collectively referred to as the Named Executive Officers:

                          Summary Compensation Table

                                                   Long-Term
                                                  Compensation
                             Annual Compensation     Awards
                             -------------------- ------------
                                                   Number of
                                                   Securities
                                                   Underlying       All Other
Name and Principal Position    Salary    Bonus      Options    Compensation (1)(2)
---------------------------  ---------- --------- ------------ -------------------
James P. Janicki.........    $  139,375 $  86,610   200,000           $9,390
 President and Chief
 Executive Officer
Michael J. Watters.......       116,041       --        --           380,633
 Former Chief Executive
 Officer
Jonathan K. Hustis.......       121,125    17,914   100,000            5,086
 Vice President --
  Business Services,
 General Counsel and
 Corporate Secretary
Dana R. Brown............       118,185    20,703   100,000            4,797
 Vice President --
  Marketing
Joseph W. Pollard........       110,000    82,516       --             7,484
 Vice President -- Sales

--------
(1) Represents contributions made by us to all of our Named Executive Officers (except for Michael J. Watters) under our 401(k)/profit sharing plan.

(2) Michael J. Watters resigned on November 2, 1998. All other compensation includes $160,000 in two lump sum severance payments and $10,633 in accrued vacation. In addition, under a severance agreement, we are paying Mr. Watters a continued salary of up to $210,000 for an 18-month period beginning November 1998, in monthly installments of $11,666.67. The full amount of these installment payments is included in this column.

  The following table sets forth each grant of stock options in 1998 to each of the Named Executive Officers. No stock appreciation rights were granted during such period.

                                                                                Potential Realizable
                                           Individual Grants                      Value at Assumed
                         ------------------------------------------------------   Annual Rates of
                          Number of                                                 Stock Price
                         Securities  Percent of Total                             Appreciation for
                         Underlying  Options Granted                              Option Term (4)
                           Options   to Employees in  Exercise Price Expiration --------------------
Name                     Granted (1)     1998(2)      (per share)(3)    Date       5%        10%
----                     ----------- ---------------- -------------- ---------- --------- ----------
James P. Janicki........   200,000         11.8%          $0.60       3/20/08   $  75,467 $  191,249
Michael J. Watters......       --           --              --            --          --         --
Jonathan K. Hustis......   100,000          5.9            0.60       3/20/08      37,734     95,625
Dana R. Brown...........   100,000          5.9            0.60       3/20/08      37,734     95,625
Joseph W. Pollard.......       --           --              --            --          --         --

                       Option Grants in Last Fiscal Year
--------
(1) Generally, most of the shares under the options listed in the table are immediately exercisable, but are subject to repurchase by us at the original exercise price paid per share upon the optionee's cessation of service prior to vesting in such shares. Typically, the repurchase right lapses and the optionee vests in 20% of the option shares upon completion of 12 months of service from the vesting start date, and in the balance in a series of equal annual installments over the next four years of service. Any option shares that are not immediately exercisable will vest and become exercisable 20% upon completion of 12 months of service from the vesting start date, with the balance vesting in a series of equal annual installments over the next four years of service. The option shares will vest upon the dissolution or liquidation of MetaSolv, or on certain reorganizations where there is no plan to convert or exchange the options into option shares of the surviving entity, unless our repurchase right with respect to the unvested option shares is transferred to the acquiring entity. Each of the options has a ten-year term, subject to earlier termination in the event of the optionee's cessation of service with us.

(2) Based upon options to purchase an aggregate of 1,698,300 shares of common stock granted to employees of MetaSolv in 1998 under the 1992 Stock Option Plan.

(3) The exercise price was equal to the fair market value of our common stock as valued by the board of directors on the date of grant. The fair market value of our common stock was estimated by the board of directors on the basis of the purchase price paid by investors for shares of our preferred stock (taking into account the liquidation preferences and other rights, privileges and preferences associated with the preferred stock) and an evaluation by the board of our revenues, operating history and prospects.

(4) The potential realizable value is calculated based on the term of the option at the time of grant (ten years). Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the estimated fair market value on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price. (See footnote (3) for information on how the fair market value of our common stock was estimated.)

  The following table sets forth for each of the Named Executive Officers options exercised during 1998 and the number and value of securities underlying unexercised options that are held by the Named Executive Officers as of December 31, 1998.

      Aggregated Option Exercises in 1998 and Year-End 1998 Option Values

                                                  Number of Securities    Value of Unexercised
                                                       Underlying                In-the-
                                                 Unexercised Options at     Money Options at
                                                  December 31, 1998(2)    December 31, 1998(3)
                                                 ------------------------ ---------------------
                           Shares
                          Acquired      Value
          Name           on Exercise Realized(1)   Vested     Unvested      Vested    Unvested
          ----           ----------- ----------- ----------- ------------ ---------- ----------
James P. Janicki........   100,000    $326,500       702,000     798,000  $2,265,230 $2,492,270
Michael J. Watters......       --          --            --          --          --         --
Jonathan K. Hustis......       --          --         20,000     180,000      63,300    543,200
Dana R. Brown...........       --          --         64,000     136,000     205,610    405,740
Joseph W. Pollard.......       --          --         56,000     224,000     177,240    708,960

--------
(1) Equal to the fair market value of the purchased shares on the option exercise date, less the exercise price paid for such shares.

(2) Some of the options are immediately exercisable, but any shares purchased under those options will be subject to repurchase by us, at the original exercise price paid per share, upon the optionee's cessation of service with us, before vesting in such shares. For those immediately exercisable options, the heading "Vested" refers to shares no longer subject to repurchase; the heading "Unvested" refers to shares subject to repurchase as of December 31, 1998. Those option shares that are not immediately exercisable will vest and become exercisable 20% upon completion of 12 months of service from the vesting start date, with the balance vesting in a series of equal annual installments over the next four years of service.

(3) Based on the fair market value of our common stock at the end of 1998 as determined by our board of directors, $3.50, less the exercise price payable for such shares. The fair market value of our common stock at the end of 1998 was estimated by the board of directors on the basis of the purchase price paid by investors for shares of our preferred stock (taking into account the liquidation preferences and other rights, privileges and preferences associated with the preferred stock) and an evaluation by the board of our revenues, operating history and prospects. The initial public offering price is higher than the estimated fair market value on December 31, 1998, and the value of unexercised options would be higher than the numbers shown in the table if the value were calculated by subtracting the exercise price from the initial public offering price.

Termination and Change of Control Arrangements

  On November 2, 1998, Michael J. Watters resigned from his employment with us. Under the terms of a severance agreement, we agreed to pay Mr. Watters two lump-sum payments in the aggregate amount of $160,000, plus $10,633 in accrued vacation. We also agreed to continue his salary for up to 18 months at the rate of $11,666.67 per month ($210,000 in total). Under certain circumstances the salary continuation period may end prior to the completion of 18 months. In addition to the foregoing payments, we agreed to continue and pay for Mr. Watters' health insurance coverage for the duration of the salary continuation period. In exchange for the payments to Mr. Watters, he released us from any claims he may have had against us and agreed that, for a period of 18 months, he would not become employed by any entity which competes against us, nor would he solicit any of our customers or employees.

  James P. Janicki, Jonathan K. Hustis and Dana R. Brown received options in 1998 to purchase shares of our common stock. Under the terms of their respective option agreements, they will be entitled to certain accelerated vesting if their employment is terminated, other than for cause, after a change of control. In the event their employment terminates after a change of control occurs, they will become immediately vested in all shares that otherwise would have vested following the date their employment terminates.

Employee Stock Plans

  Long-Term Incentive Plan

  On August 24, 1999, our board of directors adopted the Long-Term Incentive Plan, which is designed to enhance long-term profitability and stockholder value by offering common stock, common stock-based and other performance incentives to those employees, directors and consultants who are key to our growth and success. We also view the Long-Term Incentive Plan as a vehicle to attract and retain experienced employees and to align our employees' economic incentives with those of our stockholders. On August 24, 1999, our board also approved the merger of our 1992 Stock Option Plan into the Long-Term Incentive Plan, so that we now have one comprehensive stock-based incentive plan. Our stockholders also approved the Long-Term Incentive Plan.

  The Long-Term Incentive Plan is administered by the compensation committee of our board, which, has exclusive authority to grant awards under the Long-Term Incentive Plan and to make all interpretations and determinations affecting the Long-Term Incentive Plan. The compensation committee has the discretion to determine the individuals to whom awards are granted, the amount of each award, any applicable vesting schedule and other terms of any award. In no event, however, may an individual receive option grants under the Long-Term Incentive Plan for more than 1,000,000 shares of common stock in any calendar year.

  Participation in the Long-Term Incentive Plan is limited to our employees, consultants, advisors, independent contractors and directors. In addition, non-employee directors (other than venture capital investors and founders who hold our stock) automatically participate in the formula program. Awards under the Long-Term Incentive Plan may be in the form of stock options (including both incentive stock options that meet the requirements of Section 422 of the Internal Revenue Code and nonqualified stock options), stock awards, restricted stock grants, stock appreciation rights and performance awards (collectively, "Awards"). Awards in the form of stock options will be for an exercise price of not less than fair market value on the date of the option's grant. Any Award issued under the Long-Term Incentive Plan that is forfeited, expired, cancelled or terminated prior to exercise will again become available for grant under the Long-Term Incentive Plan.

  The Long-Term Incentive Plan also includes a directors' formula program. The formula program provides for the automatic grant of options to purchase shares of common stock to our non-employee directors (other than venture capital investors and founders who hold our stock). Pursuant to the terms of the formula program, each of these non-employee directors who is or becomes a member of the board on or after the date of this offering will be granted an option to purchase up to 30,000 shares of our common stock (up to 10,000 shares for each year of his or her term) under the Long-Term Incentive Plan on the first annual meeting after this offering or, if later, on the date he or she is elected to the board. The formula is subject to decrease at the board's discretion. Each option will have an exercise price equal to the fair market value of our common stock on the date of grant and will have a ten-year term, but will generally terminate within a specified time, as defined in the Long-Term Incentive Plan, following the date the optionholder ceases to be a director. Each continuing non-employee director will receive an additional award of a formula option of up to 30,000 shares, upon each subsequent election to the board. Each option award will vest in equal annual installments over the term of the director.

  The maximum number of shares of common stock which may be issued and awarded under the Long-Term Incentive Plan is 9,320,000 shares. That number will be increased as of each January 1 by 5% of our outstanding common stock. In the event of any stock dividend, stock split, recapitalization, merger, other change in our capitalization, or similar corporate transaction or event affecting the common stock, the compensation committee may make appropriate adjustments to the Awards. We also may accelerate the timing of the exercise of any Awards or cancel any Award and provide instead for the payment to the participant in cash of the economic value of the award at the time of cancellation. Our board may amend or terminate the Long-Term Incentive Plan at any time. If our board amends the Plan, it does not need to ask for stockholder approval unless applicable law requires it.

  As of September 30, 1999, there are options outstanding under the Long-Term Incentive Plan to purchase 6,726,680 shares of common stock at a weighted average price of $2.11 per share, of which 4,168,986 are currently exercisable.

  Employee Stock Purchase Plan

  Our Board of Directors adopted the Employee Stock Purchase Plan on August 24, 1999. Our stockholders also approved this plan. The Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code of 1986. We have reserved 600,000 shares of our common stock for issuance under the plan. That number will increase as of each January 1 by 1% of our outstanding common stock. The Employee Stock Purchase Plan will be administered by the compensation committee of our Board of Directors.

  All of our employees are eligible to participate in the Employee Stock Purchase Plan, if they are employed by us for more than 20 hours per week. Eligible employees may begin participating in the Employee Stock Purchase Plan at the start of any calendar year quarter.

  Our Employee Stock Purchase Plan permits each eligible employee to purchase common stock through payroll deductions. Each employee's payroll deductions may not exceed 15% of his or her cash compensation. Purchases of our common stock will occur on the last day of each calendar year quarter, based upon the amount deducted by the employee during that calendar year quarter. The value of the shares purchased in any calendar year by any one employee may not exceed $25,000.

  The price of each share of common stock purchased under our Employee Stock Purchase Plan will be equal to 85% of the lower of:

  . The fair market value per share of common stock on the first day of the applicable calendar year quarter, or

  . The fair market value per share of common stock on the purchase date (that is, on the last day of the calendar year quarter).

  Employees may end their participation in our Employee Stock Purchase Plan at any time. Participation ends automatically upon termination of employment with us. Our board may amend or terminate the Employee Stock Purchase Plan at any time. If our Board increases the number of shares of common stock reserved for issuance under the plan, it must seek shareholder approval.

                             CERTAIN TRANSACTIONS

Transactions with Directors and Officers

  In June 1998, we raised additional capital to finance our operations through the sale of 2,250,844 shares of Class C Preferred Stock to the following principal and affiliate stockholders for approximately $3.50 per share:

                                                                   Shares of
                                      Shares of                  Common Stock
                                       Class C       Aggregate   Issuable Upon
                                   Preferred Stock Consideration  Conversion
                                   --------------- ------------- -------------
Adam Solomon......................      139,616     $  488,656       139,616
Austin Ventures IV-A, L.P. .......      184,452        645,582       184,452
Austin Ventures IV-B, L.P. .......      386,978      1,354,423       386,978
CKS Family Trust..................       69,808        244,328        69,808
Joseph W. Pollard.................       20,000         70,000        20,000
Kettle Partners, L.P. ............      142,858        500,003       142,858
Pangaea Partners, L.P. ...........       92,844        324,954        92,844
WPG Enterprise Fund III, L.P. ....      735,064      2,572,724       735,064
WPG Information Sciences
 Entrepreneur Fund, L.P. .........       32,464        113,624        32,464
Weiss, Peck & Greer Venture
 Associates IV Cayman, L.P. ......      106,184        371,644       106,184
Weiss, Peck & Greer Venture
 Associates IV, L.P. .............      840,576      2,942,016       840,576
                                      ---------     ----------     ---------
  Total...........................    2,750,844     $9,627,954     2,250,844
                                      =========     ==========     =========

  The outstanding shares of Class A Preferred Stock, Class B Preferred Stock and Class C Preferred Stock will convert into Common Stock on a 1 to 1 basis upon the closing of this offering.

  In connection with this financing, Mr. Eggers became a member of our Board of Directors. Mr. Eggers is a general partner of Weiss, Peck & Greer Venture Partners, an affiliate of WPG Enterprise Fund III, L.P., Weiss, Peck & Greer Venture Associates IV, L.P., Weiss, Peck & Greer Venture Associates IV Cayman, L.P. and WPG Information Sciences Entrepreneur Fund, L.P.

  In December 1998, John W. White, a director of MetaSolv, was granted options to purchase 100,000 shares of MetaSolv Common Stock at an exercise price of $3.50 per share in connection with his appointment to the Board.

  In December 1998, we granted John Dirvin, an employee of Austin Ventures, options to purchase 30,000 shares of MetaSolv Common Stock at an exercise price of $3.50 per share in connection with consulting services rendered.

  In addition, we have granted options to our directors and executive officers. See "Management -- Option Grants in the Last Fiscal Year" and "Principal Stockholders."

  In addition, we have entered into Employment Agreements with certain Executive Officers. See "Management -- Termination and Change of Control Arrangements."

Indemnification and Limitation of Director and Officer Liability

  We have entered into an Indemnification Agreement with each of our executive officers and directors. See "Management -- Indemnification."

  We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future transactions, including loans between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of the board of directors, including a majority of the independent and disinterested outside directors on the board of directors, and will continue to be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information with respect to shares beneficially owned by (1) each person who is known by us to be the beneficial owner of more than five percent of our outstanding shares of common stock, (2) the Chief Executive Officer and each of our other executive officers named on the Summary Compensation Table; (3) each of our directors; and (4) all current directors and executive officers as a group. Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Under this rule, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares (for example, upon exercise of an option or warrant) within sixty (60) days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of such acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person's actual voting power at any particular date. The percentage of beneficial ownership for the following table is based on 28,278,366 shares of common stock outstanding as of September 30, 1999 assuming conversion of all preferred stock and 33,278,366 shares of common stock outstanding after the completion of this offering. Unless otherwise indicated, the address for each listed stockholder is: c/o MetaSolv Software, Inc., 5560 Tennyson Parkway, Plano, Texas 75024. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares of common stock indicated.

                                          Shares
                                       Beneficially Percent Beneficially
   5% Stockholders, Named Officers,       Owned             Owned
              Directors,               ------------ ------------------------
 and Directors and Executive Officers                 Before        After
              as a Group                  Number     Offering      Offering
 ------------------------------------  ------------ ----------    ----------
John D. Thornton......................   9,063,954        32.05%        27.24%
 Entities affiliated with Austin Ven-
 tures (1)
Michael J. Watters (2)................   4,580,000        16.20         13.76
William N. Sick, Jr. .................   6,057,586        21.42         18.20
 Business Resources International,
 Inc. (3)
Barry F. Eggers.......................   1,923,262         6.80          5.78
 Entities affiliated with Weiss, Peck
 & Greer (4)
James P. Janicki (5)..................   1,423,414         4.83          4.13
Dana R. Brown (5).....................   1,423,414         4.83          4.13
David R. Semmel (6)...................   1,276,594         4.51          3.84
Adam Solomon (7)......................   1,135,346         4.02          3.41
John W. White (8).....................     100,000            *             *
Joseph W. Pollard (9).................     426,912         1.50          1.28
Jonathan K. Hustis (10)...............     200,000            *             *
All directors and executive officers    22,807,408        73.66%        63.42%
 as a group (14 persons) (11).........

--------
*Less than 1%

(1) Includes 2,608,092 shares held by Austin Ventures IV-A, L.P., 5,470,998 shares held by Austin Ventures IV-B, L.P. and 984,864 shares held by Austin Ventures VI, L.P. Mr. Thornton, one of our directors, is a partner of AV Partners IV, L.P., which is the general partner of Austin Ventures IV-A, L.P. and Austin Ventures IV-B, L.P., and a general partner of AV Partners VI, L.P., which is the general partner of Austin Ventures VI, L.P. Mr. Thornton disclaims beneficial ownership of the shares held by Austin Ventures IV-A, L.P., Austin Ventures IV-B, L.P. and Austin Ventures VI, L.P., except to the extent of his pecuniary interest therein arising from his partnership interest in AV Partners IV, L.P. and AV Partners VI, L.P., as the case may be.

(2) Includes 458,000 shares held by The Watter's Children Trust, 780,000 shares held by Mike and Carole Watters Charitable Remainder Trust and 3,342,000 shares held by MCDA International Partnership, Ltd.

(3) Includes 3,344,000 shares held by Business Resources International, Inc., 304,000 shares held by Jill Melanie Sick 1991 Trust, 304,000 shares held by David Louis Sick 1991 Trust, 152,000 shares held by Louis Pitchlyn Williams 1992 Trust and 22,414 shares held by Jill M. Sick.

(4) Includes 824,672 shares held by WPG Enterprise Fund III, L.L.C., 943,036 shares held by Weiss, Peck & Greer Venture Associates IV, L.L.C., 119,120 shares held by Weiss, Peck & Greer Venture Associates IV Cayman, L.P. and 36,434 shares held by WPG Information Sciences Entrepreneur Fund, L.P. Mr. Eggers, one of our directors, is a Managing Member of WPG VC Fund Adviser, L.L.C., which is the Fund Investment Advisory Member of WPG Enterprise Fund III, L.L.C. and Weiss, Peck & Greer Venture Associates IV, L.L.C., is the general partner of WPG Information Sciences Entrepreneur Fund, L.P. and is a general partner of Weiss, Peck & Greer Venture Associates IV Cayman, L.P. Mr. Eggers disclaims any beneficial ownership of the shares held by these funds, except to the extent of his pecuniary interests therein.

(5) Represents (i) 221,270 shares held of record by Mr. Janicki and Ms. Brown, joint tenants, (ii) 1,060,144 shares subject to stock options held by Mr. Janicki that are exercisable within 60 days of September 30, 1999 and
    (iii) 142,000 shares subject to stock options held by Ms. Brown that are exercisable within 60 days of September 30, 1999.

(6) Includes 242,858 shares held by Kettle Partners, L.P. and 331,116 shares held by Pangaea Partners, L.P. Mr. Semmel, one of our directors, is a member of Moraine, L.L.C., the general partner of Kettle Partners, L.P., and is the sole general partner of Pangaea Partners, L.P. Mr. Semmel disclaims beneficial ownership of all shares held by Kettle Partners, L.P., except to the extent of his pecuniary interest, and all shares held by Pangaea Partners, L.P.

(7) Includes 471,088 shares held by CKS Family Trust and 123,362 shares held by Anthony M. Solomon-1990 Trust.

(8) Consists of 100,000 shares subject to stock options held by Mr. White that are exercisable within 60 days of September 30, 1999.

(9) Includes 117,232 shares subject to stock options held by Mr. Pollard that are exercisable within 60 days of September 30, 1999.

(10) Includes 100,000 shares subject to stock options held by Mr. Hustis that are exercisable within 60 days of September 30, 1999.

(11) Includes 2,684,286 shares subject to stock options that are exercisable within 60 days of September 30, 1999.

                         DESCRIPTION OF CAPITAL STOCK

  On the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.005 par value, and 10,000,000 shares of preferred stock, $0.005 par value.

Common Stock

  As of September 30, 1999, there were 12,033,060 shares of common stock outstanding that were held of record by approximately 85 stockholders. As of September 30, 1999 there were 6,766,680 shares of common stock subject to outstanding options, of which options to purchase 4,168,986 shares are currently exercisable. There will be 33,278,366 shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment option and assuming no exercise after September 30, 1999, of outstanding options or warrants) after giving effect to the sale of the shares of common stock to the public in this offering and the automatic conversion of our preferred stock into common stock on a one-for-one basis. The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for the payment of dividends. In the event of the liquidation, dissolution, or winding up of MetaSolv, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued on completion of this offering will be fully paid and nonassessable.

Preferred Stock

  On the closing of this offering, 10,000,000 shares of preferred stock will be authorized and no shares will be outstanding. The board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of MetaSolv without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any of the preferred stock.

Anti-takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware Law

  Certificate of Incorporation and Bylaws. Our amended and restated certificate of incorporation to be effective on the closing of this offering provides that the board of directors will be divided into three classes of directors, with each class serving a staggered three-year term. The classification system of electing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of MetaSolv and may maintain the incumbency of the board of directors, as the classification of the board of directors generally increases the difficulty of replacing a majority of the directors. The amended and restated certificate of incorporation also provides that, effective on the closing of this offering, all stockholder actions must be effected at a duly called meeting and not by a consent in writing. Further, provisions of the bylaws and the amended and restated certificate of incorporation provide that the stockholders may amend the bylaws or certain provisions of the amended and restated certificate of incorporation only with the affirmative vote of 75% of our capital stock. These provisions of the amended and restated certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of MetaSolv. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of MetaSolv. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management. See "Risk Factors--We Have Various Mechanisms in Place to Discourage Takeover Attempts."

  Delaware Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law, or DGCL Section 203, which regulates corporate acquisitions. DGCL Section 203 prevents certain Delaware corporations, including those whose securities are listed on the Nasdaq National Market, from engaging, under certain circumstances in a "business combination" with any "interested stockholder" for three years following the date that such stockholder became an interested stockholder. For purposes of DGCL Section 203, a "business combination" includes, among other things, a merger or consolidation involving MetaSolv and the interested stockholder and the sale of 10% or more of our assets. In general, DGCL Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may "opt out" of DGCL Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation's outstanding voting shares. We have not "opted out" of the provisions of DGCL Section 203.

Registration Rights

  After this offering, the holders of approximately 20,437,306 shares of common stock or rights to acquire such shares will be entitled to rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreement between us and the holders of such registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such common stock in the registration. Additionally, such holders are also entitled to demand registration rights, pursuant to which they may require us on up to two occasions to file a registration statement under the Securities Act at our expense with respect to their shares of common stock, and we are required to use all reasonable efforts to effect such registration. Further, holders may require us to file an unlimited number of additional registration statements on Form S-3 at our expense. All of these registration rights terminate after four (4) years following the consummation of our initial public offering are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested registration within 180 days following an offering of our securities, including the offering made by this prospectus.

Transfer Agent and Registrar

  The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services, L.L.C. and its telephone number is (214) 965-2235.

                        SHARES ELIGIBLE FOR FUTURE SALE

  On completion of this offering, we will have 33,278,366 shares of common stock outstanding, assuming no exercise of the underwriters" over-allotment option and no exercise of options after September 30, 1999. Of these shares, the 5,000,000 sold in this offering and 389,360 shares issued prior to this offering will be available for immediate sale in the public market as of the date of this prospectus; provided, however, that if shares are purchased by "affiliates" as that term is defined in Rule 144, their sales of shares would be subject to certain restrictions and limitations that are described below. Approximately 413,933 additional shares will be available for sale in the public market 90 days after the offering, subject to compliance with the volume and other limitations of Rule 144. Approximately 26,333,036 additional shares will be available for sale in the public market following the expiration of 180-day lockup agreements with representatives of the underwriters, subject in some cases to compliance with the volume and other limitations of Rule 144. The table below sets forth the approximate number of shares eligible for future sale after giving effect to the lock-up and the holding requirements under Rule 144.

   Days after Date of       Approximate Shares
    this Prospectus      Eligible for Future Sale Comment
   ------------------    ------------------------ -------
On Effectiveness........         5,389,360         Freely tradable shares sold in offering; shares
                                                   salable under Rule 144
90 Days.................           413,933         Shares salable under Rule 144; vested options
                                                   for shares salable under Rule 701
180 Days................        26,333,036         Lock-up released; shares and vested options for
                                                   shares salable under Rule 144, 144(k) or 701
Thereafter..............         1,756,638        Restricted securities held for one year or less

  In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned shares for at least one year is entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of shares that does not exceed the greater of (a) 1% of the then outstanding shares of common stock which will be approximately 333,000 shares immediately after the offering, or (b) the average weekly trading volume during the four calendar weeks preceding such sale, subject to manner of sale requirements, and depending on the amount sold, the filing of a Form 144 with respect to such sale. A person or persons whose shares are aggregated who is not deemed to have been an affiliate of MetaSolv at any time during the 90 days immediately preceding the sale who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. Persons deemed to be affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

  We are unable to estimate the number of shares that will be sold under Rule144, since this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. Prior to this offering, there has been no public market for the common stock, and there can be no assurance that a significant public market for the common stock will develop or be sustained after the offering. Any future sale of substantial amounts of the common stock in the open market may adversely affect the market price of the common stock in this offering.

  We, our directors, executive officers and other stockholders, holding an
aggregate of approximately     common shares or rights to acquire the shares,
have agreed pursuant to the Underwriting Agreement and other agreements that we and they will not sell any common stock without the prior consent of Morgan Stanley & Co. Incorporated for a period of 180 days from the date of this prospectus, except that we may, without such consent, grant options and sell shares pursuant to our stock plans. Morgan Stanley & Co. Incorporated may, in its sole discretion, choose to release any or all of these shares from such restrictions at any time.

  Any of our employees or consultants who purchased shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits nonaffiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this prospectus. As of the date of this prospectus, the holders of options
exercisable into approximately     shares of common stock will be eligible to
sell their shares on the expiration of the 180-day lockup period, or subject in certain cases to vesting of such options.

  We intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock issued or reserved for issuance under our stock plans within 180 days after the date of this prospectus, thus permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act. We intend to register these shares on Form S-8, along with options that have not been issued under our stock plans as of the date of this prospectus.

  In addition, after this offering, the holders of approximately 20,437,306 shares of common stock will be entitled to certain rights with respect to registration of such shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares, except for shares purchased by affiliates of MetaSolv, becoming freely tradable without restriction under the Securities Act immediately on the effectiveness of such registration. See "Description of Capital Stock--Registration Rights."

                                 UNDERWRITERS

  Under the terms and subject to the conditions contained in the underwriting agreement dated the date hereof, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, BancBoston Robertson Stephens Inc. and Jefferies & Company, Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them an aggregate of 5,000,000 shares of common stock. The number of shares of common stock that each underwriter has agreed to purchase is set forth opposite its name below:

                                                                       Number of
         Name                                                           Shares
         ----                                                          ---------
   Morgan Stanley & Co. Incorporated..................................
   BancBoston Robertson Stephens Inc..................................
   Jefferies & Company, Inc...........................................


                                                                       ---------
     Total............................................................ 5,000,000
                                                                       =========

  The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock in this offering are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock in this offering, other than those covered by the over-allotment option described below, if any such shares are taken.

  The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a
concession not in excess of $.    a share under the public offering price. Any
underwriters may allow, and such dealers may reallow, a concession not in
excess of $.    a share to other underwriters or to certain other dealers.
After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

  Pursuant to the underwriting agreement, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 750,000 additional shares of common stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with this offering. To the extent such option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of common stock as the number set forth next to such underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table. If the underwriter's over-allotment option is exercised in full, the total price to public would be
$   , the total underwriters' discounts and commissions would be $    and the
total proceeds to us would be $    before deducting estimated offering
expenses of $   .

  At our request, the underwriters have reserved up to     shares of common
stock to be sold in this offering, at the public offering price, to our directors, officers, employees, business associates and related persons.

The number of shares of common stock available for sale to the general public will be reduced to the extent such individuals purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares.

  We, the directors, officers and certain other of our stockholders have each agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 180 days after the date of this prospectus, we will not, directly or indirectly:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (whether such shares or any such securities are then owned by such person or are thereafter acquired directly from us); or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Morgan Stanley & Co. Incorporated may in its sole discretion choose to release any or all of these shares from these restrictions at any time.

  The restrictions described in the previous paragraph do not apply to:

  . the sale to the underwriters of the shares of common stock under the underwriting agreement;

  . the issuance by MetaSolv of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus which is described in the prospectus;

  . transactions by any person other than MetaSolv relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares of common stock; or

  . issuances of shares of common stock or options to purchase shares of common stock pursuant to our employee benefit plans as in existence on the date of the prospectus and consistent with past practices.

  The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

  We have submitted an application to have our common stock approved for quotation on the Nasdaq National Market under the symbol "MSLV."

  In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering if the syndicate repurchases previously distributed shares of common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

  We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Pricing of the Offering

  Prior to this offering, there has been no public market for the shares of common stock. Consequently, the public offering price for the shares of common stock will be determined by negotiations between MetaSolv and the representatives of the underwriters. Among the factors considered in determining the public offering price were our record of operations, our current financial position and future prospects, the experience of our management, our sales, earnings and other financial and operating information in recent periods, the price-earnings ratios, price-sales ratios, market prices of securities and financial and operating information of companies engaged in activities similar to ours.

                                 LEGAL MATTERS

  The validity of the issuance of the common stock issued in this offering will be passed upon for us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Austin, Texas and for the underwriters by Davis Polk & Wardwell, New York, New York.

                             CHANGE IN ACCOUNTANTS

  Arthur Andersen LLP was previously the principal accountants for MetaSolv Software, Inc. On October 17, 1997, that firm's appointment as principal accountants was terminated and KPMG LLP was engaged as principal accountants. The decision to change accountants was approved by the board of directors.

  During 1997, through October 17, 1997, there were no disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement. A letter from Arthur Andersen LLP is filed as an exhibit hereto.

                                    EXPERTS

  The financial statements and schedule of MetaSolv Software, Inc. as of December 31, 1997 and December 31, 1998, and for each of the years in the three-year period ended December 31, 1998, have been included in this prospectus in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the common stock to be issued in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and the common stock issued in this offering, reference is made to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily complete. Each statement in this prospectus relating to a contract or document filed as an exhibit to the registration statement is qualified in all respects by the contents of the exhibit. The registration statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission. The Securities and Exchange Commission maintains a Web site that contains report, proxy and information statement and other information regarding registrants who, like us, file electronically with it.

  We intend to provide our stockholders with annual reports containing consolidated financial statements audited by an independent public accounting firm and quarterly reports containing unaudited consolidated financial data for the first three quarters of each year.

                         INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report................................................ F-2

Balance Sheets.............................................................. F-3

Statements of Operations.................................................... F-4

Statements of Stockholders' Equity.......................................... F-5

Statements of Cash Flows.................................................... F-6

Notes to Financial Statements............................................... F-7

                         Independent Auditors' Report

The Board of Directors
MetaSolv Software, Inc.:

  We have audited the accompanying balance sheets of MetaSolv Software, Inc. as of December 31, 1997 and 1998, and the related statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                          KPMG LLP

Dallas, Texas
February 26, 1999

                            METASOLV SOFTWARE, INC.

                                 Balance Sheets
                (in thousands, except share and per share data)

                                                           September 30, 1999
                                           December 31,        (unaudited)
                                          ---------------  --------------------
                                           1997    1998    Actual    Pro Forma
                                          ------- -------  -------  -----------
                 Assets                                             (note 1(n))
Current assets:
  Cash and cash equivalents.............  $ 3,639 $ 7,984  $12,404      $12,404
  Restricted cash.......................      689     --       --           --
  Trade accounts receivable, less
   allowance for doubtful accounts of
   $90 in 1997, $600 in 1998 and $1,750
   in 1999..............................    2,028  11,078   13,361       13,361
  Unbilled receivables..................      897     957    3,508        3,508
  Prepaid expenses......................      167     859      903          903
  Other current assets..................      319     818    1,272        1,272
                                          ------- -------  -------  -----------
    Total current assets................    7,739  21,696   31,448       31,448
Equipment, furniture and fixtures, net..    2,205   4,738    5,433        5,433
Other assets............................       18      93       91           91
                                          ------- -------  -------  -----------
    Total assets........................  $ 9,962 $26,527  $36,972  $    36,972
                                          ======= =======  =======  ===========
  Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable......................  $   381 $ 2,216  $ 2,090  $     2,090
  Accrued expenses......................    1,990   7,071    8,344        8,344
  Deferred revenue......................    2,882   2,648    8,721        8,721
  Note payable..........................       93     --     1,762        1,762
                                          ------- -------  -------  -----------
    Total current liabilities...........    5,346  11,935   20,917       20,917
Deferred income taxes ..................       67     156      188          188
Class B redeemable convertible preferred
 stock, $.0025 par value; 6,738,160
 shares authorized, issued and
 outstanding at December 31, 1997 and
 1998 and September 30, 1999; no shares
 authorized, issued or outstanding, pro
 forma..................................    2,610   2,610    2,610          --
Class C redeemable convertible preferred
 stock, $.50 par value; 2,857,146 shares
 authorized, issued and outstanding at
 December 31, 1998 and September 30,
 1999; no shares authorized, issued or
 outstanding, pro forma.................      --   10,000   10,000          --
Stockholders' equity:
  Class A convertible preferred stock,
   $.0025 par value; 6,650,000 shares
   authorized, issued and outstanding at
   December 31, 1997 and 1998, and
   September 30, 1999 (liquidation value
   $1,750); no shares authorized, issued
   or outstanding, pro forma............       18      18       18          --
  Preferred stock, $.01 par value, no
   shares authorized, issued or
   outstanding, actual; 10,000,000
   shares authorized pro forma, no
   shares issued or outstanding, pro
   forma................................      --      --       --           --
  Common stock, $.01 par value,
   46,000,000 shares authorized,
   11,409,360 and 11,646,580 shares
   issued and outstanding at December
   31, 1997 and 1998, respectively and
   12,057,060 shares issued at September
   30, 1999; 100,000,000 shares
   authorized, 28,302,366 shares issued,
   pro forma............................       57      58       60          141
  Additional paid-in capital............    1,818   1,890    2,134       14,681
  Treasury stock--at cost, 24,000 shares
   at September 30, 1999................      --      --       (14)         (14)
  Retained earnings (deficit)...........       46    (140)   1,059        1,059
                                          ------- -------  -------  -----------
    Total stockholders' equity..........    1,939   1,826    3,257       15,867
                                          ------- -------  -------  -----------
Commitments and contingencies
    Total liabilities and stockholders'
     equity.............................  $ 9,962 $26,527  $36,972  $    36,972
                                          ======= =======  =======  ===========

                See accompanying notes to financial statements.

                            METASOLV SOFTWARE, INC.

                            Statements of Operations
                       (in thousands, except share data)

                                                             Nine months ended
                                                               September 30,
                                   Year ended December 31,      (unaudited)
                                  -------------------------  -----------------
                                    1996    1997     1998      1998      1999
                                  -------- ------- --------  --------  --------
Revenues:
  License.......................  $  1,895 $ 5,262 $ 23,432  $ 13,225  $ 27,202
  Service.......................     1,927   4,037   19,144    12,645    23,783
                                  -------- ------- --------  --------  --------
    Total revenues..............     3,822   9,299   42,576    25,870    50,985
                                  -------- ------- --------  --------  --------
Cost of revenues:
  License.......................        69     223    1,298       842     1,262
  Service.......................       568   2,359   14,803     9,722    18,293
                                  -------- ------- --------  --------  --------
    Total cost of revenues......       637   2,582   16,101    10,564    19,555
                                  -------- ------- --------  --------  --------
    Gross profit................     3,185   6,717   26,475    15,306    31,430
                                  -------- ------- --------  --------  --------
Operating expenses:
  Research and development......       945   2,367   10,170     7,272    12,017
  Sales and marketing...........     1,006   2,996   11,634     7,098     9,940
  General and administrative....       653   1,289    5,179     3,118     7,471
                                  -------- ------- --------  --------  --------
    Total operating expenses....     2,604   6,652   26,983    17,488    29,428
                                  -------- ------- --------  --------  --------
Income (loss) from operations...       581      65     (508)   (2,182)    2,002
Interest and other income, net..        67     115      298       236        87
                                  -------- ------- --------  --------  --------
Income (loss) before taxes......       648     180     (210)   (1,946)    2,089
Income tax expense (benefit)....       --       60      (24)     (223)      890
                                  -------- ------- --------  --------  --------
Net income (loss)...............  $    648 $   120 $   (186) $ (1,723) $  1,199
                                  ======== ======= ========  ========  ========
Earnings (loss) per share of
 common stock:
  Basic.........................  $   0.06 $  0.01 $  (0.02) $  (0.15) $   0.10
                                  ======== ======= ========  ========  ========
  Diluted.......................  $   0.03 $  0.00 $  (0.02) $  (0.15) $   0.04
                                  ======== ======= ========  ========  ========


                See accompanying notes to financial statements.

                            METASOLV SOFTWARE, INC.

                       Statements of Stockholders' Equity
                       (in thousands, except share data)

                          Preferred stock     Common stock    Treasury stock    Additional Retained
                         ------------------ ----------------- ----------------   paid-in   earnings
                           Shares    Amount   Shares   Amount Shares   Amount    capital   (deficit)  Total
                         ----------  ------ ---------- ------ -------- -------  ---------- --------- -------
Balance, December 31,
 1995...................  6,650,000   $18   11,400,200  $ 57       --   $   --   $ 1,816    $ (722)  $ 1,169
 Exercise of stock
  options...............        --    --         9,000   --        --      --          2       --          2
 Net income.............        --    --           --    --        --      --        --        648       648
                         ----------   ---   ----------  ----  --------  ------   -------    ------   -------
Balance, December 31,
 1996...................  6,650,000    18   11,409,200    57       --      --      1,818       (74)    1,819
 Exercise of stock
  options...............        --    --           160   --        --      --        --        --        --
 Net income.............        --    --           --    --        --      --        --        120       120
                         ----------   ---   ----------  ----  --------  ------   -------    ------   -------
Balance, December 31,
 1997...................  6,650,000    18   11,409,360    57       --      --      1,818        46     1,939
 Exercise of stock
  options...............        --    --       237,220     1       --      --         72       --         73
 Net loss...............        --    --           --    --        --      --        --       (186)     (186)
                         ----------   ---   ----------  ----  --------  ------   -------    ------   -------
Balance, December 31,
 1998...................  6,650,000    18   11,646,580    58       --      --      1,890      (140)    1,826
 Exercise of stock
  options, unaudited....        --    --       410,480     2       --      --        244       --        246
 Purchase of stock
  (unaudited)...........                                        24,000     (14)                          (14)
 Net income
  (unaudited)...........        --    --           --    --        --      --        --      1,199     1,199
                         ----------   ---   ----------  ----  --------  ------   -------    ------   -------
Balance, September 30,
 1999 (unaudited).......  6,650,000    18   12,057,060    60    24,000     (14)    2,134    $1,059     3,257
 Pro forma conversion of
  Class A, B, and C
  preferred stock
  (unaudited)........... (6,650,000)  (18)  16,245,306    81       --      --     12,547       --     12,610
                         ----------   ---   ----------  ----  --------  ------   -------    ------   -------
Pro forma balance
 September 30, 1999
 (unaudited)............        --    $--   28,302,366  $141    24,000  $  (14)  $14,681    $1,059   $15,867
                         ==========   ===   ==========  ====  ========  ======   =======    ======   =======




                See accompanying notes to financial statements.

                            METASOLV SOFTWARE, INC.

                            Statements of Cash Flows
                                 (in thousands)

                                                           Nine months ended
                                                             September 30,
                               Year ended December 31,        (unaudited)
                              ---------------------------  -----------------
                                1996     1997      1998      1998      1999
                              --------  -------  --------  --------  --------
Cash flows from operating
 activities:
  Net income (loss).........  $    648  $   120  $   (186) $ (1,723) $  1,199
  Adjustments to reconcile
   net income (loss) to net
   cash provided by (used
   in) operating activities:
    Depreciation and
     amortization...........       113      293       763       516     1,079
    Loss on asset disposal..       --       --        --        --        130
    Deferred tax expense
     (benefit)..............       --        35      (498)     (393)     (261)
    Changes in operating
     assets and liabilities:
      Restricted cash.......      (335)    (353)      689       (15)      --
      Trade accounts
       receivable, net......    (1,108)    (363)   (9,050)   (3,712)   (2,283)
      Unbilled receivables..       --      (897)      (60)   (1,559)   (2,551)
      Other assets..........        16     (408)     (679)   (2,360)     (203)
      Accounts payable and
       accrued expenses.....       404    1,740     6,916     3,780     1,147
      Deferred revenue......     1,105    1,708      (234)       70     6,073
                              --------  -------  --------  --------  --------
        Net cash provided by
         (used in) operating
         activities.........       843    1,875    (2,339)   (5,396)    4,330
                              --------  -------  --------  --------  --------
Cash flows from investing
 activities:
  Purchases of equipment,
   furniture and fixtures...      (665)  (1,682)   (3,296)   (2,625)   (1,904)
  Purchase of marketable
   securities...............      (771)     --        --        --        --
  Sale of marketable
   securities...............       764      260       --        --        --
                              --------  -------  --------  --------  --------
        Net cash used in
         investing
         activities.........      (672)  (1,422)   (3,296)   (2,625)   (1,904)
                              --------  -------  --------  --------  --------
Cash flows from financing
 activities:
  Proceeds from sale of
   redeemable preferred
   stock....................     2,475      110    10,000    10,000       --
  Borrowings from bank......       --        93     1,000     1,000     1,866
  Payments on debt..........       --       --     (1,093)   (1,093)     (104)
  Proceeds from issuance of
   common stock.............         2      --         73        27       246
  Purchase of treasury
   stock....................       --       --        --        --        (14)
                              --------  -------  --------  --------  --------
        Net cash provided by
         financing
         activities.........     2,477      203     9,980     9,934     1,994
                              --------  -------  --------  --------  --------
Increase in cash and cash
 equivalents................     2,648      656     4,345     1,913     4,420
Cash and cash equivalents,
 beginning of year..........       335    2,983     3,639     3,639     7,984
                              --------  -------  --------  --------  --------
Cash and cash equivalents,
 end of year................  $  2,983  $ 3,639  $  7,984  $  5,552  $ 12,404
                              ========  =======  ========  ========  ========
Supplemental disclosures of
 cash flow information--Cash
 paid during the year for:
  Interest..................  $    --   $     7  $     26  $     26  $    109
                              ========  =======  ========  ========  ========
  Income taxes..............  $    --   $     7  $     33  $     33  $    868
                              ========  =======  ========  ========  ========

                See accompanying notes to financial statements.

                            METASOLV SOFTWARE, INC.

                         NOTES TO FINANCIAL STATEMENTS

    Years ended December 31, 1996, 1997 and 1998, and the nine months ended
                            September 30, 1999

 (Information as of September 30, 1999 and for the nine months ended September
                     30, 1998 and 1999 are unaudited)

1) Organization and Summary of Significant Accounting Policies

  MetaSolv Software, Inc. (the "Company"), a Delaware corporation headquartered in Plano, Texas, develops, delivers and supports order management and service provisioning solutions, or O&P solutions, for next-generation telecommunications service providers. The Company's Telecom Business Solution, or TBS, software is a comprehensive O&P solution that encompasses all of the functions necessary to fulfill customer requests for telecommunications services. The Company's TBS software is licensed to different types of telecommunications service providers including competitive local exchange carriers, or CLECs, broadband backbone providers, incumbent local exchange providers, long distance providers and new data CLECs.

 a) Revenue Recognition

  The Company's software products are licensed to customers through the Company's direct sales force. Software license revenue is generally recognized when the following criteria have been met: (a) a written contract for the license of software has been executed, (b) the Company has delivered the product to the customer, (c) the license fee is fixed or determinable, and (d) collectibility of the resulting receivable is deemed probable. Revenue on maintenance contracts is recognized ratably over the contract period. Revenue for implementation training and other services is generally recognized as the service is performed.

  The Company is frequently engaged to provide consulting and implementation services in connection with the licensing of its software. In situations where such services include significant modification or customization of the software or are otherwise essential to the functionality of the software, revenue relating to the software license and services are aggregated and the combined revenues are recognized using the percentage-of-completion method. Revenue earned on the percentage-of-completion method is based on management's estimate of progress towards completion. Changes to estimates of progress towards completion, if any, are accounted for as a change in estimate in the period of the change. Of total deferred revenues, $1,584,515 as of December 31, 1997 represent billings in excess of costs and related profits on certain contracts accounted for under the percentage-of-completion method. Of total unbilled receivables, $897,091 and $335,000 as of December 31, 1997 and 1998, respectively, represent costs and related profits in excess of billings on contracts accounted for under the percentage-of-completion method.

  Accounts receivable include amounts due from customers for which revenue has been recognized. Deferred revenue includes amounts received from customers for which revenue has not been recognized.

  In October 1997, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 97-2, "Software Revenue Recognition." Effective January 1, 1998, the Company adopted SOP 97-2. SOP 97-2 generally requires revenue recognized from software arrangements to be allocated to each element of the arrangement based on the relative fair values of the elements, such as software products, consulting, education services, installation or post-contract customer support. Fair values are based upon vendor specific objective evidence ("VSOE"). If evidence of fair value for each element of the arrangement does not exist, all revenue from the arrangement is deferred until such time that evidence of fair value does exist, or until all elements of the arrangement are delivered.

  In February 1998, AcSEC issued SOP 98-4, "Deferral of the Effective Date of SOP 97-2." The SOP defers the effective date for applying the provisions regarding VSOE of fair value until the AcSEC can reconsider what constitutes such VSOE. There was no material change to the Company's accounting for revenues as a result of the adoption of SOP 98-4.

                         METASOLV SOFTWARE, INC.

    Years ended December 31, 1996, 1997 and 1998, and the nine months ended
                            September 30, 1999

   (Information as of September 30, 1999 and for the nine months ended

                September 30, 1998 and 1999 are unaudited)


  In December 1998, AcSEC issued SOP 98-9, "Software Revenue Recognition, with Respect to Certain Arrangements," which requires recognition of revenue using the "residual method" in a multiple element arrangement when fair value does not exist for one or more of the delivered elements in the arrangement. Under the "residual method," the total fair value of the undelivered elements is deferred and subsequently recognized in accordance with SOP 97-2. There was no material change to the Company's accounting for revenues as a result of the adoption of SOP 98-9.

  b) Cash and Cash Equivalents

  Cash equivalents consist of investments in an interest-bearing money market account with an average maturity of three months or less. For purposes of the statements of cash flows, the Company considers all highly liquid investments with remaining maturity of three months or less at the date of purchase to be cash equivalents.

  c) Restricted Cash

  Restricted cash consisted of cash deposited and held in escrow related to a license agreement. The restrictions were lifted during 1998 upon the customer's acceptance of the software.

  d) Equipment, Furniture, and Fixtures

  Equipment, furniture, and fixtures are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to twelve years.

  e) Fair Value of Financial Instruments

  The carrying values of cash equivalents, accounts receivable and accounts payable approximate fair value due to their short maturities. The note payable bears interest at a floating market rate and, therefore, its carrying value approximates fair value.

  f) Research and Development Costs

  Research and development costs incurred prior to the establishment of technological feasibility of the product are expensed as incurred. After technological feasibility is established, any additional software development costs would be capitalized in accordance with SFAS No. 86. Through September 30, 1999, the Company believes its process for developing software was essentially completed concurrently with the establishment of technological feasibility and, accordingly, no software development costs have been capitalized to date.

  During 1996, the Company entered into customer-funded development arrangements with two customers in order to expedite the development of certain planned enhancements to the company's software. The proceeds from these arrangements, $1,243,044 in 1996 and $2,246,401 in 1997, were recorded as an offset against research and development expenses.

  g) Accounting for Impairment of Long-Lived Assets

  The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairments to be recognized are measured by the

                         METASOLV SOFTWARE, INC.

    Years ended December 31, 1996, 1997 and 1998, and the nine months ended
                            September 30, 1999

   (Information as of September 30, 1999 and for the nine months ended

                September 30, 1998 and 1999 are unaudited)

amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying amount or fair value less cost to sell.

  h) Income Taxes

  Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is reflected in income tax expense in the period that includes the enactment date.

  i) Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  j) Stock Option Plan

  The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would be recorded only if the fair value of the underlying stock exceeded its exercise price on the date of grant.

  k) Comprehensive Income

  On January 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. The statement requires additional disclosures in the financial statements, but does not affect the Company's financial position or results of operations. Net income
(loss) as reported in the statements of operations is the Company's only component of comprehensive income during all periods presented.

  l) Earnings (Loss) Per Share

  Earnings (loss) per share of common stock is presented in accordance with the provisions of SFAS No. 128, Earnings Per Share. Under SFAS No. 128, basic earnings (loss) per share excludes dilution for potentially dilutive securities and is computed by dividing income or loss available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Potentially dilutive securities are excluded from the computation of diluted earnings/loss per share when their inclusion would be antidilutive.

  m) Unaudited Interim Consolidated Financial Statements

  The accompanying unaudited interim consolidated financial statements as of September 30, 1999, and for the nine months ended September 30, 1998 and 1999, have been prepared in accordance with generally accepted accounting principles. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation have been included.

                         METASOLV SOFTWARE, INC.

    Years ended December 31, 1996, 1997 and 1998, and the nine months ended
                            September 30, 1999

   (Information as of September 30, 1999 and for the nine months ended

                September 30, 1998 and 1999 are unaudited)


  n) Unaudited Pro Forma Consolidated Balance Sheet

  If the offering contemplated by this prospectus is consummated, all of the redeemable and convertible preferred stock outstanding will automatically be converted into common stock. The unaudited pro forma consolidated balance sheet as of September 30, 1999, has been adjusted for the assumed conversion of the outstanding shares of convertible preferred stock as of September 30, 1999.

  o) Reclassifications

  Certain reclassifications have been made to the 1997 and 1996 financial statements to conform to the current presentation.

2) Equipment, Furniture and Fixtures

  Equipment, furniture, and fixtures consist of the following (in thousands):

                                            December 31,
                                           ---------------
                                            1997    1998    September 30, 1999
                                           ------  -------  -------------------
   Computer equipment and software.......  $1,461  $ 3,707        $ 4,310
   Furniture and fixtures................     889    1,357          1,746
   Leasehold improvements................     303      885          1,023
   Construction in progress..............      --       --            460
                                           ------  -------        -------
                                            2,653    5,949          7,539
   Less accumulated depreciation.........    (448)  (1,211)        (2,106)
                                           ------  -------        -------
   Equipment, furniture and fixtures,
    net..................................  $2,205  $ 4,738        $ 5,433
                                           ======  =======        =======

3) Income Taxes

  During 1996, the Company utilized operating loss carryforwards for which no benefit had been recognized; therefore, a provision for income taxes was not recorded. Income tax expense (benefit) for the years ended December 31, 1997 and 1998, and the nine months ended September 30, 1999, consists of (in thousands):

                                             Year ended
                                            December 31,        Nine months
                                           ---------------  ended September 30,
                                            1997    1998           1999
                                           ------  -------  -------------------
   Current income tax expense:
     Federal.............................  $   17  $   434        $   992
     State...............................       8       66            140
                                           ------  -------        -------
                                               25      500          1,151
                                           ------  -------        -------
   Deferred income tax expense (benefit):
     Federal.............................      35     (462)          (225)
     State...............................      --      (62)           (36)
                                           ------  -------        -------
                                               35     (524)          (261)
                                           ------  -------        -------
   Total expense (benefit)...............  $   60  $   (24)       $   890
                                           ======  =======        =======

                         METASOLV SOFTWARE, INC.

    Years ended December 31, 1996, 1997 and 1998, and the nine months ended
                            September 30, 1999

   (Information as of September 30, 1999 and for the nine months ended

                September 30, 1998 and 1999 are unaudited)

  Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34 percent to pretax income in the years ended December 31, 1996, 1997 and 1998, and the nine months ended September 30, 1999 as follows (in thousands):

                                Year ended December 31,         Nine months
                                --------------------------  ended September 30,
                                  1996     1997     1998           1999
                                --------  -------  -------  -------------------
Computed "expected" tax
 expense (benefit)............  $    220  $   61   $   (71)        $710
Utilization of net operating
 loss carry-forwards for which
 no benefit had been
 recognized...................      (224)    (40)      --           --
Expenses not deductible for
 tax purposes.................         4      14        42           49
Effect of state and local
 taxes, net of federal
 benefit......................       --        8         2           81
Other.........................       --       17         3           50
                                --------  ------   -------         ----
Provision for income taxes....  $    --   $   60   $   (24)        $890
                                ========  ======   =======         ====

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below (in thousands):

                                                  December 31,
                                                  --------------  September 30,
                                                   1997    1998       1999
                                                  ------  ------  -------------
   Deferred tax assets:
   Accrued expenses.............................. $   19  $  489     $  355
   Allowance for doubtful accounts...............     13     156        582
                                                  ------  ------     ------
   Total gross deferred tax assets...............     32     645        937
   Deferred tax liability--equipment, furniture
    and fixtures, due to differences in
    depreciation.................................    (67)   (156)      (188)
                                                  ------  ------     ------
       Net deferred tax asset (liability)........ $  (35) $  489     $  749
                                                  ======  ======     ======

4) Accrued Expenses

  Accrued expenses consist of the following (in thousands):

                                                  December 31,
                                                  --------------  September 30,
                                                   1997    1998       1999
                                                  ------  ------  -------------
   Employee compensation......................... $  983  $3,929     $3,221
   Sales tax payable.............................    409     496      1,257
   Royalties, income taxes and other expenses....    598   2,646      3,866
                                                  ------  ------     ------
                                                  $1,990  $7,071     $8,344
                                                  ======  ======     ======

5) Note Payable

  The Company has a committed revolving line of credit agreement with a bank, expiring in July 2002, in the amount of $6,000,000 and an equipment term loan facility that provides for borrowings up to $4,000,000. Interest on outstanding borrowings accrues at the bank's prime rate of interest (8.5% as of December 31, 1997 and 1998, and 8.25% as of September 30, 1999). The facility is secured by substantially all of the Company's tangible

                         METASOLV SOFTWARE, INC.

    Years ended December 31, 1996, 1997 and 1998, and the nine months ended
                            September 30, 1999

   (Information as of September 30, 1999 and for the nine months ended

                September 30, 1998 and 1999 are unaudited)

assets. As of December 31, 1997 there was $92,913 of outstanding borrowings under a previous line of credit, which were due and paid in 1998. As of September 30, 1999 there was $1,762,000 of outstanding borrowings under the revolving line of credit. The Company also had a standby letter of credit (in lieu of a security deposit) totaling $900,000 as of December 31, 1997, and $1,300,000 as of December 31, 1998 and September 30, 1999, which reduce the borrowing availability under the revolving line of credit.

6) Preferred Stock and Redeemable Preferred Stock

  In 1996, the Company issued 6,458,480 shares of Class B redeemable preferred stock for net cash proceeds of $2,475,400. In 1997, the Company issued 279,680 additional shares of Class B redeemable preferred stock for cash proceeds of $110,400. In 1998, the Company issued 2,857,146 shares of Class C redeemable preferred stock for cash proceeds of $10,000,011.

  Class A preferred stock is not redeemable. Class B and C redeemable preferred shareholders are entitled to request mandatory redemption of their stock beginning in April 2005 at a price equal to the liquidation value of such stock. The holders of the Class A, Class B and Class C preferred stock are entitled to certain additional rights as described below.

  Dividend Preference--The preferred shareholders are entitled to receive dividends before any distributions are made to holders of common stock. No dividends have been declared on any preferred stock.

  Liquidation Preference--Upon voluntary or involuntary liquidation, dissolution or other winding up of the Company, preferred shareholders in each class are entitled to a liquidation preference per share on a pro rata basis of the original issue price per share for such class ($.263 for Class A, $.375 for Class B, and $3.50 for Class C), plus declared but unpaid dividends for such class, before any distributions are made to holders of common stock.

  Conversion Rights--Each share of preferred stock is convertible at the option of the holder, at any time after issuance, into a number of shares of common stock to be determined by dividing the original issue price by the Conversion Price, as defined. The Conversion Price per share is the same as the original issue price per share, except that for Class B and Class C stock the Conversion Price is subject to adjustment for certain dilutive issuances, and that the Conversion Price for each share of preferred stock is subject to adjustment for stock splits, stock dividends or other recapitalizations or combinations. The Company may require the conversion of all of the outstanding preferred stock upon the closing of a firm commitment for an underwritten public offering of shares of the Company's common stock in which the net proceeds received by the Company and the price per share of common stock meet certain minimums. There is also a special mandatory conversion requirement for Class B and Class C preferred stock in the event of certain dilutive financing events where a holder of such preferred stock does not exercise his or her rights of first offer to participate in the dilutive financing.

  Voting Rights--Each share of preferred stock votes on an as-converted basis on all matters submitted to the Company's shareholders.

  During 1998, the Company issued 380 shares of Class A preferred stock in exchange for each of the 17,500 outstanding shares of Class A preferred stock, and 380 shares of Class B preferred stock in exchange for each of the 17,732 outstanding shares of Class B preferred stock. The Company has treated the exchanges like a stock split and has adjusted the historical share amounts on a retroactive basis.

                         METASOLV SOFTWARE, INC.

    Years ended December 31, 1996, 1997 and 1998, and the nine months ended
                            September 30, 1999

   (Information as of September 30, 1999 and for the nine months ended

                September 30, 1998 and 1999 are unaudited)

7) Stock Option Plan and Employee Stock Purchase Plan

  In 1992, the Company adopted a stock option plan pursuant to which the Board of Directors may grant stock options to officers and employees. In August 1999, the company adopted a new long-term incentive plan and merged it with the existing plan. The stock option plan authorizes grants of options to purchase up to 9,320,000 shares of authorized but unissued common stock. The number of shares issuable under the plan will increase annually during the first five years following adoption of the plan by 5% of the company's outstanding common stock. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. All options have ten-year terms and generally become exercisable in five equal cumulative installments beginning on the first anniversary of the grant date.

  At September 30, 1999, there were 1,959,060 additional shares available for grant under the plan. The per share weighted-average fair value of stock options granted for the years ended December 31, 1996, 1997, and 1998 and the nine months ended September 30, 1999 was $.085, $.075, $.415 and $.94, respectively, as estimated using the minimum value option-pricing model with the following assumptions: expected dividend yield of 0%, risk-free interest rate of 6%, and an expected life of five years.

  The Company applies APB Opinion No. 25 in accounting for its stock option plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation, the Company's net income would have been reduced to the pro forma amounts indicated below (in thousands):

                                                             Nine Months Ended
                                   Year ended December 31,     September 30,
                                   ------------------------  -----------------
                                    1996    1997     1998      1998       1999
                                   ------- ------- --------  ---------  --------
Net income (loss):
  As reported.....................    $648    $120    $(186)   $(1,723)   $1,199
  Pro forma.......................     642      88     (278)    (1,779)      877

                         METASOLV SOFTWARE, INC.

    Years ended December 31, 1996, 1997 and 1998, and the nine months ended
                            September 30, 1999

   (Information as of September 30, 1999 and for the nine months ended

                September 30, 1998 and 1999 are unaudited)


  Stock option activity during the periods indicated is as follows:

Pro forma net loss reflects only stock options granted after December 31, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts presented above because compensation cost is reflected over the options' vesting periods of five years and compensation expense pertaining to stock options granted in prior periods is not considered.

                                                                    Weighted-
                                                        Number       average
                                                       of shares  exercise price
                                                       ---------  --------------
Balance as of December 31, 1995....................... 1,029,800      $ .24
  Granted.............................................   784,000        .34
  Exercised...........................................    (9,000)       .24
  Forfeited...........................................  (140,040)       .30
                                                       ---------
Balance as of December 31, 1996....................... 1,664,760        .28
  Granted............................................. 2,060,600        .34
  Exercised...........................................      (160)       .34
  Forfeited...........................................  (346,640)       .34
                                                       ---------
Balance as of December 31, 1997....................... 3,378,560        .31
  Granted............................................. 1,693,700       1.79
  Exercised...........................................  (237,220)       .31
  Forfeited...........................................  (404,600)      1.36
                                                       ---------
Balance as of December 31, 1998....................... 4,430,440        .78
  Granted............................................. 3,135,100       3.72
  Exercised...........................................  (410,480)       .62
  Forfeited...........................................  (428,380)      1.48
                                                       ---------
Balance as of September 30, 1999...................... 6,726,680       2.11
                                                       =========

                         METASOLV SOFTWARE, INC.

    Years ended December 31, 1996, 1997 and 1998, and the nine months ended
                            September 30, 1999

   (Information as of September 30, 1999 and for the nine months ended

                September 30, 1998 and 1999 are unaudited)

  At December 31, 1998, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $.24 to $3.50 and 7.76 years, respectively. The following table presents information about outstanding stock options as of December 31, 1998:

                                                       Options vested and
                            Weighted average              exercisable
      Range of            --------------------     --------------------------
      Exercise  Number of Exercise Contractual     Number of Weighted average
       Prices    options   price      life          options       price
     ---------- --------- -------- -----------     --------- ----------------
     $.24 - .34 3,045,940  $0.31      7.42 years   1,222,080      $0.29
      .45 - .60   766,800   0.60      9.12            10,000       0.45
        1.75       72,800   1.75      9.40               --
        3.50      549,500   3.50      9.76               --
                ---------                          ---------
     Totals     4,435,040                          1,232,080
                =========                          =========

  At December 31, 1996, 1997 and 1998, and September 30, 1999, 313,380,
644,860, 1,232,080 and 1,748,700 options were vested and exercisable at a weighted-average exercise price of $.25, $.26, $.30 and $.49, respectively.

  In August 1999, the Company adopted an employee stock purchase plan contingent upon the completion of its initial public offering. The plan is authorized to issue 600,000 shares of its authorized and unissued common stock and that number will increase annually during the first five years following adoption of the plan by 1% of the Company's outstanding common stock.

8) 401(k) Plan and Trust Agreement

  The Company has a 401(k) Plan and Trust Agreement under which employees are entitled to deduct and contribute up to 15% of their salary, subject to certain regulatory limitations, to a defined contribution plan. In 1996, 1997 and 1998 the Company made discretionary profit sharing contributions of $24,000, $123,444 and $337,084, respectively, to the plan. For the nine months ended September 30, 1999 the Company has recorded discretionary profit sharing contributions of $372,770.

9) Commitments and Contingencies

  Leases

  The Company leases its offices under operating leases, which expire through 2010. Future minimum annual rent payments for leases having initial or remaining noncancelable lease terms in excess of one year are as follows (in thousands):

                                                                  Total minimum
     Years ending                                                 lease payments
     December 31,                                                 --------------
     1999........................................................    $ 1,227
     2000........................................................      2,177
     2001........................................................      2,598
     2002........................................................      2,652
     2003........................................................      2,707
     Thereafter..................................................     17,558
                                                                     -------
                                                                     $28,919
                                                                     =======

  Included above are $19,125,000 of minimum lease payments related to office space currently under construction that the Company expects to occupy in the fourth quarter of 1999. Rent expense for the years ended December 31, 1996, 1997 and 1998, and the nine months ended September 30, 1999, amounted to $91,727, $558,778, $1,175,047 and $1,092,381, respectively.

                          METASOLV SOFTWARE, INC.

    Years ended December 31, 1996, 1997 and 1998, and the nine months ended
                            September 30, 1999

    (Information as of September 30, 1999 and for the nine months ended

                September 30, 1998 and 1999 are unaudited)


  Legal Proceedings

  The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

10) Earnings per Share

  The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

                                         Year ended            Nine months
                                        December 31,       ended September 30,
                                   ----------------------  ---------------------
                                    1996    1997    1998      1998       1999
                                   ------- ------- ------  ----------  ---------
Numerator:
  Net income (loss)..............  $   648 $   120 $ (186) $   (1,723) $   1,199
                                   ======= ======= ======  ==========  =========
Denominator:
  Denominator for basic earnings
   (loss) per share-- weighted-
   average common shares
   outstanding...................   11,404  11,409 11,472      11,436     11,781
  Effect of dilutive securities:
    Preferred stock..............   10,764  13,248    --          --      16,245
    Employee stock options.......      272     286    --          --       3,420
                                   ------- ------- ------  ----------  ---------
  Denominator for diluted
   earnings (loss) per share--
   weighted-average common and
   common equivalent shares
   outstanding...................   22,440  24,943 11,472      11,436     31,446
                                   ======= ======= ======  ==========  =========
Earnings (loss) per common share:
  Basic earnings (loss) per
   common share..................  $  0.06    0.01  (0.02)      (0.15)      0.10
                                   ======= ======= ======  ==========  =========
  Diluted earnings (loss) per
   common share..................  $  0.03    0.00  (0.02)      (0.15)      0.04
                                   ======= ======= ======  ==========  =========

  There are no potentially dilutive shares that are excluded from the earnings per share calculations for the nine months ended September 30, 1999.

11) Segment Information and Concentration of Credit Risk

  The Company has adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to stockholders. The method for determining what information to report is based on the way management organizes the operating segments within the Company for making operating decisions and assessing financial performance.

  The Company's chief operating decision-maker is considered to be the Chief Executive Officer ("CEO"). The CEO reviews financial information presented on a consolidated basis accompanied by disaggregated information about revenues by product and service line for purposes of making operating decisions and assessing financial performance. The financial information reviewed by the CEO is identical to the information presented in the accompanying statements of operations. Therefore, the Company operates in a single operating segment: telecommunications software and related services.

                          METASOLV SOFTWARE, INC.

    Years ended December 31, 1996, 1997 and 1998, and the nine months ended
                            September 30, 1999

    (Information as of September 30, 1999 and for the nine months ended

                September 30, 1998 and 1999 are unaudited)


  Revenue information regarding operations for different products and services is as follows (in thousands):

                                          Year ended            Nine months
                                         December 31,       ended September 30,
                                    ----------------------- --------------------
                                     1996    1997    1998      1998      1999
                                    ------- ------- ------- ---------- ---------
Revenues:
 Software.......................... $ 1,895 $ 5,262 $23,432   $ 13,225   $27,202
 Professional services.............   1,477   3,140  14,472      9,742    16,855
 Post-contract customer support....     450     897   4,672      2,903     6,928
                                    ------- ------- ------- ---------- ---------
 Total revenues.................... $ 3,822  $9,299 $42,576    $25,870   $50,985
                                    ======= ======= ======= ========== =========

  The Company has derived substantially all of its revenues from the United States and Canada. Accordingly, the Company does not produce reports that measure performance of segments by geographic region.

  The Company evaluates the performance of its operating segments based on revenues only. The Company does not assess the performance of its segments on other measures of income or expense, such as depreciation and amortization, operating income or net income. In addition, the Company's assets are not allocated to any specific segment, and the Company does not produce reports that measure segment performance based on any asset-based metrics. Therefore, segment information is presented only for revenues.

  The Company licenses its telecommunications software products to incumbent local exchange telephone carriers, competitive local exchange carriers, and competitive access providers. The Company performs ongoing credit evaluations of its customers' financial condition but does not require collateral or other security to support its trade accounts receivable. The table below presents the portion of the Company's revenues derived from its major customers for the periods presented and the portion of accounts receivable as of December 31, 1998 and June 30, 1999 related to such customers:

             Accounts Receivable                       Revenues
Customers    -----------------------   --------------------------------------------
                                       Year ended December 31,    Nine months ended
             Dec. 31,     Sept. 30,    -------------------------    September 30,
               1998          1999       1996     1997     1998          1999
             ---------    ----------   -------  -------  -------  -----------------
A...........         22%           13%      --      15%      22%         13%
B...........          4%            --      3%       2%      11%          1%
C...........         20%            7%      --       --       8%          7%
D...........          1%            4%      --      17%       5%          4%
E...........          5%            2%     36%      18%       3%          2%
F...........          --            2%      --      12%       4%          1%
G...........          --            --     13%       1%       --          --

                    [LOGO OF METASOLV SOFTWARE APPEARS HERE]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fees.

   SEC Registration fee............................................. $   22,379
   NASD fee.........................................................      8,550
   Nasdaq National Market initial listing fee.......................     17,500
   Printing and engraving...........................................    200,000
   Legal fees and expenses of the Company...........................    350,000
   Accounting fees and expenses.....................................    225,000
   Directors and Officers Liability Insurance.......................    300,000
   Blue sky fees and expenses.......................................     10,000
   Transfer agent fees..............................................     15,000
   Miscellaneous....................................................     51,571
                                                                     ----------
     Total..........................................................  1,200,000
                                                                     ==========

Item 14. Indemnification of Directors and Officers

  Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933 (the "Act"). Article VII of the Registrant's By-Laws provides for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant's amended and restated certificate of incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as directors to the Registrant and its stockholders. This provision in the amended and restated certificate of incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Registrant has entered into Indemnification Agreements with its officers and directors, a form of which is attached as Exhibit 10.1 hereto and incorporated herein by reference. The Indemnification Agreements provide the Registrant's officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. The Registrant maintains liability insurance for its directors and officers. Reference is also made to Section of the underwriting agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities, and
Section 1.9 of the Investors' Rights Agreement contained in Exhibit 4.1 hereto, indemnifying certain of the Company's stockholders, including controlling stockholders, against certain liabilities.


Item 15. Recent Sales of Unregistered Securities

  (a) From October 1, 1996 through September 30, 1999, the Registrant has issued and sold the following securities:

  1. The Registrant granted stock options to purchase 6,955,800 shares of Common Stock at exercise prices ranging from $0.34 to $5.00 per share to employees, consultants and directors pursuant to its 1992 Stock Option Plan.

  2. From October 1, 1996 through September 30, 1999, the Registrant issued and sold an aggregate of 628,360 shares of its Common Stock to employees, consultants and directors for aggregate consideration of approximately $313,971 pursuant to exercises of options granted under its 1992 Stock Option Plan.

  3. In June 1998, the Registrant issued and sold 2,857,146 shares of its Class C Preferred Stock for an aggregate purchase price of approximately $10,000,011.

  The issuances described in Items 15(a)(1) and (2) were deemed exempt from registration under the Securities Act in reliance on Rule 701 promulgated under the Securities Act or Section 4(2) of the Securities Act. The issuance of the securities described in Item 15(a)(3) was deemed exempt from registration under the Act in reliance on section 4(2) of such Act as transactions by an issuer not involving any public offering. In addition, the recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

Item 16. Exhibits and Financial Statement Schedules

  (a) Exhibits

 Exhibit No. Description
 ----------- -----------
    1.1      Form of Underwriting Agreement.
    3.1+     Amended and Restated Certificate of Incorporation of the
             Registrant, as amended to date.
    3.2+     Form of Amended and Restated Certificate of Incorporation of the
             Registrant to be filed after the closing of the offering made pursuant to this Registration Statement.
    3.3+     Amended and Restated Bylaws of the Registrant, dated May 26, 1998.
    3.4+     Form of Amended and Restated Bylaws of the Registrant to be
             effective upon the closing of the offering made pursuant to their
             Registration Statement.
    4.1+     Investors' Rights Agreement, dated June 2, 1998, among the
             Registrant and the shareholders named therein, as amended.
    4.2*     Specimen Certificate of the Registrant's common stock.
    5.1*     Opinion of Gunderson Dettmer Stough Villeneuve Franklin &
             Hachigian, LLP, counsel to the Registrant.
   10.1+     Form of Indemnification Agreement entered into between the
             Registrant and its directors and executive officers.
   10.2+     1992 Stock Option Plan.
   10.3+     Long-Term Incentive Plan.
   10.4+     Employee Stock Purchase Plan.
   10.5*     Mutual Release between the Registrant and Michael J. Watters,
             dated      .
   10.6      Commercial Lease Agreement between the Registrant and CrownInvest
             I, L.P., dated April 1, 1997, as amended to date.
   10.7      Commercial Lease Agreement between the Registrant and William R.
             Cooper and Craig A. Cooper, dated August 21, 1998 , as amended to date.
   10.8      Master Software License and Services Agreement entered into between Registrant and Qwest Communications Corporation, dated
             May 30, 1997.
   10.9*     Master License, Development and Service Agreement entered into between Registrant and Time Warner Communications Holdings, Inc.,
             dated May 7, 1998.
   10.10*    Master Software License and Services Agreement entered into between Registrant and Allegiance Telecom, Inc., dated December
             19, 1997.
   16.1      Consent of Arthur Andersen, former independent accountants.
   23.1      Consent of KPMG LLP, independent accountants.
   23.2*     Consent of Gunderson Dettmer Stough Villeneuve Franklin &
             Hachigian, LLP, counsel to the Registrant. Reference is made to
             Exhibit 5.1.

 Exhibit No. Description
 ----------- -----------
    24.1+    Power of Attorney.
    27.1+    Financial Data Schedule.

--------

 +  Previously filed.
 * To be supplied by amendment.
**Confidential treatment requested as to certain portions of these exhibits.

  (b) Financial Statement Schedule

    Auditors' Report on Schedule

    Schedule II--Valuations and Qualifying accounts.

  Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

  The Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Amended and Restated Certificate of Incorporation or the By-Laws of the Registrant, Indemnification Agreements entered into between the Registrant and its officers and directors, the underwriting agreement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the
City of Plano, State of Texas, on this    day of October, 1999.

                                          MetaSolv Software, Inc.

                                                   /s/ JAMES P. JANICKI
                                          By: _________________________________
                                                     James P. Janicki
                                               President and Chief Executive
                                                          Officer


  Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

              Signature                          Title                   Date
              ---------                          -----                   ----

         /s/ JAMES P. JANICKI          President, Chief Executive September 18, 1999
______________________________________  Officer and Director
           James P. Janicki             (Principal Executive
                                        Officer)

        GLENN A. ETHERINGTON*          Chief Financial Officer    September 18, 1999
______________________________________  (Principal Financial and
         Glenn A. Etherington           Accounting Officer)

           DAVID R. SEMMEL*            Director                   September 18, 1999
______________________________________
           David R. Semmel

        WILLIAM N. SICK, JR.*          Director                   September 18, 1999
______________________________________
         William N. Sick, Jr.

            ADAM SOLOMON*              Director                   September 18, 1999
______________________________________
             Adam Solomon

          JOHN D. THORNTON*            Director                   September 18, 1999
______________________________________
           John D. Thornton

           BARRY F. EGGERS*            Director                   September 18, 1999
______________________________________
           Barry F. Eggers

            JOHN W. WHITE*             Director                   September 18, 1999
______________________________________
            John W. White

  /s/ JAMES P. JANICKI

*By: _______________________

                   INDEPENDENT AUDITORS' REPORT ON SCHEDULE

The Board of Directors
MetaSolv Software, Inc.

Under date of February 26, 1999 we reported on the balance sheets of MetaSolv Software, Inc. as of December 31, 1997 and 1998 and the related statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998, which are included in the prospectus. In connection with our audits of the aforementioned financial statements, we also audited the related financial statement schedule included in the registration statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                          /s/ KPMG LLP

                                          KPMG LLP

Dallas, Texas
February 26, 1999

                            METASOLV SOFTWARE, INC.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                                 (in thousands)

                                     Additions  Additions
                          Balance at charged to  charged             Balance at
                          beginning  costs and  to other               end of
Description               of period   expenses  accounts  Deductions   period
-----------               ---------- ---------- --------- ---------- ----------
FOR THE YEAR ENDED
 DECEMBER 31, 1998
Allowances Deducted from
 Assets:
  Accounts receivable...     $90        $510        --        --        $600
                             ===        ====       ===       ===        ====
FOR THE YEAR ENDED
 DECEMBER 31, 1997
Allowances Deducted from
 Assets:
  Accounts receivable...     $35        $186        --       131        $ 90
                             ===        ====       ===       ===        ====
FOR THE YEAR ENDED
 DECEMBER 31, 1996
Allowances Deducted from
 Assets:
  Accounts receivable...     $--        $ 35        --        --        $ 35
                             ===        ====       ===       ===        ====

                               INDEX TO EXHIBITS

                                                                  Sequentially
                                                                    Numbered
 Exhibit No. Exhibit                                                  Page
 ----------- -------                                              ------------
    1.1      Form of Underwriting Agreement.
    3.1+     Amended and Restated Certificate of Incorporation
             of the Registrant, as amended to date.
    3.2+     Form of Amended and Restated Certificate of
             Incorporation of the Registrant to be filed after
             the closing of the offering made pursuant to this
             Registration Statement.
    3.3+     Amended and Restated Bylaws of the Registrant,
             dated May 26, 1998.
    3.4+     Form of Amended and Restated Bylaws of the
             Registrant to be effective upon the closing of the
             offering made pursuant to this Registration
             Statement.
    4.1+     Investors' Rights Agreement, dated June 2, 1998,
             among the Registrant and the shareholders named
             therein, as amended.
    4.2*     Specimen Certificate of the Registrant's common
             stock.
    5.1*     Opinion of Gunderson Dettmer Stough Villeneuve
             Franklin & Hachigian, LLP, counsel to the
             Registrant.
   10.1+     Form of Indemnification Agreement entered into
             between the Registrant and its directors and
             executive officers.
   10.2+     1992 Stock Option Plan.
   10.3+     Long-Term Incentive Plan.
   10.4+     Employee Stock Purchase Plan.
   10.5*     Mutual Release between the Registrant and Michael
             J. Watters, dated    .
   10.6      Commercial Lease Agreement between the Registrant
             and CrownInvest I, L.P., dated April 1, 1997, as
             amended to date.
   10.7      Commercial Lease Agreement between the Registrant
             and William R. Cooper and Craig A. Cooper, dated
             August 21, 1998, as amended to date.
   10.8      Master Software License and Service Agreement
             entered into between Registrant and Qwest
             Communications Corporation, dated May 30, 1997.
   10.9*     Master License, Development and Service Agreement
             entered into between Registrant and Time Warner
             Communications Holdings, Inc., dated May 7, 1998.
   10.10*    Master Software License and Services Agreement
             entered into between Registrant and Allegiance
             Telecom, Inc., dated December 19, 1997.
   16.1      Consent of Arthur Andersen, former independent
             accountants.
   23.1      Consent of KPMG LLP, independent accountants.
   23.2*     Consent of Gunderson Dettmer Stough Villeneuve
             Franklin & Hachigian, LLP, counsel to the
             Registrant. Reference is made to Exhibit 5.1.
   24.1+     Power of Attorney. Reference is made to page II-4.
   27.1+     Financial Data Schedule.

--------

 + Previously filed.

 * To be supplied by amendment.